NexGen Energy Ltd.

May 11, 2026

Management Information Circular

Notice of 2026 Annual General and Special Meeting of Shareholders

NexGen Energy Ltd.	2

Management Information Circular Summary

This summary highlights important information about NexGen Energy Ltd. ("NexGen" or the "Company"), as well as other matters discussed elsewhere in this Circular Statement. You should carefully review this entire Circular. We encourage you to vote as promptly as possible to ensure that your views are reflected, even if you plan to attend NexGen's 2026 Annual Shareholder's Meeting.

About NexGen

Building on NexGen's strong multi-year performance, the Company's culture is a commitment to continual improvement and optimizing long-term value. NexGen is steadfast in advancing the Rook I Project (the "Project") toward production with detailed development plans, enhancing sustainability initiatives through responsible environmental stewardship and Indigenous partnerships, and deploying capital for the development of the Project in the most efficient manner seen in the industry and for long-term financial sustainability. Additionally, the Company is expanding exploration and resource development to unlock future growth opportunities while leveraging technological innovations to drive operational efficiencies. This strategic positioning is delivering sustained, long-term value for NexGen's investors, stakeholders, and the global energy industry.

+3,408% Share price appreciation since listing[1]

Company Values

At NexGen, responsible resource development is driven by four core values - honesty, respect, resilience and accountability - that shape the Company's culture, approach, and decision-making. These values are what makes NexGen the leader in responsible resource development.

NexGen's people set the Company apart, bringing these values to life everyday as we work to deliver clean energy fuel for the future. The philosophy of delivering genuine, sustainable outcomes and setting new industry standards is embedded in the Company's approach-guiding not only how the operations are conducted but also how contributions are made to the well-being of the communities and environment in which NexGen operates.

Honesty	Respect
Resilience	Accountability

1. From the Company's initial listing on the TSX Venture Exchange in April 2013 to December 31, 2025, NexGen's share price has increased 3,408% outperforming S&P/TSX Global Mining Index by 200%, the S&P Composite Total Return Index by 277% and the Global X Uranium ETF by 28%. NexGen's share price was $0.36/sh and $12.63/sh on April 24, 2013 and December 31, 2025, respectively.

NexGen Energy Ltd.	3

Agenda

Abbreviations and Definitions	5

Abbreviations and Definitions

ABEX Award	Achievement in Business Excellence Award (Saskatchewan Chamber of Commerce)
AGM	Annual General Meeting
Arrow	The Arrow Deposit
Arrow Deposit	Uranium deposit located on the Rook I Project
ATM	At-the-Market (equity offering program)
ATM Program	NexGen's At-the-Market equity issuance program
AUD	Australian Dollar
BNDN	Birch Narrows Dene Nation
Board	Board of Directors of NexGen Energy Ltd.
Board of Directors	Governing body of the Company
CAD	Canadian Dollar
CAPEX	Capital Expenditure
CAGR	Compound Annual Growth Rate
CDIs	CHESS Depositary Interests
Chair	Chair of the Board of Directors
CHESS Depositary Interests	Depositary interests issued to Australian investors
Chief Executive Officer	Chief Executive Officer of the Company
Circular	This Management Information Circular dated May 11, 2026
Commission Hearing	Hearing conducted by the Canadian Nuclear Safety Commission
Company / NexGen / The Company	NexGen Energy Ltd.
Compensation Committee	Compensation Committee of the Board
Convertible Debenture	Convertible debt instrument issued by the Company
CNSC	Canadian Nuclear Safety Commission
CRDN	Clearwater River Dene Nation
CSA	Canadian Securities Administrators
EA	Environmental Assessment
EIS	Environmental Impact Statement
EPC	Engineering, Procurement and Construction
EPCM	Engineering, Procurement and Construction Management
ETF	Exchange Traded Fund
Executives	Executive officers of the Company
Existing Rights Plan	Shareholder Rights Plan agreement reinstated as of April 24, 2023
FEED	Front-End Engineering Design
FS	Feasibility Study
G&A	General and Administrative
GRI	Global Reporting Initiative

Abbreviations and Definitions	6

GW / GWe	Gigawatt / Gigawatt electrical
HALEU	High-Assay Low-Enriched Uranium
Independent Director	Director independent under applicable securities laws
Indigenous Nations	Indigenous community partners of the Project
Life of Mine / LOM	Life of Mine
Local Priority Area / LPA	Communities and Indigenous Nations closest to the Project
Meeting	Annual General and Special Meeting of Shareholders
Named Executive Officers / NEOs	Senior executives as defined under securities law
NAV	Net Asset Value
NI 54-101	National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer
NOBO	Non-Objecting Beneficial Owner
Non-Registered Shareholder	Shareholder holding shares through an intermediary
Notice of Meeting	Notice convening the Meeting
OBO	Objecting Beneficial Owner
Patterson Corridor East	Exploration area east of the Arrow Deposit
PCE	Patterson Corridor East
PEA	Preliminary Economic Assessment
PFS	Pre-Feasibility Study
President	President of the Company
Project	The Rook I Project
Proxy	Proxy form accompanying the Circular
Registered Shareholder	Shareholder registered in their own name
RFP	Request for Proposal
Rights Plan	Continuation of the Existing Rights Plan amended and restated as of May 5, 2026
Rook I / Rook I Project	NexGen's flagship uranium development project
RRIF	Registered Retirement Income Fund
RRSP	Registered Retirement Savings Plan
SEDAR+	System for Electronic Document Analysis and Retrieval Plus
Shareholder(s)	Holders of common shares of the Company
SMR	Small Modular Reactor
SPUT	Sprott Physical Uranium Trust
Stock Option Plan	NexGen Energy Ltd. Stock Option Plan
STI	Short-Term Incentive
Sustainability Report	NexGen's annual sustainability report
SWU	Separative Work Unit
Task Force on Climate-related Financial Disclosures / TCFD	Climate-related disclosure framework
Toronto Stock Exchange / TSX	Toronto Stock Exchange
TSXV	TSX Venture Exchange
TSR	Total Shareholder Return
U₃O₈	Uranium concentrate
UF₆	Uranium hexafluoride
USD	United States Dollar

NexGen Energy Ltd.	7

NexGen is delivering the next generation of clean energy fuel through responsible development and maximizing the value of its uranium resources.

As a leader in the nuclear fuel supply chain, NexGen is playing a critical role in enabling a low-carbon future while setting new industry standards for maximized profitability, environmental stewardship, community engagement, and corporate governance. NexGen's approach prioritizes long-term value creation for all stakeholders, innovation, community capacity building and sustainability.

Purpose:	Vision:
To responsibly develop and supply the uranium needed to power a cleaner world while driving sustainable growth for stakeholders, communities, and the global energy transition.	To be the global leader in delivering uranium for the world's current and future clean energy needs - recognized for industry-leading sustainability practices, operational excellence, and unwavering commitment to continual improvement in setting new industry standards in everything we do.

Impact:	Climate Commitment:
Through the Rook I Project, NexGen is shaping the future of energy security by supplying ethically sourced uranium from a secure jurisdiction, essential for global decarbonization. NexGen is deeply engaged with Indigenous and local communities, ensuring shared economic benefits, responsible land stewardship, and a legacy of positive impact for generations to come.	NexGen recognizes the urgency of climate action and vital role of nuclear power in achieving carbon-free emissions. NexGen is dedicated to minimizing its environmental footprint by integrating best-in-class sustainability practices, reducing carbon emissions in its operations and supporting the clean energy transition through responsible uranium production.

Chairman's Letter	8

Message from the Chair of the Board

Dear Valued and Fellow Shareholders,

You are invited to attend the Annual General and Special Meeting of Shareholders (the "Meeting") of NexGen Energy Ltd. ("NexGen" or the "Company"), which will be held on June 30, 2026 at 2:00PM (Pacific Time) at the offices of NexGen located at 1021 West Hastings Street, Suite 3150, Vancouver, British Columbia.

As a fellow shareholder and Chair of the NexGen Board, I am pleased to present NexGen's Management Information Circular, which details the significant advancements made throughout 2025, culminating in the issuance of the Canadian Nuclear Safety Commission (CNSC) licence for the Company's Rook I Project on March 5, 2026. This license represents the final approval step for the Project to commence full scale construction activities.

The licence was granted just 14 business days following the final hearing held on February 9-12 this year - well ahead of typical timelines. This optimal outcome is a testament to the strength and completeness of the Company's technical submission, its early and transparent engagement with regulators, and the deep relationships established with local communities and regulators over the years. It also underscores NexGen's disciplined and proactive approach to development, positioning the Project to move into construction with confidence.

NexGen continues to apply these rigorous standards across all workstreams and its these capabilities that were instrumental in advancing Rook I through permitting and will propel the Project through development and into production.

NexGen's achievements in 2025 have built a comprehensive foundation that positions the Company for unprecedented growth in 2026, and a transition to the next exciting phase of development.

The Rook I Project is clearly highlighting that NexGen will emerge as the world's next generation leading uranium producer, with the potential to deliver up to 30 million pounds annually. With this scale and profitability, NexGen optimizes the potential and seeks what is possible to drive for continuous improvement.

Global momentum toward nuclear energy further strengthened this year with the widespread acceptance of nuclear energy's role in decarbonization and energy security. Robust uranium market fundamentals continued to serve as the key pillar to this market and against this highly constructive environment, supported by the Company's strong balance sheet and strategic readiness, these dynamics provide a generational foundation for sustained value creation as we move forward with mine development.

We continue to set new standards across all facets of the business, recognizing our role as a future leader in resource development and the production of responsible and clean energy. The Board of Directors and Executive Team are pleased with the Company's continued progress over the past year. Key milestones and achievements during 2025 include:

CNSC licence approval issued for the Rook I Project

On November 19, 2025, NexGen participated in the first of two Canadian Nuclear Safety Commission (CNSC) hearings for the federal approval of the Rook I Project, followed by a second hearing held from February 9-12 this year, marking the successful completion of the final stage of the federal permitting process. On March 5, the CNSC issued the licence authorizing site preparation and construction of the Rook I Project.

Long-term growth and exploration optionality

On July 24, NexGen consolidated its southwest Athabasca Basin land position by securing 100% ownership of its entire land package, including the acquisition of Rio Tinto's carried interest in Patterson Corridor East and other key exploration properties.

Doubling of sales commitments and maintaining unparalleled leverage to future uranium prices

On August 6, NexGen announced the doubling of its contracted sales volumes with a new 5 million-pound uranium offtake agreement at market-related pricing dynamics with a major U.S. utility, demonstrating strong commercial traction as utilities seek essential long-term supply from a geopolitically secure jurisdiction, supply NexGen is uniquely positioned to provide.

Major equity financing positioning the Company for construction

On October 1, NexGen launched a CAD$400 million bought deal offering in North America alongside a concurrent AUD$400 million offering in Australia, which was subsequently significantly upsized to AUD$600 million following substantial appetite from Australian investors. The successful capital raise closed on October 16, reflecting global confidence and support in NexGen's Rook I Project and long-term strategy. The Board and I were pleased to see the support from current and new shareholders in response to the equity raising. These funds ensure that we remain in a strong financial position, ready to commence construction immediately upon licence approval.

Chairman's Letter	9

Expanded global exposure

On December 22, NexGen was added to the ASX 200 Index, the preeminent index in Australia. For fund managers measured against the index, NexGen is now a must-own, driving broader institutional exposure.

Enhanced exploration pipeline

At Patterson Corridor East (PCE), NexGen delivered on major exploration objectives by intersecting further mineralization, highlighted by the highest-grade assay results to date, reinforcing the area's significant uranium potential and enhancing our exploration pipeline.

Central to the Company's development is our deep commitment to ensuring the long-term sustainability of both our business and of the local communities where we operate. Our mutual success is dependent on working collaboratively and transparently, over the long-term, with Indigenous communities local to the Project to see the benefits of Rook I realized. In 2025, NexGen invested CAD$6.7 million in the Local Priority Area (LPA) delivering meaningful community benefits in the form of education, training and trades certification, mentorship and health and wellness while advancing the Rook I Project. This commitment was further reflected with 94% of procurement spend at Rook I allocated to Nation Partners, alongside ongoing training and skills development programs to ensure Local Priority Area community members are well-prepared to participate in the Project's long- term opportunities.

None of this is possible alone. To our employees and contractors, thank you for your dedication, your expertise, and the pride you bring to the Company every day. To our Indigenous nation partners and government partners, thank you for your trust, your collaboration, and your commitment to working alongside us. These relationships are not just important to our success; they are foundational to who we are as a company. To everyone, including our shareholders, who believes in what we're building, thank you for being part of this journey.

In 2026, NexGen will continue to protect its culture; a culture where every individual feels safe, respected, and empowered to perform at their best. Alongside this, the Company will deepen strategic partnerships that extend its capabilities, strengthen its execution, and support the delivery of long-term, attractive shareholder returns. NexGen's vision is one of collaboration as enduring, long-lasting excellence is achieved together.

The Board is confident in the positive outlook for the Company and we thank every one of our partners, investors, customers, suppliers, and governments for your trust and support.

Chris McFadden Chair of the Board of Directors

CEO's Letter	10

Message from the Founder and Chief Executive Officer

Dear Fellow Shareholders,

In 2025, there was a decisive strengthening of long-term nuclear and uranium fundamentals. The convergence of government policy focusing on energy and national security, demand for baseload power from major technology companies, grid reliability challenges and accelerating global nuclear development anchored uranium as a critical pillar of the current and future energy system. Known for delivering cost-effective reliable power that drives economic growth and prosperity, uranium has also become the backbone to the race for artificial intelligence dominance among nations. Underpinned by these robust fundamentals and a de-risked developmental pathway, NexGen is optimally positioned as the only major new source of low cost, reliable uranium production from a stable jurisdiction.

2025 was characterized by the growing recognition that electrification, artificial intelligence (AI), and hyperscale data centres are straining existing power systems with energy constraints limiting their potential. As a result, this rapid expansion of power intensive technologies has led to major technology companies increasingly underwriting new nuclear capacity.

Throughout the year, global technology giants made significant investments in nuclear, recognizing its role as a reliable and carbon free energy source to meet their rising data center load. Amazon, Meta, Microsoft and Google all made major commitments to secure electricity and fund the nuclear industry through backstopping the re-opening reactors and extending the lives of operating reactors, multi-decade power purchase agreements as well as partnerships with the next generation reactor developers. This reflects the conundrum the world faces, which is the fact the existing energy consumption is difficult to meet and now being compounded by insatiable demand from hyperscalers. All of this at a time when the global reactor fleet is challenged to source reliable future fuel supplies.

Globally, policy momentum supporting nuclear energy continues to accelerate. In the United States (US), bipartisan legislation advanced across multiple fronts including the implementation of White House executive orders aimed at strengthening domestic and allied nuclear fuel capabilities and reducing dependence on geopolitical rivals. These initiatives alone further reinforce the importance of secure, Western aligned uranium production. We've seen follow through on these initiatives already in 2026, with the Department of Energy providing USD$2.7 billion to nuclear fuel makers for domestic uranium enrichment and the commitment to create a USD$2.5 billion Strategic Resilience reserve in addition to a USD$12 billion "Vault" initiative to stockpile critical minerals including uranium. Several US states, including Illinois, Texas and Maryland, moved to lift long-standing nuclear restrictions and/or facilitate development of new nuclear reactors, and saw renewed activity at legacy uranium mines as permitting timelines shortened under federal executive action.

In Europe, several countries progressed nuclear repowering initiatives or extended reactor lifespans, further tightening the long-range demand outlook. Meanwhile, Russian-origin material continues to lose market share in conversion and enrichment markets, adding pressure on Western utilities to secure alternative long-term supply.

Nuclear growth plans continued to expand. China remains the most aggressive builder, with the highest number of reactors under construction worldwide and a focus on securing long- term fuel needs for their highly consumptive energy grid. India reiterated its ambition to reach 100 GW of nuclear capacity by 2047, recognizing nuclear as essential to meeting long-term energy demand. Japan advanced restarts at major facilities, including Kashiwazaki-Kariwa, the world's largest nuclear power facility, while several European countries (such as the Netherlands, Sweden, Poland, and Belgium) moved to extend reactor lifespans, reverse uranium mining bans, deploy SMRs, or secure EU funding for new nuclear builds. The UK reaffirmed its commitment to quadruple nuclear capacity by 2050, adding nuclear to its green financing framework and progressing flagship projects such as Sizewell C. The World Bank also lifted its longstanding ban on funding nuclear power projects, an endorsement of institutional support for nuclear as part of the global clean energy mix.

CEO's Letter	11

On the supply side, 2025 reinforced the critical reality that existing legacy production is aging and simply not sufficient to meet existing, let alone, the rising long-term demand. Operational challenges at major producing assets, development delays, and tight capacity across conversion and enrichment reflect the fragility of global uranium supply. With OECD countries representing approximately 70% of global uranium demand but only 25% of global uranium supply, the disconnect between where uranium is consumed and where it is produced is growing. Further, there will be significant existing production facilities deplete their ore bodies in the early 2030s, precisely when the Rook I Project is expected to enter production, replacing critical supply that would otherwise disappear in a market that is already in a structural deficit. And even then, the world will need more. These constraints have highlighted the importance of advanced, high-quality projects capable of delivering meaningful new supply in stable, allied jurisdictions - a crucial role that NexGen's Rook I Project will fulfil in the delivery of clean fuel for global energy needs. When in production, Rook I will represent over 20% of global primary uranium supply, the most consequential addition to the market in generations.

During the year, NexGen achieved a series of transformational milestones that materially advanced the Company's strategic objectives and reinforced its execution capability. The Company successfully permitted and began construction on its 2025 site program on schedule and on budget, establishing critical infrastructure to safely support ongoing exploration at Patterson Corridor East ("PCE"). Throughout the year, NexGen maintained a strong safety record with no lost time injuries, a reflection of the culture of care and accountability embedded across our team. As we move into construction, this standard remains non-negotiable.

Notably, following the successful completion of the two-part Commission hearing for Federal approval, a defining milestone was achieved with the swift issuance of the CNSC licence on March 5, 2026, enabling the construction of the Rook I Project. This monumental outcome reflects 12 years of steadfast focus, honest delivery, and a culture of excellence. The CNSC process reflected our commitment to safety, environmental protection, and proactive engagement, evidenced by unprecedented support from LPA Communities.

NexGen also consolidated its entire southwest Athabasca Basin land package through the strategic acquisition of the remaining carried interest from Rio Tinto, resulting in 100% ownership across all exploration properties. Commercially, the Company doubled its sales commitments to 10 million pounds while maintaining industry-leading leverage to future prevailing uranium prices. This has been achieved through understanding the Rook I Project's unique advantages and optimizing for them. These achievements were complemented by the execution of a landmark AUD$1 billion global equity financing (the largest in the uranium sector's history) and NexGen's inclusion in the ASX200 Index, enhancing liquidity, market visibility, and institutional participation. At the same time, exploration success at PCE continued to deliver both expansion of the overall mineralized footprint and meaningful growth of the high-grade subdomain.

Equally important is how we build it.

Our Impact Benefit Agreements with Indigenous nation partners remain firmly in place, and in 2025 we continued to strengthen these relationships through ongoing engagement, collaboration, and shared planning for the opportunities ahead.

On the sustainability front, NexGen made meaningful progress. We advanced a comprehensive Human Rights Policy and Supplier Code of Conduct to be implemented in 2026, and continued our alignment with the Global Reporting Initiative (GRI) Standards and Task Force on Climate-related Financial Disclosures (TCFD) framework, reinforcing our commitment to transparency and responsible development.

With the licence now secured, NexGen moves into major construction at the Rook I Project, commencing summer 2026, on what we believe to be the world's best uranium mining project. Since founding the Company in 2011, NexGen has been built around elite standards of planning, discipline, and accountability, and it is these ingrained standards, combined with a highly experienced team of more than 2,500 years of combined global expertise in underground mining, milling, and project execution, that position the Company to deliver construction with the same consistency and excellence that has defined us to date.

Looking ahead to 2026, NexGen is uniquely positioned to deliver further value beyond construction, through the commencement of 42,000 metres of drilling at PCE, continued exploration across our southwest Athabasca Basin portfolio, and an inaugural 3,500-metre program on SW3, advancing a pipeline of growth that reinforces NexGen's long-term strategic position.

At its core, what we're building is rooted in something simple: respect. Respect for the land, for our partners, for one another. The Arrow deposit speaks for itself, but we will ultimately be judged not just by what's in the ground, but by how we optimize every aspect of this project and the lasting, generational impact we create together.

CEO's Letter	12

With many exciting milestones to come, I extend my sincere appreciation for the dedication and commitment of every member of the NexGen team. We are also profoundly grateful to our Indigenous Nation partners, for their trust and the strong relationships we have built together. To our shareholders, we sincerely appreciate your confidence in our vision and your belief in what we are creating. As shareholders representing 8.3% of the Company on a fully diluted basis (after giving effect to the exercise or conversion of all securities), and a vast majority of each team member's personal portfolios, we could not be more aligned to ensure the most optimal outcomes possible over the long-term.

I am profoundly proud of all that we have achieved together and even more inspired by the promise of what lies ahead. In only a few short years, NexGen will emerge as the most strategic and significant supplier of any critical raw material and leapfrog into the top 10 of global mining companies based on annual free cash flow generation. As we move into construction and production, NexGen will deliver meaningful benefits for Canada, for our communities, for the global energy transition, and for all stakeholders. Thank you for being part of this journey.

Leigh Curyer, Founder President & Chief Executive Officer

Notice of Annual General and Special Meeting of Shareholders	13

Notice of the Annual General Special Meeting of Shareholders

The purposes of the meeting are to:

1 Elect the directors of the Company for the ensuing year;

2 Appoint PricewaterhouseCoopers LLP as independent auditor of the Company for the 2026 financial year and authorize the directors to fix their remunerations;

3 Approve the continuation, amendment, and restatement of the Company's Shareholder Right's plan;

4 Set the number of directors of the Company at nine;

5 Receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2025, together with the report of the independent auditor thereon; and

6 Transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Leigh Curyer,

President & Chief Executive Officer

Your vote is important:

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Management Information Circular (the "Circular"), which is deemed to form part of this notice of meeting. Please read the Circular before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., no later than 2:00 p.m. (Pacific Time) on June 26, 2026 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed Meeting.

Non-registered NexGen Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. By order of the Board of Directors of NexGen Energy Ltd.

DATED at Vancouver, British Columbia, this 11th day of May 2026.

Meeting Details

When:
Tuesday, June 30, 2026, 2:00 p.m. (Pacific Time)

Where:
NexGen Energy Ltd.
Suite 3150 - 1021 West Hastings St
Vancouver, BC, V6E 0C3

Shareholders will also be able to access but not participate in the formal aspect of the Meeting by webcast or teleconference using the following details.

Please plan to vote in advance of the meeting. Your vote is important, and the Company encourages you to vote promptly. The deadline to submit your vote is 2:00 p.m. Pacific Time on June 26, 2026.

WEBCAST URL:
https://app.webinar.net/ZvNRDmB6bPk

CONFERENCE DIAL-IN:
To instantly join the conference call by phone, please use the following URL to easily register yourself and be connected into the conference call automatically or dial direct.

URL: https://emportal.ink/4tymBoT
Conference ID: 75646

Toronto: 1-416-945-7677
Vancouver: 1-604-259-0841
Australia: 61-280-171-385
Hong Kong: 852-5808-0636
North American Toll Free:1-888-699-1199

14

Testimonials on NexGen

"NexGen has shown CRDN their strong values and culture toward safety, environmental protection, and the genuine approach to engagement. The Rook I project represents a significant opportunity for the long-term, socio-economic well-being for the current and future generations of the CRDN community. It is not only an economic opportunity… but a foundation for our self-determination."

- Chief Teddy Clark,

Clearwater River Dene Nation

"NexGen's approach of getting there early was crucial because it helped to build trust in the community. It doesn't matter what industry we've worked with, NexGen has really taken a unique approach and has focused on reconciliation from day one. There really isn't an example that we could see of an agreement that was as comprehensive, as high quality as impactful."

- Matt Vermette, Chief Operating Officer,

Métis Nation - Saskatchewan

"Our partnership with NexGen is unprecedented and this genuine Nation to industry relationship, is setting what should be considered the "Gold Standard" for other industry and government to follow for successful project development in Canada."

- Leonard Montgrand, Director,

Métis Nation - Saskatchewan Northern Region 2

Year In Review	15

Key 2025 Achievements

2025 represented a pivotal year for NexGen, marked by substantial progress across permitting, exploration, commercial strategy, and organizational readiness. Throughout the year, the Company advanced decisively towards developing what is widely regarded as the world's premier uranium project. From expanding the uranium sales contracts based on pricing mechanisms that deliver the unparalleled exposure to the future spot price, to obtaining final federal approval of the Project, NexGen continued to demonstrate that disciplined execution, bold thinking, and a highly capable team can deliver outcomes that are better than the industry has expected in the past. This progress has been achieved while maintaining a strong balance sheet, deepening Indigenous partnerships, and enhancing market engagement strategies that fully reflect the scale, quality, and longevity of the Rook I Project.

Exploration success remained a central value driver in 2025. NexGen executed one of the most ambitious exploration programs in the Athabasca Basin, expanding potential mineralization across its highly prospective southwest land package. Results from Patterson Corridor East, exhibit similar high-grade, shallow, basement-hosted characteristics. These outcomes reinforce that the Company's land position represents the future of Canadian uranium production and provides long- term optionality beyond the flagship deposit.

As a founder-led organization with strong alignment across the Board and its largest active shareholders, NexGen continues to be guided by a long-term mindset focused on doing what is right rather than what has been done in the past. Over more than 15 years, the Company has built trusted, collaborative relationships with its stakeholders including Indigenous communities local to the Project, working together to deliver meaningful social, educational, and economic initiatives.

The progress delivered this year has positioned NexGen at the intersection of two defining global forces: the accelerating demand for reliable, cost-effective clean energy and the intensifying global competition for artificial intelligence leadership. Major economies and technology companies have recognized nuclear power as essential to meeting rapidly growing electricity demand, particularly as data centres and AI workloads expand. Through the advancement of Rook I, the Company stands ready to supply the critical fuel required to support energy security, economic growth, and the next phase of global technological leadership, cementing NexGen's role as one of the most strategic uranium companies in the world.

NexGen is positioned at the intersection of the demand for reliable, cost-effective clean energy and the intensifying global competition for artificial intelligence leadership.

Year In Review	16

Company Achievements

Issuance of CNSC Licence authorizing site preparation and construction of the Rook I Project on March 5 2026, following the successful completion of Part 1 & Part 2 of the CNSC Commission Hearings.	Completed the strategic acquisition of the carried interest ownership from Rio Tinto on PCE and other exploration properties, consolidating the Company's southwest Athabasca Basin land package, to now hold a 100% interest over its entire land holdings.

Doubled uranium sales commitments to 10 million lbs (2 million lbs per annum for first 5 years tied to commercial production) while maintaining industry leading leverage to future prevailing uranium prices.	Successfully permitted and advanced the 2025 site program activities on schedule and on budget, delivering critical infrastructure to safely support exploration at Patterson Corridor East ("PCE").

Executed an upsized global AUD$1 billion equity financing, following substantial interest from Australian investors, marking the largest equity raise in the uranium sector's history, and reflecting global confidence and support in NexGen's Rook I Project and long-term strategy.	Inclusion of NexGen in the ASX200 index - the preeminent equity index on the Australian Stock Exchange representing increased recognition across Australia and positioning the Company for broader exposure globally, enabling increasing liquidity and price discovery.

Safely executed one of the largest exploration programs in the Athabasca Basin, delivering two objectives at PCE with regards to the growth of the overall mineralized footprint and expansion of the high-grade subdomain within it. This highlights the Company's focus on advancing additional discoveries across its extensive land position, driving shareholder value through exploration success while supporting the growing global nuclear industry.	Continued expansion of local community training and education initiatives in preparation for growing workforce opportunities at the Rook I Project, including the highest number ever of participants in NexGen scholarship and summer student programs. A total of 290 certificates were earned by Local Priority Area students across various career development initiatives throughout 2025.

Implemented and advanced industry-leading engagement programs throughout the Local Priority Area ("LPA"), Regional Priority Area and Saskatchewan, such as 'Pathways to Your Future' which trains students on careers in mining and the nuclear industry. This earned recognition from regulatory agencies, peers, and community groups.	Advanced engineering activities on critical path items, including procurement of long-lead equipment and award of critical path contracts.

Year In Review	17

2025 Year in Review

Nuclear energy is capable of delivering affordable, reliable power at scale, lifting millions out of energy poverty, and providing nations with the energy independence they need to compete and thrive in a rapidly changing world.

Nuclear energy is increasingly recognized as one of the most powerful forces of energy available to humanity, capable of delivering affordable, reliable power at scale, lifting millions out of energy poverty, and providing nations with the energy independence they need to compete and thrive in a rapidly changing world. In 2025, that recognition was put into action.

Globally, nuclear capacity under construction reached approximately 73 GW, with governments and private capital committing to new builds, life extensions, and next-generation reactor programmes at a pace not seen in decades.

From North America to Southeast Asia, the message was consistent: nuclear is not a bridge fuel, it is a cornerstone of long-term energy strategy. The scale of investment flowing into the sector, spanning utilities, technology developers, and sovereign governments, reflects a fundamental shift in how the world thinks about clean, dispatchable baseload power.

Within this environment, the uranium market continued to strengthen in 2025. While spot prices consolidated through much of the year, ranging between USD$73.50/lb and USD$81.70/lb, term contract prices pushed to their highest levels since 2008, reflecting growing recognition among utilities and policymakers that higher prices are needed to incentivise new supply. That signal translated into action: utility procurement picked up meaningfully in the second half of the year, particularly in the fourth quarter, as energy security considerations began to outweigh short-term price discipline. By early 2026, spot prices briefly broke above USD$100/lb, a reminder of just how sensitive this market is to incremental demand when supply is structurally constrained.

2026 is shaping up to be a pivotal year for the nuclear fuel cycle, as the energy transition enters a phase defined less by pledges and more by execution. Following the policy, regulatory, and supply-side challenges exposed in 2025, focus is shifting toward implementation - across production, contracting, and new build development. With AI emerging as a major new driver of global electricity demand, and large technology companies increasingly underwriting new nuclear capacity, the market is entering a period where long-term supply security is becoming paramount.

Against this backdrop, NexGen is uniquely positioned to capture the next phase of value creation, supported by a de-risked development pathway, robust market fundamentals, and growing global recognition of nuclear energy's essential role in energy security, electrification, and decarbonization.

SIGNIFICANT PROGRESS

Permitting

- On June 12, the Saskatchewan Ministry of Environment approved the Company's 2025 Site Program, enabling construction of a temporary exploration airstrip, a 373-bed camp expansion, and improved access roads to facilitate increased drilling at Patterson Corridor East. This achievement was key to delivering meaningful opportunities for local Indigenous Nations and improvements to Rook I site infrastructure to support continued regional exploration activities.

- On November 19, NexGen successfully completed Part 1 of the CNSC hearings, showcasing its strength with the local communities, elite environmental and safety standards, and robust positive impact to not only the local community but Canada and the world as a whole.

- During Part 2 of the CNSC hearings from February 9-12, 2026, the Company saw representations made to the Commission, with strong support and advocacy from Indigenous Nation partners speaking to the depth of alignment around Rook I and the strength of the partnerships between the communities and NexGen.

- On March 5, 2026, the federal licensing process concluded with issuance of the CNSC Licence authorizing site preparation and construction of the Rook I Project.

Year In Review	18

These achievements mark significant progress, dedication and perseverance of the team in advancing project licensing, reducing regulatory risk, and positioning NexGen for next-phase development.

Project Advancement

- Detailed engineering continued to advance with respect to the headframe and hoist house, mining infrastructure, civil works, and the process plant and associated facilities.

- Procurement progressed in alignment with the Project Schedule, ensuring readiness for upcoming Project phases and fostering strong partnerships with industry leaders and Indigenous Nation businesses. Key activities included issuing 29 procurement packages to market - inclusive of the release of the key Shaft Sinking and Mine Water Treatment Plant packages.

Exploration

- NexGen launched a comprehensive 2025 Site Program to enhance exploration infrastructure, completing a new septic field for the existing 120-person camp, installing a new camp unit and preparing the area for a 373-bed complex, road widening, and the construction of an exploration airstrip.

- The Company successfully and safely completed its drill program at Patterson Corridor East ("PCE"), totaling 35,366.2 metres ("m") across 102 drill holes, making it the largest reported program in the Athabasca Basin in 2025.

- High grade growth and overall mineralized extent were the focus of the 2025 program with many more promising targets to be tested across this rapidly expanding high-grade system, whereby 67 of the 102 holes showed mineralized results, including 45 intersecting high-grade mineralization (>10,000 cps) and 17 intersecting off scale mineralization (>61,000 cps).

- RK-25-232 returned 15.0 m at 15.9% U3O8, including a peak intercept of 0.5 m at an exceptional 68.8% U3O8. Included within this phenomenal intercept is 3.0 m at 47.8% U3O8 and 0.5 m at 68.8% U3O8, representing the best discovery phase hole at NexGen ever, including Arrow.

- Step-out holes RK-25-254 and RK-25-256 intersected 2.0 m and 2.1 m of cumulative >61,000 counts per second (cps), respectively, located 51 m up-dip and 119 m down-dip of PCE's best hole to date, RK-25-232.

- Assay results for RK-25-254 returned 10.5 m at an impressive 11.3% U3O8 between 449.0 and 459.5 m depth, which includes 4.0 m at 29.4% and 0.5 m at an incredible 56.2.

- The overall mineralized footprint rapidly expanded to a 620 m strike length and 700 m vertical extent, remaining open in most directions. Bold step out testing provided critical information regarding the extent of the system and opportunities for the growth. An internal high-grade subdomain also grew to 210 m of strike, and 412 m in vertical extent.

These notable results reinforced PCE as an emerging, high-grade discovery speaking to the exciting potential of NexGen's land package.

Commercial

- Expressions of interest for over USD$1.6 billion from leading commercial banks and export credit agencies to finance the Rook I Project have been received. Further, other strategic financing options advanced over 2025 and into 2026 with potential to bring forward the value recognition of NexGen.

- The Company executed the largest uranium industry equity financing in history, raising CAD$953 million (AUD$1 billion) through a globally coordinated transaction comprising of CAD$400 million raised on the North American markets via a bought deal and AUD$600 million (CAD$553 million) in the Australian markets through placements with leading institutional investors (upsized from an original AUD$400M due to demand). The offering was oversubscribed, demonstrating robust institutional appetite.

- The Company doubled its uranium sales volumes through a five million pound offtake agreement with another major U.S. utility, demonstrating strong end-user confidence ahead of production. NexGen remains one of the most active in signing sales agreements due to Arrow being the leading deposit in a strategically important jurisdiction.

- NexGen achieved full ownership of its land packages through the acquisition of Rio Tinto's 10% production carried interest across 39 NexGen-owned mineral claims in the Southwest Athabasca Basin, including those hosting the Patterson Corridor East (PCE) discovery. This acquisition further enhanced NexGen's control over one of the world's most prospective uranium districts and aligns seamlessly with the Company vision of establishing itself as the global leader in U₃O₈ production, underpinned by the Rook I Project and a prospective, undervalued land package.

Year In Review	19

Benefit Agreements and Community Support

- The Company successfully implemented the Benefit Agreements with all four LPA Nation Partners maximizing the positive impact for the respective communities and maintaining strong support for the Project through transparent and collaborative engagement.

- With Community empowerment and workforce readiness a priority, strategic initiatives were implemented that bridged educational gaps and fostered local talent in the uranium mining sector. Training and education were a primary focus to ensure the communities have the skills and certification to benefit from the many career opportunities that will be afforded to community members as the Company initiates construction.

- NexGen initiated and fully funded an expanded suite of local training and certification programs resulting in a total of 290 certificates earned by Local Priority Area students across various career development initiatives in 2025. NexGen's proprietary training curriculum, Pathways to Your Future - A Career in Uranium Mining" ran 3 times throughout the year in CRDN, La Loche and BNDN, and equipped 35 community participants with essential skills and inspiring career pathways in the industry.

- In keeping with NexGen's commitment to optimize opportunity when and where possible, the Company delivered its largest summer student program (25 students) and scholarship program (8 scholarships) in company history; funded a new kitchen at La Loche elementary school; and funded infrastructure to re-open of the Dene High School shop, transforming it into a vital hub for hands-on training that is essential to the Project, including the delivery of 6 specialized programs in partnership with GDI, SIIT, and

Northlands College

- The Company also met and exceeded its Indigenous Rook I Project procurement target (30%) commitment to the Nations with a spend of CAD$96.1 million to partnered and local business, representing a 94% of spend with the LPA communities over competitive and single sourced contracts.

- NexGen's innovative approach to 'corporate partnership for community benefit' continued to serve as a strong catalyst for community and youth engagement, with cultural, sport, and mentorship programs with the Vancouver Canucks, the Saskatchewan Roughriders, and the Saskatchewan Rush drove strong participation and impact amongst all LPA Indigenous Nation communities.

Sustainability Performance

- Significant strides were made in advancing sustainability-related goals through the development of a human rights governance framework, quantitative analysis of climate-related risks and opportunities, update of an economic impact study, improvement to S&P Global CSA ratings, and continued growth in community initiatives related to education, training, and local capacity building.

- A formal Human Rights Policy was finalized and supported by a Human Rights Management Campaign, including risk screening, human rights-holder validation, a preliminary Human Rights Impact Assessment, and design of a due diligence framework, training, a grievance mechanism aligned with the United Nations Guiding Principles, and supply-chain enhancements. The Policy became active in Q1 2026, along with dedicated training streams that will help embed these principles into every level of the organization.

- NexGen's 6th annual Sustainability Report highlights the Company's elite sustainability profile, while advancing alignment with the recommendations of Task Force on Climate-related Financial Disclosures, and reporting in accordance with the Global Reporting Initiative's Mining Sector Standard.

Year In Review	20

NexGen drives its disciplined and values based approach, delivering meaningful progress through thoughtful planning, focused execution, and an unrelenting dedication to its core principles.

2026 and Beyond

NexGen continues to build on its disciplined and values driven approach, delivering meaningful progress through focused execution, thoughtful planning, and a deep commitment to its core principles of Honesty, Respect, Resilience, and Accountability. Guided by a clear strategic direction and a culture centred on continual improvement, the Company successfully advanced through critical milestones. Following the successful conclusion of the final stage of the federal regulatory approval process on February 12, the Company received its licence 14 business days later on March 5, 2026 enabling the initiation of full construction of the Project. NexGen's progress has firmly positioned the Company to transition seamlessly into its next phase of value creation, with plans to complete approximately 42,000 metres of drilling at Patterson Corridor East and 3,500 metres on SW3 in 2026. NexGen's emphasis on people, process, and long-term planning has fostered strong ownership and pride across the organization, establishing elite standards across all facets of the business and underpinning the Company's ability to advance Arrow toward production in an environmentally responsible, socially aligned manner, strongly supported by its communities, shareholders, and Board, and led by a team with more than 2,500 years of combined global experience in underground mining, milling, and project delivery.

Year In Review	21

Key Milestones Ahead

Entering this next stage of growth, NexGen approaches this developmental phase with both ambition and accountability. Supported by a highly experienced team and robust operational frameworks, the Company is ready to advance Rook I into construction while continuing to pursue initiatives that strengthen its strategic relevance and long-term value across Saskatchewan, Canada, and the global nuclear supply chain.

Major construction activities to begin, marking a new phase in the journey from discovery to production.	Finalization and announcement of a comprehensive financing plan and the awarding of key engineering and procurement packages.

Execution of an expanded and significant 2026 drill program to further define mineralization at PCE (38,500m). Commence an inaugural 3,500m drill campaign on SW3 to further understand the potential on NexGen’s property.

Continuation of rigorous hiring and onboarding processes to attract and integrate top talent aligned with NexGen’s values.	Signing of additional offtake agreements with Tier 1 utilities to advance the Company’s commercial strategy.

Year In Review	22

Compensation Highlights

The Board supports that the carefully considered compensation program developed and overseen by the Company's independent Compensation Committee has been a key factor in the Company's long-term success. Attracting and retaining the right talent, at the right time, has been a key driver to the optimal outcomes achieved by NexGen. The compensation program incentivizes employees to develop and execute on the Company's objectives and drive shareholder value as demonstrated through the Company's shareholder return since inception.

In 2025, shareholders voted to approve an amended Stock Option Plan, endorsing the Company's shareholder-aligned and primarily non-cash, at-risk approach to compensation.

Pay for High-Performance Compensation Philosophy

Building on this foundation, NexGen is committed to offering a competitive and performance-driven compensation program that aligns to the Company's strategic vision and long-term value creation. The compensation practices follow a pay-for-high-performance philosophy, evaluating performance based on the Company's financial and operational results, along with individual contributions. The Company believes that compensation should reflect the value employees bring to the organization while fostering a culture of ownership, entrepreneurship, accountability, honesty and operational excellence.

- Maintain fairness and competitiveness by setting compensation at reasonable levels, with consideration of local market conditions and comparable industry roles.

- Attract, retain, and inspire top talent whose expertise, skills, and performance are essential to NexGen's success.

- Align employee interests with NexGen's strategic vision and business objectives to drive sustainable growth.

- Encourage a focus on key business drivers that impact long-term shareholder value.

- Ensure compensation aligns with NexGen's corporate strategy, financial goals, and the long-term interests of shareholders.

Competitive Pay

Strategic Alignment to Vision

Long-term Value Creation

Executive compensation consists of both annual and long-term incentive awards, with an emphasis on aligning with long-term objectives and stakeholder value creation.

Salary, Short Term Incentive ("STI") and Long Term Incentive ("LTI")

Year In Review	23

The majority of total compensation is directly tied to performance. This is for both the CEO pay as well as Named Executive Officers ("NEO"). This approach incentivizes employees and executives to drive long-term success by linking rewards to the achievement of strategic, financial, and operational objectives. By emphasizing variable compensation elements, the program ensures disciplined decision making, accountability, and aligns employee interests with sustainable value creation for Shareholders.

Total Shareholder Return

The Board and Compensation Committee believe the Company's long-term success has been significantly influenced by its historical practice of granting employee stock options as the primary long-term equity incentive. The use of stock options has allowed NexGen to successfully secure top-tier industry talent who live the Company's core values, support its strategic objectives, preserve cash reserves and has ensured the optimal continuation of the path towards production in line with Shareholder expectations.

Following shareholder engagement by management and the Board, and based on the recommendation of the Compensation Committee, the Board renewed the Stock Option Plan (the "Stock Option Plan") last year.

Full details of NexGen's compensation programs are contained in the section entitled Compensation Discussion and Analysis starting on page 61.

Since becoming a publicly traded company, NexGen's stock price performance, TSR and CAGR demonstrates that the shareholder value creation strategy and compensation plan is working.(1)

Note:

1. TSR From April 24, 2013 (indexed to $100) to December 31, 2025.

Year In Review	24

Stock option values can look high on paper due to the Black- Scholes valuation, which estimates potential future value based on a number of assumptions. However, the intrinsic value-the actual worth based on the current stock price-is significantly lower. For options issued in 2025:

Black-Scholes Valuation for CEO (2025):
CAD$23.9 million

Intrinsic Value for CEO (December 31, 2025):
CAD$3.6 million

Required Share Price Growth to Match Black-Scholes Valuation: 52% or 4.3 billion in market cap

The disclosed value reflects potential future gains, not immediate earnings. Stock options only hold value if NexGen's share price increases, aligning executive compensation with long-term shareholder returns. Further, the Company's Board and Executives only exercise stock options when in the money and at their 5-year expiry. At that time, the team has created shareholder value over 5-years and they are exercised.

The Company has consistently demonstrated sector-leading capital efficiency. Among its uranium peers, NexGen maintains the highest ratio of Exploration and Development expenditure to General and Administrative expenditure, while also having the lowest General and Administrative expenditure relative to market cap.

Notes:

1. Exploration and Development spend includes costs related to exploration, drilling, environmental and permitting, engineering and design, direct labour and associated costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected "Uranium Peers" for 2025, or projected if not available at the time of publishing this report, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, and Uranium Energy Corp.

2. General and Administrative spend includes General or Administrative expenses as defined in each peer's financial statements, or projected if not available at the time of publishing this report. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected "Uranium Peers", being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, and Uranium Energy Corp.

3. Market Capitalization sourced from S&P Capital IQ.

Year In Review	25

Historical Timeline

Year In Review	26

Corporate Governance Highlights

NexGen's unique business and strategic vision require a tailored approach to corporate governance - one that prioritizes long-term value creation for Shareholders and all stakeholders. The Board of Directors and management maintain governance structures and practices that support NexGen's mission to advance the development of the Rook I Project in a manner that sets new standards for the industry and delivers significant, sustainable benefits to all stakeholders.

The Board firmly believes that a strong corporate governance regime attuned to the nature of a company and aligned with the interests of its Shareholders is essential to the successful creation of shareholder value. This is what is at the core of NexGen's dramatic TSR outperformance relative to peers over the long-term. NexGen's governance practices are outlined in detail in the "Corporate Governance" section, starting on page 95.

Board independence is a fundamental pillar of effective corporate governance, ensuring that a company's leadership remains accountable, transparent, and aligned with shareholder interests. Independent directors play a critical role in maintaining oversight, reducing conflicts of interest, and enhancing decision-making processes. NexGen always maintains a highly qualified and skilled Board that aligns with the Company's current stage of development. Through its long-standing approach to Board oversight, the Company ensures directors possess the necessary expertise, experience, and competencies to guide strategic growth. NexGen actively engages in Board refreshment, including annual director evaluations, to sustain an optimal mix of skills and qualifications.

By maintaining a strong, independent Board, we foster a governance environment that drives value creation, protects shareholder interests, and upholds the highest standards of accountability and transparency.

Best Practice Highlights
✓	All directors are elected annually
✓	Independent Chair
✓	100% independent Audit, Compensation and Nomination and Governance Committees
✓	No loans to any officers or directors
✓	Prohibit directors from engaging in hedging or derivative trading in NexGen securities
✓	Board Approved Code of Ethics and annual sign off
✓	Board oversight of the corporate strategy and annual operating plan
✓	Board oversight of Enterprise Risk Management including cyber security and global insurance program
✓	Board oversight of Sustainability matters
✓	Annual evaluation of Board members, Board operations and Board Committees
✓	Recently updated charters for all Board committees
✓	In-camera sessions held at the end of each Board meeting
✓	Director stock ownership guidelines at 3x retainer
✓	Succession planning
✓	All Director nominees except the CEO and Brad Wall are independent
✓	Majority voting policy

Year In Review	27

Board Composition, Refreshment & Organizational Commitments

The Board conducts a robust annual evaluation process to assess the performance of individual Board members, its committees, and the Board as a whole. This comprehensive review considers a range of factors, including individual contributions, relevant experience, diversity of perspectives, and critical skill sets essential to the Company's evolving development needs. The Company remains focused on maintaining a balance of expertise and experience, incorporating new skills as required to support its strategic goals.

Additionally, the Board considers diversity, including gender diversity, as a key aspect of its composition strategy. As part of its ongoing review process, the Board assesses opportunities to add new or complementary skill sets while also fostering greater diversity to enhance governance effectiveness. As part of the 2025 review process, the Board welcomed Sharon Birkett, the latest addition to the Board as part of its ongoing refreshment.

NexGen is committed to providing equal opportunities based strictly on merit. In 2025, the Company's gender composition was 61% male and 39% female, compared to the Canadian mining industry average of 17% female.

Equally important is the Company's commitment to local participation. NexGen's aspirational target is for 75% of the Project's workforce to come from LPA communities in Northern Saskatchewan at steady state. NexGen exceeded this in 2023 (80%) and 2024 (82%), with 56% achieved in 2025 as the workforce evolves into the construction phase. The Company's long-term commitment is unwavering, supported by ongoing investment in training, mentorship, and capacity-building programs across LPA communities to ensure local residents are equipped to participate meaningfully throughout the life of the Project. Over the course of 2025, employee statistics for the Project highlight Residents of Saskatchewan's North have averaged over 50% of full-time positions and have exceeded 80% during some quarters as a consequence of an elevation in site activities. On the procurement side, 94% of Rook I site expenditures were awarded to LPA-partnered or owned businesses, far exceeding the 30% aspirational target.

Year In Review	28

Overview of Board

Standard Committee Membership
Director	Board Tenure	Primary Occupation	Independent	SC	AC	NGC	CC	TC	Other Company Boards
Leigh Curyer	13 Years	Founder & CEO of NexGen Energy		⬤					IsoEnergy
Christopher McFadden	13 Years	Director & Chairman of NexGen Energy	⬤						IsoEnergy
Richard Patricio	13 Years	President & CEO of Mega Uranium	⬤		⬤	⬤	⬤		IsoEnergy, Toro Energy, Borealis Mining
Warren Gilman	9 Years	Chairman & CEO of Queen's Road Capital	⬤			⬤			Gold Royalty Corp, Queen's Road Capital
Sybil Veenman	8 Years	Corporate Director	⬤	⬤	⬤				Major Drilling Group, Royal Gold
Karri Howlett	8 Years	Founder Karri Howlett Consulting	⬤	⬤		⬤			Gold Royalty Corp
Brad Wall	7 Years	President, Flying W Consulting Inc, Former Premier of Saskatchewan		⬤					Maxim Power, Whitecap Resources, Helium Evolution, Ag Growth International, REalloys Inc.
Ivan Mullany	3 Years	Director of NexGen Energy	⬤	⬤			⬤	⬤	Westgold Resources Ltd., BMC Minerals Ltd.
Sharon Birkett	1 Year	Former Vice President & Chief Financial Officer, Multi-Color Corp.	⬤		⬤

*IsoEnergy is ~30% owned by NexGen, the Company was spun out of NexGen in 2016.

*Mega Uranium is strictly a holding company with no operations. Mega owns ~19M shares of NexGen. *Queen's Road Capital (QRC) is strictly a holding company with no operations.

*Mr Wall is not standing for re-election for the board of Helium Evolution Inc at their May 2026 Annual General Meeting.

Year In Review	29

Shareholder Engagement

NexGen's Board and management team are committed to a dynamic and proactive shareholder engagement strategy - ensuring long- term alignment between shareholder interests, NexGen's strategic direction, and the Company's requirements to succeed. This ongoing dialogue plays a pivotal role in refining corporate initiatives, enhancing transparency, and strengthening communication as NexGen approaches a defining inflection point.

Through a continual feedback loop, NexGen evaluates governance frameworks, policies, and strategic priorities to ensure alignment with the Company's long-term objectives. Year-round engagement fosters open dialogue and alignment between Shareholders, management, and the Board, maximizing value creation and reinforcing NexGen's commitment to operational excellence and responsible development.

Areas of focus for year-round engagement:
- Company values and culture
- Business strategy
- Short term & long term initiatives
- Sustainability & Community initiatives and reporting
- Talent acquisition, scaling, and management
- Workplace health & safety
- Management, director and executive compensation
- Board governance and composition
- Long-term strategy and project development

Worldwide Analyst Coverage (as of 31 December 2025)

As of the end of Dec 31 2025, NexGen is covered by 21 analysts worldwide, with 20 reporting a Buy / Outperform rating reflecting broad confidence globally in NexGen.

George Ross, Argonaut Securities - BUY	Colin McLelland, Petra Capital - BUY
Regan Burrows, Bell Potter Securities - HOLD	Brian MacArthur, Raymond James - OUTPERFORM
Alexander Pearce, BMO Capital - OUTPERFORM	Andrew Wong, RBC Dominion Securities - OUTPERFORM
Katie Lachapelle, Canaccord Genuity - BUY	David Talbot, Red Cloud Securities - BUY
Nicolas Dion, Cormark Securities - BUY	Orest Wowkodaw, Scotiabank - OUTPERFORM
Bryce Adams, Desjardins - OUTPERFORM	Andrew Hines, Shaw and Partners - BUY
Steven Clark, Euroz Hartleys - BUY	Justin Chan, Sprott Capital Partners - BUY
Branko Skocic, Evans & Partners - BUY	Ralph Profiti, Stifel Canada - BUY
Marcus Giannini, Haywood - BUY	Josh Baker, Taylor Collison - OUTPERFORM
Mohamed Sidibé, National Bank of Canada - OUTPERFORM	Craig Hutchinson, TD Securities Inc - BUY
Gordon Lawson, Paradigm Capital - BUY

2025 Engagement

Over the past year, NexGen has actively engaged with Shareholders representing more than 60% of issued capital during FY25. Through over 1000 direct interactions - including one-on-one investor meetings, group discussions, conference calls, sales desk briefings, and site visits - the Company has ensured that Shareholders are well-informed and actively involved in not only the key milestones but also in the Company's philosophy and approach to executing its strategy.

NexGen reinforced its commitment to proactive outreach hosting five site visits and participating in 35 global conferences including:

Year In Review	30

Location	Name
Toronto	2025 TD Securities Global Mining Conference
Vancouver	Vancouver Resource Investment Conference 2025
Australia	Bell Potter Unearthed Natural Resources Conference
Toronto	27th Annual Scotia Mining Conference
Adelaide	Global Uranium Conference
Virtual	Virtual Australian Shareholders Association Webinar
Florida	BMO 34th Global Metals, Mining & Critical Minerals Conference
Miami	53rd Annual Scotiabank Global Energy Conference
Toronto	PDAC
Virtual	NWR Uranium Resources Day
Virtual	UBS Uranium Panel
London	JP Morgan Global Energy Conference
Hong Kong	Insight Investment Summit
Singapore	Resource Connect Future Facing Commodities Conference
Barcelona	Bank of America Global Metals and Mining Conference
London	World Nuclear Association
Henderson, Nevada	2025 4th Canaccord Genuity Global Metals & Mining Conference
New York City	JP Morgan Energy Powers and Renewables
New York City	RBC Global Resource Conference

As NexGen progressed through the final stages of a seven-year permitting process - positioning the Company to receive its licence to construct, on March 5 2026, a milestone only 1% of mining companies achieve - Shareholder engagement focused particularly on ensuring alignment through this transition into development.

In addition to these engagements, NexGen actively discusses input on key governance matters, including voting items ahead of the Annual Meeting. Shareholder feedback is formally reported to the Nomination & Governance Committee for review and action, ensuring alignment with best practices and long-term strategy.

To uphold governance excellence, NexGen continuously reviews corporate governance trends, regulatory developments, and best practices, assessing opportunities to refine policies and governance frameworks. This comprehensive engagement process ensures that Shareholder perspectives directly inform corporate strategy - supporting the advancement of Arrow into production to meet the growing global demand for uranium fuel.

As a result of NexGen's ongoing and proactive shareholder engagement, the Board and management continue to receive valuable input on key governance and strategic matters. This feedback has directly influenced several important enhancements, including:

Board Composition & Governance Enhancements:
- Over Boarding: Committed to progressively reducing external board commitments to enhance focus, capacity and oversight effectiveness.
- Board Composition: Addition of a female director, strengthening Board diversity and perspective.
- Stock Option Plan: Reduction of the plan cap from 20% to 10%. The revised plan was approved by Shareholders at the 2025 Annual General Meeting.
- Compensation Transparency: Enhanced disclosure of performance metrics and weightings.
- Climate Governance: Increased alignment with TCFD, improving transparency on climate-related risks and opportunities.

The Company's largest active Shareholders have expressed strong support for NexGen's approach to compensation and governance, affirming that the current structure aligns with disciplined capital allocation and long-term Shareholder interests. Notably, a top ten Shareholder publicly endorsed NexGen's leadership and strategy directly to the broader Shareholder base - a clear signal of confidence in the Board and management team's ability to execute on the Company's vision.

Year In Review	31

The insights gained from these discussions, along with input from proxy and investor advisory firms, are regularly reviewed by the Nomination & Governance and Compensation Committees as well as the Board to refine governance and compensation practices and strategic priorities. By maintaining this continual cycle of engagement, feedback, and action, NexGen fosters maximum positive value creation, ensuring strong governance, operational excellence, and long-term shareholder value, all supporting the advancement of the Rook I Project to meet growing global demand for uranium fuel.

Management Information Circular

NexGen Energy Ltd.

Management Information Circular	33

Management Information Circular

Information Regarding Organization and Conduct of Meeting

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of NexGen Energy Ltd. (the "Company" or "NexGen") for use at the annual general and special meeting (the "Meeting") of its Shareholders to be held on Monday, June 30, 2026 at the time and place and for the purposes set forth in the accompanying notice of annual general and special meeting of Shareholders (the "Notice of Meeting"). Unless otherwise stated, this Circular contains information as at May 11, 2026. References in this Circular to the Meeting include any adjournment or postponement thereof and, unless otherwise indicated, in this Circular all references to "$" are to Canadian dollars.

Solicitation of Proxies

It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone, email or by other means of electronic communication, by directors, officers or employees of the Company, to whom no additional compensation will be paid. All costs of solicitation will be borne by NexGen. In addition, the Company shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Company.

NexGen has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of NexGen.	Shareholders may contact Kingsdale Advisors, the NexGen's strategic advisor by telephone at 1-888-518- 1563 (toll-free in North America) or 437-561-5005 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Notice-and-Access

The Company has elected to use the notice and access mechanism (the "Notice-and-Access Provisions") under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") for the delivery of this Circular to Shareholders for the Meeting. Under the Notice-and-Access Provisions, instead of receiving printed copies of this Circular, Shareholders will receive a notice ("Notice") with information on the Meeting as well as information on how they may access this Circular electronically and how they may vote.

Beneficial Shareholders are asked to consider signing up for electronic delivery ("E-delivery") of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service

The Company will not use the procedures known as "stratification" in relation to the use of Notice-and-Access Provisions meaning that all Shareholders will receive a Notice in accordance with the Notice-and-Access Provisions.

Shareholders can request that printed copies of this Circular be sent to them by postal delivery, at no cost to them, up to one (1) year after the date this Circular was filed on SEDAR+ by calling toll-free (in Canada and the United States) 1- 800-841-5821 or by emailing ddang@nxe-energy.ca. See under the heading "How to Obtain Paper Copies of the Circular" in the accompanying Notice and Access Notification to Shareholders.

Appointment of Proxyholders

The persons named in the enclosed form of proxy or voting instruction form are Executive Officers of the Company. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a Shareholder, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

Management Information Circular	34

Voting by Proxyholder

On any ballot, the nominees named in the accompanying proxy form will vote, withhold from voting or vote against (as applicable), your common shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying proxy form will vote at their own discretion, except where management recommends that Shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, Management of NexGen knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, each nominee named in the accompanying proxy form intends to vote thereon in accordance with the nominee's best judgment or as stated above.

Registered Shareholders

A "Registered Shareholder" is a person whose common shares are registered in the Shareholder's own name. Registered Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions.

To vote by telephone, Registered Shareholders should call Computershare Investor Services Inc. at 1-866-732- VOTE (8683). Registered Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as Shareholders on the telephone voting system.	To vote over the Internet, Registered Shareholders should go to www.investorvote.com. NexGen Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as Shareholders on the voting website.	To vote by mail, Registered Shareholders should complete, date and sign the form of proxy and mail in the enclosed return envelope to the office of Computershare Investor Services Inc.

Voting instructions must be received no later than 2:00 p.m. (Pacific Time) on June 26, 2026, or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Non-Registered Shareholders

Most Shareholders of the Company are "Non-Registered Shareholders" because the common shares they own are not registered in their name but are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self-administered RRSP, RRIF, or RESP or a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the intermediary is a participant.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed to ensure that the Non-Registered Shareholder's common shares are voted at the Meeting.

Many brokers now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable voting instruction form ("VIF"), instead of the form of proxy. Non- Registered Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge's dedicated voting website www.proxyvote.com.

The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the common shares voted. Non- Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their common shares at the Meeting.

Management Information Circular	35

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitors to assist in conveniently voting their NexGen Shares directly by telephone. NexGen may also utilize the Broadridge QuickVoteTM service to assist such shareholders with voting their NexGen Shares. Registered Shareholders are not entitled, as such, to vote at the Meeting in person or to deliver a form of proxy. If you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to vote in person at the Meeting or appoint someone else to attend the Meeting and vote on your behalf, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.	Shareholders may contact Kingsdale Advisors, the NexGen's strategic advisor by telephone at 1-888-518-1563 (toll-free in North America) or 437-561-5005 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Non-Registered Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their common shares voted at the Meeting.

Revocation of Proxies

Only a Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or such Shareholder's legal representative, or if the Registered Shareholder is a corporation, by its duly authorized legal representative, and deposited at the Company's registered office: Suite 2500, 700 West Georgia Street, Vancouver, BC V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to voting and, upon either of such deposits, the proxy is revoked.

Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke the proxy on their behalf.

CDI Holders

Each person who is recorded as the holder of CDIs on May 11, 2026 in the register of holders of CDIs kept by or on behalf of NexGen (each such person being a "Relevant CDI Holder") is entitled to instruct CHESS Depository Nominees Pty Limited ("CDN"), a wholly owned subsidiary company of ASX Limited that was created to fulfill the functions of a depositary nominee, or its custodian which holds the NexGen common shares underlying their CDIs how to vote those shares on the resolutions to be considered at the Meeting. If you are a Relevant CDI Holder and wish to give such voting instructions, you must complete and submit the CDI voting instruction form accompanying this Notice of Meeting or lodge your vote online at www.investorvote.com.au using your secure access information contained in the CDI voting instruction form. Relevant CDI Holders can expect to receive a CDI voting instruction form, together with the Meeting materials from Computershare, the CDI registry in Australia.

For your CDI voting instruction form to be valid, it must be received by Computershare Investor Services Pty Limited ("Computershare") no later than 9:00 am (Australian Western Standard Time) on June 25, 2026 in order to allow CDN or its custodian which holds the underlying common shares sufficient time to provide voting instructions in respect of the relevant common shares to NexGen by the proxy submission deadline of 2:00pm on June 26, 2026 (Pacific time) or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting, and in addition you must be a Relevant CDI Holder.

Please note that holders of CDIs are not Registered Holders of the common shares to which those CDIs relate, and therefore are not entitled to vote in person at a Meeting in their capacity as a holder of CDIs.

Advance Notice Provisions

On May 21, 2015, Shareholders approved an amendment to the Company's articles to implement advance notice provisions for the nomination of directors (the "Advance Notice Provisions"). Under the Advance Notice Provisions, a director nomination must be made, in the case of an annual meeting of Shareholders, at least 30 days and no more than 65 days before the date of the meeting, and in the case of a special meeting of Shareholders (which is not also an annual meeting of Shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Advance Notice Provisions also set forth the information that a Shareholder must include in the notice to the Company. See the Company's amended articles which are available under the Company's profile on SEDAR+ at www.sedarplus.ca for full details (filed on May 26, 2015). No director nominations have been made by Shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth below under "Business to be Transacted at the Meeting - Election of Directors".

Management Information Circular	36

Voting Shares and Principal Shareholders

Record Date

The Board of Directors of NexGen (the "Board") has fixed May 11, 2026, as the record date, being the date for the determination of the holders of the Company's common shares entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shares Outstanding and Principal Holders

As of May 11, 2026, there were a total of 661,909,421 NexGen common shares issued and outstanding. The holders of the common shares are entitled to receive notice of, and to attend, all meetings of NexGen Shareholders and to have one vote for each common share held.

To the knowledge of the directors and Executive Officers of the Company, as of the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of NexGen.

Interest of Certain Persons in Matters to be Acted Upon

The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or Executive Officer of the Company at any time since the beginning of the Company's last financial year, or is a proposed nominee for election as a director (or an associate or affiliate of such director, Executive Officer or director nominee) in any matter to be acted upon at the Meeting, other than the election of directors and the resolution regarding the approval of the Stock Option Plan as such persons are eligible to participate in such plan.

Interest of Informed Persons in Material Transactions

The Company is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Company (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Company's last financial year or any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

Financial Statements

The audited consolidated financial statements of the Company for the financial year ended December 31, 2025, and the report of the independent auditors thereon will be presented at the Meeting. These consolidated financial statements and the related management's discussion and analysis were sent to all Shareholders who have requested a copy. The Company's consolidated financial statements and related management's discussion and analysis for the financial year ended December 31, 2025, are also available under the Company's profile on SEDAR+ (www.sedarplus.ca) and on the Company's website (www.nexgenenergy.ca).

Business of the Meeting	38

Business of the Meeting

PROPOSAL 1

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.

The Board unanimously recommends the re-election of the nine Director nominees, each to serve a one (1) year term beginning at the 2026 Annual Shareholders' Meeting and continuing until the 2027 Annual Shareholders' Meeting, or until their successors are elected or appointed.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR setting the number of directors at nine and the election of the nine director nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.	Director Nominees for Re-Election
Board unanimously recommends that you vote FOR each of its Director nominees.

Director Qualifications

The Board consists of a diverse and highly committed group of individuals who play a vital role in advising and overseeing the Company as it progresses through this pivotal development phase. This is the moment we have been building toward since the Company's founding, and the decisions made during construction will define NexGen for decades.

Collectively, the directors bring a wealth of experience, skills, and qualifications that support the effective oversight of operations and the achievement of the Company's long-term strategic goals, including the advancement of the Rook I Project towards production.

Each nominee for the Board has extensive leadership experience, having held senior executive roles such as CEOs, executive level leaders, and a former Premier of Saskatchewan. The majority of nominees have direct experience in resource development and major project execution, precisely the expertise required for a project of this scale and consequence.

The Company places significant value on expertise in areas such as mining operations, financial and legal strategy, community and government affairs, sustainability, environmental and social governance, and workforce development. These competencies are critical for ensuring responsible operations and development, enabling the Company to successfully meet the expectations of stakeholders.

The Board is fully aligned with shareholders and committed to long-term stewardship. The combination of these skills and perspectives ensures that the Board is well-positioned to provide effective governance and strategic oversight as NexGen advances towards final approvals, securing financing, initiating construction and ultimately transitioning into production.

Business of the Meeting	39

Election of Directors at the 2026 AGM

The Board for This Moment

NexGen's vision, developing into a global leader in the responsible delivery of uranium for the world's current and future clean energy needs, is extraordinary. It requires a Board capable of rising to that challenge. The directors standing for election have proven they are equal to the task.

The clearest measure of effective governance is results. From initial listing on the TSX Venture Exchange in April 2013 to December 31, 2025, NexGen's share price increased 3,408%, equivalent to an annualized return of approximately 32%. Over the same period, the S&P/TSX Composite averaged approximately 11% annually. NexGen has outperformed the broader market by approximately three times on an annualized basis. These returns did not happen by chance. They are the product of consequential decisions: establishing strategy, providing management oversight, and guiding the Company's trajectory through every phase of advancement. The Board asks Shareholders to elect the directors who generated that value.

Stewardship and Long-Term Alignment

NexGen's Board operates as careful stewards of Shareholder capital and Company strategy. Directors evaluate decisions through every lens that matters: social, environmental, technical, and economic. This comprehensive approach reflects the Board's conviction that the right approach leads to the right outcomes - and that sustainable value creation requires attention to all dimensions of responsible development.	This level of involvement reflects the nature of the Company: an ambitious mission, a technically demanding business, a rigorous and accountable leadership team, and a founder-led vision centred on creating prosperity for all stakeholders. NexGen's directors provide the perspective and counsel this next chapter demands.

NexGen maintains a high-engagement board model. Directors work closely with leadership, remain deeply involved in strategic matters, and concentrate on long-term value. The 22 combined meetings convened in 2025 underscore this dedication. In addition to other engagements, directors routinely exceed expectations in fulfilling their responsibilities to NexGen and its Shareholders.

Positioned for What Comes Next

As NexGen advances into development of the Arrow deposit, with the potential to reshape global energy markets, the Board's extensive knowledge across every phase of execution proves essential. Each director contributes distinct skills, experience, and viewpoint to guide NexGen's future. Together, they deliver the true cornerstone of sound corporate governance: generating sustained shareholder returns.

The Board has conducted a thorough evaluation of all director nominations through its annual review process. This assessment confirmed the meaningful contributions and pivotal role each director plays in NexGen's ongoing success, evidenced by consistent engagement, strategic acumen, and governance proficiency.

Mr. Patricio

Mr. Patricio's alignment with NexGen Shareholders is reinforced through his position as a significant Shareholder and officer of Mega Uranium, which maintains a substantial ownership stake in the Company. As a representative of one of NexGen's largest Shareholders, his interests are directly connected to long-term value creation.

Mega Uranium functions as an investment-focused entity rather than an operating company, and Mr. Patricio's directorships relate directly to Mega Uranium's investment positions. This structure does not demand the daily operational involvement of traditional executive roles, enabling his committed focus on NexGen. Following the Board's annual evaluation process - which incorporates assessment of director effectiveness and Shareholder feedback - the Board (with Mr. Patricio abstaining) reaffirmed confidence in his continued contributions. His expertise in mining, capital markets, and strategic oversight remains vital as NexGen progresses into development.

Business of the Meeting	40

Director Compensation, Independence, and the Case for This Board

Proxy advisory firms may recommend withhold votes on certain directors based on the view that option grants compromise independence. The Board respectfully disagrees and asks Shareholders to consider the evidence.

Independence is demonstrated through actions, not defined by compensation structure. This Board has consistently made disciplined, independent decisions: maintaining rigorous capital allocation, providing robust oversight throughout a seven-year permitting process, and holding management accountable to the highest standards of execution. These are not the actions of a compromised Board.

The results confirm the approach. NexGen has outperformed the broader market by three times on an annualized basis. Shareholders who placed their trust in this Board have been rewarded. The current directors, both those who have served since NexGen's early years and those who joined more recently to strengthen the Board's capabilities, each contribute to the oversight and strategic direction that produced these results.

After seven years of rigorous regulatory review, the Company has received its licence to construct, a milestone achieved by only 1% of mining projects globally. The directors who have guided NexGen through this demanding process, together with those added to prepare for the next phase, are precisely the team needed to execute construction and advance the Company into operations. Continuity and stability are critical at this pivotal stage.

Stock options align interests - they do not diminish independence. NexGen's Stock Option Plan, approved by Shareholders at the 2025 Annual General Meeting for an additional three-year term and capped at 10% (reduced from 20%), ties compensation for directors, management, and employees directly to long-term value creation. Participants benefit only when share value appreciates over time, fundamentally different from cash compensation.

The long-term nature of this alignment is evident in behaviour: directors and executives have historically exercised options only in the fifth year, shortly before expiry, and only when in-the-money. Proceeds have been reinvested into the Company, providing capital for development activities. Directors have also increased their shareholdings independently over time, reinforcing conviction in NexGen's future.

For a development-stage resource company where long-term project execution is paramount, equity-based compensation across the organization is both fitting and consistent with industry practice. The Board is overwhelmingly independent. Each director exercises independent judgment, maintains rigorous oversight, and participates fully in governance decisions. This Company-wide financial alignment with Shareholders strengthens, rather than diminishes, commitment to NexGen's success.

The Board asks Shareholders to judge independence by what this Board has done, not by a formulaic assessment of how directors are compensated. The track record speaks clearly: disciplined strategy, rigorous oversight, exceptional returns, and a company on the verge of achieving what few ever do.

Business of the Meeting	41

Board Skills Matrix

The Board Skills Matrix sets out the appropriate combination of acumen, skills and experience that has been identified and considered necessary for effective stewardship for the Company through the Nomination and Governance Committee's annual evaluation process. The Board Skills Matrix is applied to assess Board composition, ongoing development and in identifying and recruiting new directors in the future. The Board Skills Matrix reflects how certain of those skills, experience, and other characteristics are currently represented on the Board. The absence of a "mark" for a particular skill, experience or other characteristic does not indicate that the director in question is unable to contribute to the decision-making process in that area.

Strategy & Leadership	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤
Mining Industry Experience	⬤	⬤	⬤	⬤	⬤	⬤		⬤
Uranium / Nuclear	⬤	⬤	⬤
Government Relations	⬤					⬤	⬤	⬤
Compensation & Human Resources			⬤		⬤
Accounting / Financial Reporting	⬤	⬤	⬤	⬤	⬤	⬤			⬤
Environmental Health & Safety, & Sustainability	⬤		⬤		⬤	⬤	⬤	⬤	⬤
Legal		⬤	⬤		⬤		⬤		⬤
International Business	⬤	⬤	⬤	⬤	⬤			⬤	⬤
M&A & Capital Markets	⬤	⬤	⬤	⬤	⬤	⬤			⬤
Board Service & Governance	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤

Business of the Meeting	42

Leigh Curyer Founder and Chief Executive Officer, NexGen Energy Ltd. Age: 54 Director Since: 2013, Not Independent Nationality: Australian, Canadian Board Committees: Sustainability

Qualifications

Mr. Curyer has more than 23 years of experience in the resources and corporate sector. Mr. Curyer founded NexGen in 2011 and currently serves as the President and Chief Executive Officer. From 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Corporation, a global energy-focused private equity and infrastructure investment firm. Mr. Curyer was the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One Inc.) from 2002 to 2006.

Mr. Curyer's uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects.

Mr. Curyer also serves as the Vice Chairman of IsoEnergy Ltd. The Company is a significant shareholder of IsoEnergy Ltd.

Mr. Curyer has a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand.	Options and Common Shares Common Shares: 6,250,000 Options: 15,850,000 700,000 Common Shares were acquired by Mr. Curyer in 2025 with a market value of CAD$8.2 million

Skills

Business of the Meeting	43

Christopher McFadden Director and Chairman, NexGen Energy Ltd. Age: 57 Director Since: 2013, Independent Nationality: Australian Board Committees: Chair of the Board

Qualifications

Mr. McFadden is a lawyer with more than 25 years of experience in exploration and mining. Mr. McFadden was the Managing Director of Resolution Minerals Ltd. from May 2023 to November 2023. He was President and Chief Executive Officer of NxGold Ltd. from February 2017 to March 2020, and, before that the Manager, Business Development at Newcrest Mining Limited. Prior to these roles, he was Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto's exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden currently serves on the Board of IsoEnergy Ltd., and Engenco Limited. The Company is a significant shareholder of IsoEnergy Ltd.

Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University. Mr. McFadden is a resident of Victoria, Australia.	Options and Common Shares Common Shares: 1,065,000 Options: 2,100,000 40,000 Common Shares were acquired by Mr. McFadden in 2025 with a market value of CAD$0.4 million

Skills

Business of the Meeting	44

Richard Patricio

President and Chief Executive Officer, Mega Uranium Ltd.

Age: 52 Director Since: 2013, Independent

Nationality: Canadian, Portuguese

Board Committees: Nomination and Governance (Chair), Compensation (Chair), Audit

Qualifications

Mr. Patricio(2) is the President and Chief Executive Officer of Mega Uranium Ltd., having previously been its Executive Vice President from 2005 to 2015. Mega Uranium Ltd. holds 19,476,265 common shares of NexGen.

Until April 2016, Mr. Patricio was also the Chief Executive Officer of Pinetree Capital Ltd. ("Pinetree"), a TSX-listed investment company specializing in early-stage resource investments. Mr. Patricio joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Prior to that, Mr. Patricio practiced law at top-tier Toronto- based law firm before moving in-house with a TSX- listed issuer.

Mr. Patricio has built a number of mining companies with global operations and holds (and has held) senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. He currently serves on the Board of IsoEnergy Ltd. as Chairman, Toro Energy Limited, Borealis Mining Company, and the Company, all in his capacity as CEO of Mega Uranium Ltd.

Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000. Mr. Patricio is a resident of Ontario, Canada.	Options and Common Shares

Common Shares: 1,669,900

Mega Uranium Ltd. holds 19,476,265 common shares.

Options: 2,250,000

225,000 Common Shares were acquired by Mr. Patricio in 2025 with a market value of CAD$2.7 million

Skills

Business of the Meeting	45

Warren Gilman Chairman and CEO, Queen's Road Capital Investment, Ltd. Age: 66 Director Since: 2017, Independent Nationality: Canadian Board Committees: Nomination and Governance

Qualifications

Mr. Gilman was appointed Chairman and CEO of Queen's Road Capital Investment Ltd. in 2019. Prior to that he was Chairman and CEO of CEF Holdings Limited and was Vice Chairman of CIBC World Markets. Mr.
Gilman was also Managing Director and Head of Asia Pacific Region for CIBC for 10 years where he was responsible for all of CIBC's activities across Asia. Mr. Gilman is a mining engineer who co-founded CIBC's Global Mining Group in 1988. During his 26 years with CIBC, he ran the mining team in Canada, Australia and Asia and worked in the Toronto, Sydney, Perth, Shanghai and Hong Kong offices of CIBC. He has acted as advisor to the largest mining companies in the world including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Sumitomo Corp., China Minmetals, Jinchuan and Zijin and has been responsible for some of the largest equity capital markets financings in Canadian mining history.

He is Chairman of the International Advisory Board of Western University and a member of the Dean's Advisory Board of Laurentian University.

Mr. Gilman obtained his B.Sc. in Mining Engineering at Queen's University and his MBA from the Ivey Business School at Western University. Mr. Gilman is a resident of Hong Kong, China.	Options and Common Shares Common Shares: 1,700,000 Options: 2,100,000 500,000 Common Shares were acquired by Mr. Gilman in 2025 with a market value of CAD$5.7 million

Skills

Business of the Meeting	46

Sybil Veenman Corporate Director Age: 62 Director Since: 2018, Independent Nationality: Canadian Board Committees: Sustainability, Audit

Qualifications

Ms. Veenman has more than 30 years of mining industry experience, including as a senior executive and as a public company director. Previously, Ms. Veenman was a Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation. In that capacity, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company's significant M&A and financing transactions and involved in a wide range of operational, regulatory, political, and social responsibility aspects of the mining business.

Ms. Veenman currently serves as a Director at Nasdaq-listed Royal Gold Inc., and TSX-listed Major Drilling Group International Inc.

Ms. Veenman holds a Law degree from the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute. Ms. Veenman is a resident of Ontario, Canada.	Options and Common Shares Common Shares: 839,374 Options: 2,100,000 282,000 Common Shares were acquired by Ms. Veenman in 2025 with a market value of CAD$3.1 million

Skills

Business of the Meeting	47

Karri Howlett President, Karri Howlett Consulting Inc. Age: 50 Director Since: 2018, Independent Nationality: Canadian Board Committees: Nomination and Governance, Sustainability (Chair)

Qualifications

Ms. Howlett has more than 20 years of experience in corporate strategy, mergers and acquisitions, financial due diligence, and risk analysis. She is the Principal of Karri Howlett Consulting which provides clients with an informed third-party perspective and a tailored process to help navigate embedding sustainability, financial, and risk management strategies.

Ms. Howlett has conducted financial due diligence and risk analysis for several business endeavors, including business advisement and financial modelling for several mining and energy projects, as well as mergers of financial institutions. Ms. Howlett was recently President of RESPEC Consulting Inc., which is a geoscience and engineering consulting company based in Saskatoon, Saskatchewan.

Her extensive experience in sustainability matters makes her extremely well qualified to serve as Chair of NexGen's Sustainability Committee.

Ms. Howlett currently sits on the Boards of Gold Royalty Corp., and March Consulting Associates Inc., and is on the Board of Governors for the University of Regina. She recently served on SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) from February 2013 to May 2021, leading the development and implementation of net zero carbon emission strategies.

Ms. Howlett holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the Chartered Financial Analyst (CFA) designation and the Chartered Director designation. Ms. Howlett is a resident of Saskatchewan, Canada.	Options and Common Shares Common Shares: 750,125 Options: 2,100,000 245,500 Common Shares were acquired by Ms. Howlett in 2025 with a market value of CAD$2.7 million

Skills

Business of the Meeting	48

Brad Wall President, Flying W Consulting Inc, Former Premier of Saskatchewan Age: 60 Director Since: 2019, Not Independent Nationality: Canadian Board Committees: Sustainability

Qualifications

Mr. Wall(3) was the 14th Premier of Saskatchewan. Mr. Wall brings to NexGen's Board political experience spanning over an 18-year period. During his 10-year tenure as Premier of Saskatchewan, Mr. Wall led the province to unprecedented economic expansion, strong population and export growth, record infrastructure investment and the first ever and continuing AAA credit for the province's finances. Mr. Wall worked successfully with the previous federal government to achieve nuclear cooperation agreements between Canada and both India and China opening those civilian nuclear energy markets to Canadian uranium. He is an advocate for sustainable, inclusive economic development and provides strategic insight to the energy sector. Mr. Wall brings to NexGen extensive national energy policy, political and economic experience and has demonstrated a very strong commitment, results and advocacy in the best interests of Saskatchewan and Canada over his entire career. That experience has proven to be very beneficial to the Board in dealing effectively with the various regulatory and political bodies needed to ensure success of the Rook I Project.

Mr. Wall currently serves on the Boards of Maxim Power Corp., Whitecap Resources Inc., Helium Evolution, and Ag Growth International, and is a partner in a yearling cattle ranch operation.

Mr. Wall attended the University of Saskatchewan, graduating with an honours degree in Public Administration and an advanced certificate in Political Studies. Mr. Wall is a resident of Saskatchewan, Canada.	Options and Common Shares Common Shares: 326,000 Options: 1,800,000 68,000 Common Shares were acquired by Mr. Wall in 2025 with a market value of CAD$0.8 million

Skills

Business of the Meeting	49

Ivan Mullany Corporate Director, NexGen Energy Ltd. Age: 63 Director Since: 2023, Independent Nationality: Australian Board Committees: Compensation, Sustainability, Technical (Chair)

Qualifications

Mr. Mullany is a senior mining executive with over 35 years of extensive leadership experience spanning project development, operational excellence, innovation, business strategy, and governance. Most recently, with Newmont and its predecessor Goldcorp Inc. on the Senior Leadership Team, he led numerous major projects collectively in excess of $18 billion, during the engineering study, construction and execution stages.

Mr. Mullany's tenured career in the mining sector has led to exceptional international experience, leading diverse teams in multiple jurisdictions.

Mr. Mullany's experience in the successful execution of global mining project construction and operational excellence is a significant asset to the Board as the Rook I Project advances into Detailed Engineering.

Mr. Mullany is a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM) and a member of the Canadian Institute of Mining and Metallurgy (CIMM) and is a resident of Ontario, Canada.	Options and Common Shares Common Shares: NIL Options: 1,000,000

Skills

Business of the Meeting	50

Sharon Birkett Former Vice President and Chief Financial Officer, Multi-Color Corp. Age: 60 Director Since: 2025, Independent Nationality: Australian, American Board Committees: Audit (Chair)

Qualifications

Ms. Birkett has more than 20 years' experience as a finance executive and strategic advisor, guiding global organizations, public and private boards of directors, and stakeholders on financial management, rapid business growth, and compliance. Over nearly two decades as Chief Financial Officer at Multi-Color (NASDAQ: LABL)/Collotype Labels, Ms. Birkett was responsible for financial planning and analysis, board reporting, compliance, and key corporate transactions. She substantially contributed to organizational growth and led over 30 bolt-on acquisitions ranging from $20 million to over $1 billion, creating significant shareholder value.

Previously, Ms. Birkett served as Director of Finance for Avery Dennison Materials Pty Ltd. She holds an MBA from the University of Adelaide and a BA in Accounting from the University of South Australia and is a member of the Australian Society of Certified Practicing Accountants. Currently, Sharon is an independent director and audit committee chair of ENVU.

Ms. Birkett is a resident of Florida, USA.	Options and Common Shares Common Shares: NIL Options: 500,000

Skills

Notes:
1. Mr. Curyer is not independent on the basis that he is an Executive Officer of the Company.

2. In addition, Mega Uranium Ltd. holds 19,476,265 common shares of NexGen. Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd. The common shares of Mega Uranium Ltd. are listed on the TSX.

3. Mr. Wall is not independent on the basis that he is an Executive Officer of the consulting company, Flying W Consulting, that is engaged by the Company.	For the purposes of this Circular, unless otherwise stated, "independence" and whether a director is "independent" has been assessed in accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Disclosure Instrument").

Business of the Meeting	51

Meeting Attendance

Attendance	97%*	100%	100%	100%	100%	100%	100%

*Ivan Mullany unable to attend due to travel.

Majority Voting

The policy requires that each director nominee of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. Any director nominee (the "nominee") who receives a greater number of votes "withheld" from his or her election than votes "for" such election must tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Nomination and Governance Committee will consider the tendered director's resignation and recommend to the Board the action to be taken with respect to such tendered resignation. Factors considered by the Committee may include: (i) the reasons, if known, why Shareholders "withheld" or were requested or recommended to "withhold" votes from the nominee, and whether the reasons related to matters other than the qualifications or individual actions of the nominee; (ii) any alternatives for curing what the Committee or the Board, as applicable, believes to be the underlying cause of the "withheld votes"; (iii) the overall composition of the Board and its committees, including the relative mix of skills and experience of the directors; (iv) the share ownership of the nominee or any corporation or other entity on which the nominee serves as a director or Executive Officer; (v) the expected impact of accepting such resignation on any covenants in agreements or plans; (vi) any applicable law, rule or regulation, or securities exchange listing or governance requirement; and (vii) whether or not accepting the resignation is in the best interest of the corporation. The Board, after receiving the Nomination and Governance Committee's recommendation, will determine whether or not to accept the tendered resignation within 90 days of the Shareholder meeting. The Board will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. The Company shall promptly issue a news release with the Board's decision which, in the event the resignation is not accepted, must fully state the reason for that decision. The nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy will not apply in circumstances involving contested director elections.

The Company has adopted a majority voting policy, which is available on NexGen's website at www.nexgenenergy.ca.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no proposed director:

a. is, as of the date of this Circular, or has been, within ten years before the date of this Circular, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Company) that,

i. while that person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"); or

ii. was subject to an Order that was issued after the proposed director ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity of director, Chief Executive Officer or Chief Financial Officer; or

b. is, at the date of this Circular, or has been within ten years before the date of this Circular, a director or an Executive Officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c. has within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to the knowledge of management, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Business of the Meeting	52

Board Committees

The Board has adopted a written charter for each of its current committees all of which are available on the Company's website https:// www.nexgenenergy.ca/company/default. aspx#corporate-governance-link. From time to time, the Board may also appoint ad hoc committees to assist in specific matters. The Board would delegate specific mandates to such ad hoc committees if and when they are established.	1. Audit: Financial and risk management oversight of the Company.

2. Compensation: Creating and executing the compensation policies, practices, and performance evaluation of the Company.

3. Nomination & Governance: Ensure strong structure and policies in place to execute on strategic vision.

4. Sustainability: Review environmental policies and practices and oversight of corporate social responsibility.

5. Technical: Provides oversight responsibilities with respect to the Company's mineral properties and projects.

Audit Committee

The Audit Committee has oversight responsibilities with respect to the Company's:

- Financial statements and Management Discussion and Analysis ("MD&A")

- Internal controls

- External auditors

- Risk management including cyber security

- Compliance with legal and regulatory requirements

- Management information technology

Members	Independent	2025 Attendance
Sharon Birkett (Chair)(1)	⬤	2 of 2	100%
Richard Patricio	⬤	4 of 4	100%
Sybil Veenman	⬤	4 of 4	100%
Trevor Thiele (2)	⬤	2 of 2	100%

The Chair of the Audit Committee is Ms. Sharon Birkett. Ms. Birkett has more than 20 years' experience as a finance executive and strategic advisor of both public and private companies. Ms. Birkett holds an MBA from the University of Adelaide, a BA in Accounting from the University of South Australia, and is a member of the Australian Society of Certified Practicing Accountants.

Under National Instrument 52-110 - Audit Committees (NI 52-110), companies are required to provide disclosure with respect to their Audit Committee, including the text of the Audit Committee's charter, the composition of the Audit Committee and the fees paid to the external auditor. This information is provided in the Company's Annual Information Form dated March 3, 2025 (the "AIF") under the heading "Audit Committee Disclosure" with respect to the financial year ended December 31, 2024.

The AIF is available for review by the public on the SEDAR+ website located at www.sedarplus.ca under the Company's profile and may also be obtained free of charge by sending a written request to the Company at the Company's head office located at Suite 3150, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3.

The Audit Committee may retain external consultants and other advisers if it considers this appropriate to assist the Committee in fulfilling its duties.

Note:

1. Ms. Birkett was elected as a Director and Chair of the Audit Committee upon her appointment in June 2025. She attended all Audit Committee meetings after her election as a Director of the Company.

2. Mr. Thiele did not stand for re-election at the 2025 meeting. He attended all meetings prior to his resignation.

Business of the Meeting	53

Compensation Committee

The Compensation Committee is responsible for identifying and mitigating risks associated with the Company's compensation policies and practices, particularly those that encourage or may encourage excessive risk-taking by Executive Officers. These responsibilities include oversight over the Company's:

- Compensation policies and guidelines

- Executive compensation

- Succession management

- Performance evaluation and board self-assessments

Members	Independent	2025 Attendance
Richard Patricio (Chair)	⬤	4 of 4	100%
Ivan Mullany	⬤	4 of 4	100%

The Chair of the Compensation Committee is Richard Patricio. Mr. Patricio has built a number of mining companies with global operations and has experience as a senior officer and director in several companies listed on a number of stock exchanges. Mr. Patricio received his law degree from Osgoode Hall Law School and is a member of the Law Society of Ontario.

The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions. The Compensation Committee makes recommendations to the full Board, ensuring alignment.

Further details regarding the responsibilities, powers and operation of the Compensation Committee are found within the Compensation Discussion and Analysis, on page 61 of this Circular.

The Compensation Committee may retain external consultants and other advisers if it considers this appropriate to assist the Committee in fulfilling its duties.

Nomination and Governance Committee

The Nomination and Governance Committee has oversight responsibilities with respect to:

- Designing the criteria for Board membership

- Assigning Board members to Board committees

- Assessing the competencies and skills of existing directors and committees

- Determining if new directors with additional skills or experience are needed

- Continuing director education and director succession

Members	Independent	2025 Attendance
Richard Patricio (Chair)	⬤	2 of 2	100%
Warren Gilman	⬤	2 of 2	100%
Karri Howlett	⬤	2 of 2	100%

The Chair of the Nomination and Governance Committee is Richard Patricio. Mr. Patricio has built a number of mining companies with global operations and has experience as a senior officer and director in several companies listed on a number of stock exchanges. Mr. Patricio received his law degree from Osgoode Hall Law School and is a member of the Law Society of Ontario.

The Nomination and Governance Committee performs an annual assessment designed to ensure that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making, directed toward superior shareholder value creation. The Nomination and Governance Committee may retain external consultants or advisors if it considers this appropriate to assist the Committee in fulfilling its duties.

Business of the Meeting	54

Sustainability Committee

Sustainability issues are of particular importance to the Board due to the nature of the Company's business. Accordingly, the Sustainability Committee is composed of five (5) directors to provide oversight with respect to:

- Environmental policies and practices

- Corporate social responsibility

- Health and safety

- Compliance with applicable laws, legislation, industry standards, and Company objectives as they relate to the above areas

Members	Independent	2025 Attendance
Karri Howlett (Chair)	⬤	4 of 4	100%
Sybil Veenman	⬤	4 of 4	100%
Brad Wall	⬤	4 of 4	100%
Leigh Curyer	⬤	4 of 4	100%
Ivan Mullany	⬤	4 of 4	100%

The Chair of the Sustainability Committee is Karri Howlett. Ms. Howlett recently served on the Board of SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) from February 2013 to May 2021. She has more than 20 years of experience in risk analysis, corporate strategy, mergers and acquisitions and financial due diligence, and holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the CFA designation and the Chartered Director designation.

The Sustainability Committee ensures that the principal risks and opportunities related to environmental, corporate social responsibility, and health and safety have been identified and that sufficient resources are allocated by management to address them. The Sustainability Committee may retain external consultants and other advisers if it considers this appropriate to assist the Committee in fulfilling its duties.

Technical Committee

The Technical Committee Board provides oversight responsibilities with respect to the Company's mineral properties and projects, including the Project for areas including:

- Technical

- Operational

- Technological matters

Members	Independent	2025 Attendance
Ivan Mullany (Chair)	⬤	3 of 3	100%
George Sturgis	⬤	3 of 3	100%

The Technical Committee ensures that technical and operational activities align with the Company's strategic objectives, adhere to regulatory requirements, and mitigate potential risks.

The Technical Committee hired George Sturgis as a technical advisor to attend all meetings and provide guidance in relation to the Project construction and risk management. George is a successful project management leader with over forty five (45) years of experience in engineering, construction, construction management, evaluation, and design for surface and underground mining operations across North America, Europe, Africa and Asia.

Business of the Meeting	55

Attendance

The Board schedules regular meetings of the Board and its committees with near perfect attendance by directors. In addition to quarterly Board meetings noted below, members of the Board also informally met twice in 2025 specifically to discuss the strategic direction of the Company.

Director	Board Meetings Attended
Leigh Curyer	4 of 4
Christopher McFadden	4 of 4
Richard Patricio	4 of 4
Trevor Thiele	2 of 2
Warren Gilman	4 of 4
Sybil Veenman	4 of 4
Ivan Mullany	3 of 4
Director	Board Meetings Attended
Sharon Birkett	2 of 2
Susannah Pierce	2 of 2

Note:

1. Mr. Thiele and Ms. Pierce did not stand for re-election in 2025. Ms. Birkett was elected in June 2025 and attended all meetings after election.

2. Each of the Nomination and Governance Committee and the Compensation Committee held several informal meetings throughout the year.

Committee	Year Ended December 31, 2025
Technical	3

Business of the Meeting	56

PROPOSAL 2

Appointment of Auditor

At the Meeting, Shareholders will be asked to appoint PricewaterhouseCoopers LLP ("PwC"), 250 Howe Street, Suite 1400, Vancouver, BC, Canada, as independent auditor of the Company for the ensuing year at such remuneration to be fixed by the Board. PwC became auditors of the Company on March 6, 2026, as successor auditor pursuant to the Notice of Change of Auditor delivered to both PwC, and to KPMG LLP as former auditor, and as filed on the Company's SEDAR+ profile on March 13, 2026. A copy of the "Change of Auditor Reporting Package" including the Notice of Change of Auditor, the letter from the former auditor and the letter from the successor auditor is attached as filed on SEDAR+.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the appointment of PwC as the Company's independent auditor to hold office for the ensuing year with remuneration to be fixed by the Board.

Board unanimously recommends that you vote FOR Proposal 2.

The aggregate fees billed by the Company's former external auditors, KPMG LLP, in each of the last two (2) financial years are as follows:

Financial Year	Audit	Audit Related-	Tax	All Other
Ending	Fees (1)	Fees (2)	Fees (3)	Fees (4)
2024	$431,826	Nil	Nil	Nil
2025	$614,145	Nil	Nil	Nil

Notes:

1. $173,378 of this amount in 2025 related to audit services performed in connection with securities filings (2024 - $81,691).

2. The aggregate fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees".

3. The aggregate fees for professional services rendered for tax compliance, tax advice and tax planning.

4. The aggregate fees for products and services other than as set forth under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

Business of the Meeting	57

PROPOSAL 3

Continuation of Shareholder Rights Plan

Overview of the Shareholder Rights Plan

On April 24, 2023, the Company amended and restated its shareholder rights plan agreement dated as of April 20, 2020, between the Company and Computershare Investor Services Inc. (the "Existing Rights Plan"). At the Meeting, the Company will seek shareholder approval to authorize the continuation of the Existing Rights Plan, as amended and restated as of May 5, 2026 (the "Rights Plan"), for an additional three-year term. The form of the Rights Plan is proposed to be amended as noted below to conform with industry best practice and shareholder expectations.

Pursuant to its terms, the Existing Rights Plan will expire at the termination of the Meeting, unless its continuation, in the form of the Rights Plan, is approved by Shareholders in accordance with its provisions. Management of the Company, with the assistance of external advisors, has reviewed the terms of the Rights Plan for conformity with current Canadian securities laws and prevailing practices of other Canadian companies and has determined that the Rights Plan, as amended, is consistent with Canadian securities laws and corporate governance practices, and addresses institutional shareholder guidelines for "new generation" rights plans, as of the date of this Circular.

The Board determined that it is in the best interests of the Company and fair to Shareholders that the Rights Plan be continued for an additional three years, as described below.

Approval of the Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take‐over bid that is known to management of the Company. The proposed approval of the Rights Plan and its continuation are also not intended as a means to prevent a take‐over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the common shares.

Unless otherwise defined below, all capitalized terms have the meanings specified in the Rights Plan.

Board unanimously recommends that you vote FOR Proposal 3.

Proposed Amendments

The Rights Plan that shareholders will be asked to consider and approve at the Meeting is substantially the same, in all material respects, as the Existing Rights Plan approved at the annual meeting of shareholders held on April 24, 2023, subject to updates of a non-substantive, administrative, or technical nature, including updated for the passage of time and updates for consistency and clarity.

The Rights Plan preserves the fair treatment of Shareholders, is consistent with current Canadian corporate governance practices and conforms with institutional shareholder guidelines for "new generation" rights plans as of the date of this Circular.

Purpose of the Rights Plan

In adopting the Rights Plan, the Board considered the existing legislative framework governing takeover bids in Canada. In May 2016, the Canadian Securities Administrators (the "CSA") adopted amendments to the take-over bid regime. The amendments, among other things, lengthen the minimum bid period to 105 days (from the previous 35 days), require that all non-exempt takeover bids meet a minimum tender requirement of more than 50% of the outstanding securities held by Independent Shareholders, and require a ten-day extension after the minimum tender requirement is met. Regarding the minimum bid period, a target issuer has the ability to voluntarily reduce the period to not less than 35 days. Additionally, the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the existing legislative framework governing takeover bids in Canada does not apply to exempt take-over bids, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders.

Business of the Meeting	58

Some remaining areas of concern include:

- protecting against "creeping bids" (the accumulation of more than 20% of the common shares) through purchases exempt from Canadian takeover bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all Shareholders, (ii) acquiring control through the slow accumulation of common shares not available to all Shareholders, (iii) acquiring control through the slow accumulation of common shares over a stock exchange without paying a control premium, or (iv) through other transactions outside of Canada that may not be subject to Canadian take- over bid rules and, therefore, not made available to all Shareholders; and

- preventing a potential acquirer from entering into lock-up agreements with existing Shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan.

By applying to all acquisitions of 20% or more of the common shares, except in limited circumstances, including Permitted Bids, the Rights Plan is designed to ensure that all Shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the Company or fair to all Shareholders.

As a result of the foregoing, the Board has determined that it is advisable and in the best interests of the Company and its Shareholders that the Company has in place a shareholder rights plan in the form of the Rights Plan.

The Rights Plan is designed to encourage a potential acquirer who makes a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of rights issued under the Rights Plan, other than the acquirer and certain persons related to the acquirer, will be able to purchase additional common shares at a significant discount to market, thus exposing the acquirer to substantial dilution of its holdings. Even where a takeover bid does not meet the Permitted Bid criteria, the Board is always bound to consider any bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such a bid. In discharging such responsibility, the Board is obligated to act honestly and in good faith with a view to the best interest of the Company.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Company, nor is the Board currently aware of any pending or threatened take-over bid for the Company.

The Rights Plan does not preclude any Shareholder from using the proxy mechanism of the Business Corporations Act (British Columbia), the Company's governing corporate statute, to promote a change in the Company's management or in the Board, and it will have no effect on the rights of Shareholders to requisition a meeting of Shareholders in accordance with the provisions of applicable legislation.

The Rights Plan is not expected to interfere with the Company's day-to-day operations. The issuance of Rights under the Rights Plan will not in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a Flip-in Event occurs and the rights separate from the common shares as described below, financial metrics reported on a per share basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of Certain Key Provisions

The following is a brief summary of the Rights Plan, which is qualified in its entirety by reference to the complete text of the Rights Plan and a blackline copy of the Rights Plan showing the proposed amendments attached hereto as Schedule B. The complete text of the Existing Rights Plan is available on SEDAR+ at www.sedarplus.ca.

Term

Pursuant to the TSX Company Manual and the terms of the Existing Rights Plan, the Rights Plan must be approved by Shareholders at the Meeting and, if not approved, the Existing Rights Plan will expire and cease to have effect at the termination of the Meeting. If the Rights Plan is approved at the Meeting, the Rights Plan will require reconfirmation by Shareholders at the annual meeting of Shareholders held in 2029 and every third annual meeting of Shareholders held thereafter.

Issuance of Rights

Upon the Existing Plan becoming effective on April 22, 2017, one Right was issued and attached to each common share. One Right is also attached to each subsequently issued common share and will attach to each subsequently issued common share.

Business of the Meeting	59

Rights Exercise Privilege

The Rights generally separate from the common shares and become exercisable 10 business days (the "Separation Time") after a person has acquired, or commenced or publicly announced the intention to commence a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid") or a transaction otherwise permitted by the Rights Plan. The acquisition by any person (an "Acquiring Person") of 20% or more of the common shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, is referred to as a "Flip- in Event".

Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such Rights of common shares at a 50% discount to their market price.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the common shares and will be transferable only together with the associated common shares. After the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of common shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of common shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for common shares after the Separation Time. Rights will trade separately from the common shares after the Separation Time.

Lock-Up Agreements

A bidder may enter into certain permitted lock-up agreements with Shareholders whereby such Shareholders agree to tender their Common Shares to the take-over bid (the "Lock-up Bid") without a Flip-in Event occurring. Such agreement must be publicly disclosed and allow the Shareholder to withdraw the securities to tender to another take-over bid or to support another transaction that exceeds the value of the Lock-up Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than 7%. The definition of "Permitted Lock-Up Agreement" provides that no "break up" fees or other penalties that exceed, in the aggregate, the greater of 2.5% of the price or value of the consideration payable under the Lock-up

Bid to the Locked-up Person and 50% of the increase in the consideration resulting from another take-over bid transaction shall be payable by the Shareholder if the Shareholder fails to tender its securities to the Lock-up Bid.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

- the take-over bid must be made by way of a take-over bid circular;

- the take-over bid must be made to all holders of record of common shares (other than the Offeror);

- the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws (namely National Instrument 62-104 - Take-Over Bids and Issuer Bids);

- common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the applicable period and only if at such time more than 50% of the common shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and

- if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the applicable period and the common shares are taken up by the bidder, the bidder must make a public announcement of that fact and the take- over bid must remain open for deposits of common shares for not less than 10 days from the date of such public announcement.

"Independent Shareholders" is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced an intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of the Company unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it must be outstanding for a minimum number of days as required under Canadian securities laws.

Business of the Meeting	60

Waiver

The Board, acting in good faith, may prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of common shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived. The Board, acting in good faith may, in respect of any Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its Beneficial Ownership, or has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within thirty (30) days, such that it is no longer an Acquiring Person. The Board, acting in good faith may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

The Board may amend the Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may make amendments to the Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder.

Board

The continuation of the Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, have not announced an intention to make or are not part of a group making, a take-over bid.

Resolution

At the Meeting, or any adjournment thereof, Shareholders of the Company will be asked to consider, and if deemed advisable, to pass the ordinary resolution, with or without variation, to ratify and approve the Rights Plan, for continuation, as described above. The text of the ordinary resolution to ratify, confirm and approve the continuation of the Rights Plan is as follows:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the amended and restated rights plan dated as of May 5, 2026, 2026, be and is hereby approved for continuation for three years, until the date of the Company's annual meeting of shareholders is held in 2029; and	2.	any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do all acts and things, as such director or officer may determine necessary or advisable to give effect to this resolution."

The Board believes that approval of the Rights Plan and its continuation for the next three years is in the best interest of the Company and fair to its Shareholders and, accordingly, recommends that Shareholders vote FOR the resolution. The TSX requires the resolution be passed by the affirmative votes cast by Shareholders of not less than a majority of the common shares represented in person or by proxy at the Meeting. Except where a shareholder who has given the proxy directs that his or her common shares be voted against such resolution, the appointees named in the enclosed proxy form intend to vote for the common shares represented by such proxy FOR such resolution.

Compensation Discussion and Analysis

CATERPILLAR
NexGen
Energy Ltd.

Business of the Meeting	62

Message from the Compensation Committee Chair Richard Patricio

Dear Valued and Fellow Shareholders,

2025 marked a turning point, not just for NexGen, but for global uranium supply and energy security more broadly.

Obtaining the licence to construct from the Canadian Nuclear Safety Commission in the manner in which NexGen did is something that has never be witnessed in mining before. The support and meaningful engagement from stakeholders that will be generationally positively impacted by the Project is something that has truly set a new standard across the mining sector. Importantly, it speaks directly to the leadership and approach of the NexGen team and the systems and structures in place to enable that approach. NexGen is now decisively into execution and will approach it the same way that has led to the industry leading way in which NexGen has done everything to date. This is the moment we have been building toward since the Company's founding in 2011. When in production, Rook I will be capable of supplying approximately 20% of global uranium, the single most consequential addition to the market ever. It transcends uranium and is clearly the most strategic and significant new critical minerals project globally. This is not just a result of the asset, but more importantly the way in which the asset's inherent strengths have been optimized for schedule, cost and outcomes.

The global landscape has shifted fundamentally since NexGen began this journey. Energy security, once taken for granted, is now understood as foundational to national security and economic resilience. Governments across allied nations are reassessing decades of underinvestment in baseload power and the uranium that underpins it. Utilities are no longer simply seeking supply, they are seeking partners in stable, trusted jurisdictions who can deliver at new supply at scale, reliably, for decades.

Uranium sits at the center of this shift. The supply side has not kept pace with the industry itself. Years of underinvestment have left the market structurally short, and significant legacy production centres will come offline in the early 2030s. This is precisely when Rook I is expected to enter production. The legacy practices of the industry have proven to be unsustainable. They have repeatedly oversupplied the market at times when demand was unclear which led to depressed pricing and underinvestment. This has led to our sales strategy which has been consistent. Optimizing the value of every pound we sell. To do this we have simply decoupled production from sales. We will produce the nameplate capacity and sell what we determine will optimize the spot price of uranium such that it is at a sustainable level. To be clear, we are only going to replace critical supply that is coming offline, not materially adding supply to the deficit. Even then, the world needs significantly more supply with many independent industry reporters forecasting the need for 10 new

Arrow-sized projects to be online in the next decade. They do not exist.

That is how consequential this moment is, and how significant NexGen is within it.

Located in the Athabasca Basin in Saskatchewan, Canada, Rook I sits in one of the most stable and respected mining jurisdictions in the world. Canada's role as a reliable supplier to allied nations is well established, and Rook I will strengthen that position considerably by re-establishing Canada as the world's leading producer of uranium. NexGen is building the asset that will allow it to be a secure, long-term partner to those who prioritize reliable supply from a trusted jurisdiction.

Delivering on that principle requires exceptional people. People who believe in the mission, who hold themselves accountable, who are resilient under pressure, and who are relentlessly honest with themselves, with each other, and with you, our shareholders. These are the individuals we have sought to attract and retain since the Company's founding, and our compensation philosophy has been designed specifically to do so.

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From the outset, NexGen has been committed to developing Rook I to the highest environmental and social standards, not as a regulatory obligation, but as a core belief. We have worked to build genuine, lasting partnerships with Indigenous nations and local communities, rooted in respect, transparency, and shared benefit. This was on full public display during the Commission Hearing process where NexGen received strong support from an unprecedent level of positive intervenors. We are not simply operating in these communities; we are building alongside them, and creating meaningful opportunities that extend far beyond the life of the mine.

Environmentally, Rook I has been designed to minimize surface impact and set a new benchmark for responsible uranium development. This is deliberate. A project of this consequence, one that will power clean energy for allied nations for decades, must be developed in a way that reflects the values it serves. We believe it is our responsibility to positively impact as many people as possible, and that principle has guided the Company since inception in 2011.

Compensation Philosophy and Approach

NexGen's compensation framework is built on a simple premise: attract and retain the highest performing people, align them fully with long-term outcomes that are tied directly to stakeholders, and reward them only when shareholders are rewarded. This approach has created the environment which has led to the industry leading approach taken by the team. It has enabled NexGen to unapologetically go after the best possible objectives regardless of whether they've been done in the past or not. Our progress to date from discovery through permitting and now into construction is a direct reflection of a team that is incentivized to think, act and take on the accountability like owners.

Last year, following extensive engagement with shareholders and a comprehensive independent review conducted by Laulima, our compensation consultant, the Board confirmed its approach to executive and director compensation. That approach centers on stock options as our primary long-term incentive mechanism, supported by a reduced share reserve of 10% of Common Shares outstanding. Shareholders approved this framework for a three-year period in 2025.

Our rationale remains unchanged. Stock options are truly at-risk compensation; they deliver value only if the Company's share price increases meaningfully over a 5-year timeframe. This creates direct alignment between our team and our shareholders, and it attracts a particular type of person: one who is confident in their ability to deliver, willing to be held accountable, and focused on the long-term rather than short-term guarantees in the form of share units. That is exactly the profile required to build a project of this scale and consequence.

The results speak for themselves. NexGen's success to date has not happened by accident. It is the product of a compensation framework that is heavily weighted toward long-term outcomes, and a team that embraced that structure because they believe in what we are building and are confident in being held accountable to it. Mission, vision, and values matter but they are reinforced and sustained by a compensation philosophy that enables them.

As outlined last year, that framework will evolve as NexGen advances towards and into steady-state production. We have identified three key stages in that evolution: permitting, construction, and operation. With the receipt of the licence to construct, we are now transitioning into the second stage. During construction, we will continue to operate within the framework approved by shareholders last year. As we approach production, we will revisit our compensation structure to reflect our position as a fully operational, significant cash flow generating mining company, and assess what approach is most appropriate for that stage.

Until then, we remain focused on what has brought us here: disciplined capital allocation, relentless execution, and a team that is fully aligned with the shareholders we serve.

Looking Ahead

The opportunity in front of NexGen is truly extraordinary. The world needs what we are building and wants it built in a new way. One that is honest, transparent, highly accountable and performs successfully. NexGen is positioned to deliver exactly that, at a scale that will reshape the global uranium market for the benefit of as many people as possible.

We take this responsibility in its total sense. The decisions we've made to date that have set up such a strong foundation for construction will define the Company for generations. The team we have assembled is ready. The compensation framework we have in place ensures they are retained and aligned with you, our shareholders, every step of the way

Richard Patricio
Compensation Committee Chair

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Compensation Philosophy

The carefully considered compensation program developed and overseen by the Company's independent Compensation Committee has been a key factor in NexGen's industry-leading progress. The results confirm the approach: from initial listing in April 2013 to December 31, 2025, NexGen's share price increased 3,408%, equivalent to an annualized return of approximately 32%, outperforming the S&P/TSX Composite by approximately three times.

As the Company holds the largest uranium asset under development in a Tier 1 mining jurisdiction, NexGen competes for highly specialized talent against both pre-production and producing mining companies. A compensation structure that aligns leadership incentives with long-term value creation has been critical to reaching this point, and will be essential to executing the next phase as NexGen advances through construction and into operations.

NexGen’s share price increased, resulting in: 3x Outperformance vs. the S&P/TSX Composite since listing

Pay for High-Performance

NexGen offers a competitive, performance-driven compensation program aligned with the Company's strategic vision and long-term value creation. The program follows a pay-for-high- performance philosophy: compensation is directly tied to successfully identified optimal project milestones, operational results that outperform alternatives and, ultimately, Shareholder returns. Company insiders represent 8.3% on a fully diluted basis, representing material 'skin-in-the- game' and hence every decision made is founded in a rigorous and objective process to identify the facts and evaluate and action the best paths forward in the interest of maximizing shareholder value.

The Company believes the most effective way to ensure delivery against organizational objectives is to empower the team to think, act and be accountable as owners. Further, to ensure adherence to this ownership mentality, the Company needs to incentivize the team as owners of the business through equity that is genuinely at risk. This is not a philosophy reserved for executives: 100% of managers and above with the Company for over 1 year hold stock options, and over 80% of all employees have been awarded stock options. This breadth of ownership maintains an entrepreneurial culture, avoids complacency, and ensures the right approach leads to the right outcomes. Employees who think and act like owners - because they are owners - deliver better results. Rewards are tied to measurable outcomes across every dimension that matters-social, environmental, technical, and economic - with employees who consistently adhere to the approach that delivers exceptional results recognized accordingly. This methodology ensures a constant focus on identifying what is possible and taking a values-based approach to achieving it as opposed to an approach that rewards the status quo and complacency.

100% 100% of managers (1+ year tenure) hold stock options
+80% of all employees have been awarded options

Stewardship and Long-Term Alignment

NexGen's leadership and Board operate as careful stewards of Shareholder capital and the Company strategy. After nearly seven years of rigorous regulatory review, NexGen has received its licence to construct, a milestone only 1% of mining companies ever achieve. The compensation program has supported this journey by attracting and retaining the specialized talent required to navigate a rigorous permitting process enabling NexGen to successfully deliver the Project.

Stock options remain the primary long-term incentive, approved by Shareholders at the 2025 Annual General Meeting for an additional three-year term and capped at 10% of outstanding shares (voluntarily reduced from 20%). This structure ties compensation for directors, management, and employees directly to long-term value creation - the team succeeds only when Shareholders succeed because the team are all shareholders. The long-term nature of this alignment is evident in behaviour: directors and executives have historically exercised options only in the fifth year, and shortly before expiry. Proceeds have been reinvested into the Company, and directors have increased their shareholdings independently over time. For example, over the last three years, Founder and CEO has increased his holdings by 28.9% valued at CAD$14.8 million at the time of acquisition, or CAD$17.7 million at December 31, 2025.

Over the last three years, Founder and CEO has increased his holdings by 28.9% valued at $14.8 million at the time of acquisition, or $17.7 million at December 31, 2025.

For a development-stage resource company where long-term project execution is paramount, equity-based compensation across the organization is both fitting and consistent with industry practice. This Company-wide alignment with Shareholders has driven NexGen's exceptional performance to date and positions the team to deliver on the next chapter.

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NexGen's industry-leading TSR since becoming a publicly traded company demonstrates that the shareholder value creation strategy and compensation plan is driving company performance.

NexGen upholds the best practices that drive company-wide excellence to deliver superior, sustainable Shareholder value by incentivizing achievement of both short-term operational goals and long-term strategic goals.

Best Practice Highlights
✓	Pay for high-performance
✓	Engage an independent compensation advisor
✓	Benchmark executive compensation program against an appropriate peer group
✓	96% of CEO compensation and 87% of other Executives (as defined below) compensation is at risk
✓	Have maximum payout cap on short-term incentive program
✓	Have a Clawback Policy, an Anti-Hedging Policy and an Insider Trading Policy
✓	The Board may exercise discretion when considering compensation decisions to reduce or increase the size of any award or payout

NexGen Does Not
✓	Guarantee annual base salary increases or incentive compensation including stock options or other equity incentives
✓	Reprice stock options
✓	Offer excessive perks
✓	Offer loans to directors or officers
✓	Offer share units that guarantee economic returns and use company cash to pay

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Introduction

This section provides information on the executive compensation program for 2025.

NexGen's Named Executive Officers in 2025, as defined in Form 51-102F6 - Statement of Executive Compensation were as follows:

- Leigh Curyer, President and Chief Executive Officer

- Travis McPherson, Chief Commercial Officer

- Monica Kras, Vice President, Corporate Development

- Luke Moger, Vice President, Environment, Permitting & Licensing

- Benjamin Salter, Chief Financial Officer

The Named Executive Officers are referred to as "Executives" in the Circular.

Company Overview

The Company's future operations will be highly profitable based on a combination of factors, notably:

1	The scale: The Rook I Project is expected to deliver average annual production for the first five (5) years of approximately 29 million pounds and industry leading low costs on an all-in economic basis.
2	The ability to mine using conventional methods: The geological setting of the Rook I Project and the deposit's high-grade allows NexGen to utilize a conventional and cost-effective bulk underground mining method (longhole stoping). This also enables unique production volume flexibility whereby the Company can meet production with optimal market sales volumes, and adjust that in real-time.
3	The contracting strategy to maximize the value of each pound sold by maintaining significant leverage to future uranium prices: The expected scale and position allows the Company to approach contracting differently. This strategy will see mid-to-long-term offtake contracts executed with pricing exposed to the prevailing market prices at the time of delivery, without material upside capping. In doing so, NexGen is the most incentivized to see sustainable market prices for uranium over the long-term.
4	The approach and partnership with local Indigenous nations: The Company sets and maintains elite standards in all of its planning and execution, translating into a culture of constant evolution and continual improvement. It has the full support and advocacy from local Indigenous Nations in the Local Priority Area.
5	The location in a tier-1 jurisdiction positioning the Company as a future supplier of choice: Recent geopolitical events and operational disruptions have highlighted the strategic value of new sources of uranium supply in politically stable Western jurisdictions.

NexGen's dynamic and diverse team of experienced uranium and mining industry professionals brings together a world of leading- edge expertise across the entire mining life cycle, all backed by a global base of long-term capital. The Company is listed on the Toronto Stock Exchange and the NYSE under the ticker symbol "NXE", and on the Australian Stock Exchange under the ticker symbol "NXG". The Company is headquartered in Vancouver, British Columbia, with an operations office in Saskatoon, and an office in La Loche, Saskatchewan.

The Company's Strategic Focus

The Company's objective is to maximize Shareholder value through the optimized delivery of the Rook I Project, laying the foundation for a top 10 global mining company. NexGen's key strategies to achieve this objective are described below:

Successfully obtain the final Federal Approval

- On March 5, the CNSC issued the licence authorizing site preparation and construction of the Rook I Project. The timely issuance (14 business days following the closing of the Part 2 Hearing) of the licence is a testament to the strength and quality of the technical submission, the depth and capability of the team, and the extensive engagement and support built within the local community throughout the development process.

- Major Construction will formally commence in the summer of 2026 as the Company has advanced critical path detailed engineering, procurement, training, vendor and contractor engagement and has the liquidity to materially advance the construction of the Project. Further, the Company was previously approved for exploration related site infrastructure improvements which are nearing construction completion.

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Continuing to optimize the Company's path to production

- NexGen remains well funded, maintaining balance-sheet strength while advancing through construction activities.

- Detailed engineering advanced and procurement of long-lead and critical-path items finalized enabling optimal schedule flexibility.

- Site preparation is ready for major construction activity through the implementation of robust safety, environmental and regulatory systems that will support the transition into construction.

Growing the Company's reserves through exploration

- NexGen is well funded to accelerate ongoing exploration and unlock the regional potential of its 192,734-hectare mineral claim position in the southwest Athabasca Basin, Saskatchewan.

- The 2025 exploration program advanced the Patterson Corridor East (PCE) discovery, building directly on the 2024 discovery. Follow-up drilling materially expanded the overall footprint of uranium mineralization as well as the high-grade subdomains within it, confirming scale, continuity, and geological robustness across multiple zones.

- Drilling in 2025 further defined a large, continuous mineralized system at PCE. Mineralization now demonstrates ~620 metres of strike and extending to ~700 metres vertically, with annual growth of 20 metres and 100 metres, respectively. Since discovery to December 31, 2025, 67 of the 102 drill holes are mineralized, including 45 intersecting high-grade (>10,000 cps) and 17 intersecting off-scale (>61,000 cps). Multiple drill holes intersected broad zones of intense uranium mineralization reinforcing the presence of a strong, pervasive uranium system.

- The PCE discovery continues to display key geological similarities to Arrow, including the scale of mineralized footprint, intensity of high-grade mineralization, structural setting, alteration style, and uranium replacement characteristics. PCE represents a significant new uranium system and remains open in multiple directions, supporting substantial further growth potential within NexGen's land position. Importantly, NexGen has only tested approximately 2% of its land holdings, all of which hold equal prospectivity to the trends that host Arrow and PCE.

- The successful 2025 exploration program reinforced NexGen's leadership in high-grade discovery and positioned the Company for continued growth in the Athabasca Basin, with a fulsome 2026 drill program planned at PCE where clear potential for material resource growth has been established.

Concluding the balance of funding requirements and continuing to sell uranium under contracts with maximum leverage to future uranium prices

- Throughout 2025, NexGen advanced multiple strategic financing and commercial pathways, including strategic investment at the Project and/or corporate level, project financing package, prepayments on future uranium deliveries and other financing options. Given the scale and quality of the opportunity NexGen represents, financing the balance of the funding needs will be optimized through a competitive process with many highly accretive options under evaluation.

- In August 2025, NexGen announced a significant expansion of its sales agreement volumes, securing a 5 million-pound uranium offtake agreement with a major US utility upon first production. This doubles the Company's sales to over 10 million pounds over the first 5 years, reinforcing NexGen's commercial traction with its contracting strategy and further solidifying its industry leading leverage to future uranium prices.

- These commercial milestones reflect strong utility demand amid a structurally constrained uranium market, where scarcity of new, low-technical, low-sovereign-risk supply elevates the strategic value of reliable Western sources. NexGen's uncontracted reserves remain substantial, providing significant optionality for future offtake negotiations.

- NexGen's approach provides customers dependable, flexible supply from a highly sustainable asset, while enhancing shareholder value through disciplined optimization of pricing and delivery terms.

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The Company's Stock Price Has Outperformed Its Peers Since Inception

Since the Company's initial listing on the TSX Venture Exchange in 2013, NexGen's share price has outperformed the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF (by 3,208%, 3,132%, 3,380% respectively).

The Company has also outperformed each index on a three (3) year, five (5) year and seven (7) year basis. This exceptional share-price performance demonstrates the effectiveness of the Company's fit-for-purpose and continual improvement approach including its compensation program instituted and overseen by the independent Compensation Committee and the commitment by leadership in maximizing long-term Shareholder value while advancing the Rook I Project in an elite manner across all facets of its business.

The following graphs compare the Company's cumulative TSR since inception and over the seven, three, five, and one most recently completed financial years ending December 31, 2025. It portrays the growth of $100 invested in the common shares of NexGen over those periods compared to $100 invested in the S&P/TSX Composite Total Return Index, S&P/TSX Global Mining Index, and the Global X Uranium ETF for the same time period.

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The Company's compensation framework is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry, individual high performance, the Company's high performance, and other factors. The trading price of the Common Shares on the TSX, ASX and NYSE is subject to fluctuation based on several factors, many of which are beyond the control of the Company. These include, among other things, changes in general conditions in the economy and financial markets including commodity prices, trading volumes and fund flows.

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The Company Demonstrates Highly Efficient Use of Capital

Since its listing in 2013, NexGen has consistently demonstrated sector-leading capital efficiency, maximizing the impact of its investment in Exploration and Development relative to Executive compensation.

This is the key metric for resource companies as it demonstrates the approach the Company takes to capital allocation, with significantly more capital invested in advancing the Project and creating value than spent on compensation.

The numbers tell a compounding story. In 2021, NexGen deployed $19.33 of Exploration and Development spend for every dollar of executive salary, already ahead of the uranium peer average. By 2025, that figure had grown to $78.78, three times the peer average of $25.28. Capital directed into the Arrow deposit drives resource advancement, which builds asset value, which expands market capitalization, which makes overhead an increasingly smaller drag on shareholder returns.

Among its uranium peers, NexGen maintains the highest ratio of Exploration and Development expenditure to Executive salary costs, while also having the lowest General and Administrative expenditure relative to market capitalization, just 0.60% in 2025, consistently below a peer group averaging 0.71% to as high as 1.21% from 2021 to 2025. This underscores NexGen's disciplined financial strategy and capital allocation, while highlighting its entrepreneurial approach that demands the highest levels of ownership, responsibility, and accountability from each employee.

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Notes:

1. Exploration and Development spend includes costs related to exploration, drilling, environmental and permitting, engineering and design, direct labour and associated costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected "Uranium Peers" for 2025, or projected if not available at the time of publishing this report, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, and Uranium Energy Corp.

2. General and Administrative spend includes General or Administrative expenses as defined in each peer's financial statements, or projected if not available at the time of publishing this report. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected "Uranium Peers", being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, and Uranium Energy Corp.

3. Peer Market Capitalization sourced from S&P Capital IQ.

Compensation Governance

The Board is responsible for overseeing the Company's compensation program. The Board has delegated certain oversight responsibilities in this regard to the Compensation Committee but retains final authority over the Company's compensation program and process.

The Role of the Compensation Committee

The Compensation Committee consists of all independent Directors that assist the Board in fulfilling its responsibilities relating to human resources and compensation matters. The Compensation Committee meets through a combination of formal meetings between two to four times per year and holds in-camera sessions, without the presence of management, as well as informal meetings throughout the year as appropriate. The Compensation Committee also seeks independent analysis from leading compensation advisors as necessary.

The Compensation Committee consults with the Board on executive compensation related to:

- Establishing the Company's compensation philosophy and overseeing the development and implementation of the Company's compensation programs to ensure they further the Company's strategy and are aligned with the interests of Shareholders.

- Reviewing and approving Company goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO in light of those goals and objectives, and setting the CEO's compensation level based on this evaluation, subject to the approval of the Board.

- Reviewing and approving compensation, incentive plans, and equity-based plans for all other employees of the Company after considering recommendations of the Executive Officers and CEO, all within the compensation policies and guidelines approved by the Board.

- Reviewing the adequacy and form of the compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved.

The CEO completes a review of Executive Officer performance in accordance with the evaluation criteria set out for the year and the overall performance of the Company. As a result of the evaluation, the CEO provides recommendations to the Compensation Committee with respect to base salaries, STI and LTI awards for Executives. The Compensation Committee takes into consideration the CEO's recommendations in completing its review and ultimate recommendations to the Board.

Composition of the Compensation Committee

The Compensation Committee is comprised of two (2) independent members of the Board: Richard Patricio (Chair), and Ivan Mullany. Mr. Mullany joined the Committee in August 2023.

Mr. Mullany possesses the relevant decision-making skills that make him a suitable member of the Compensation Committee by virtue of his experience as an executive and exposure to capital markets, corporate governance projects, construction and regulatory matters. Mr. Mullany has over 35 years in the global mining industry with extensive leadership experience across project development, operation excellence, innovation, business strategy and governance. Mr. Patricio, the Chair of the Committee, has similar skills and experience and, as a Board member since the inception of the Company, is intimately familiar with its overall corporate strategy, operations and senior management team. As a result, each Committee member is well qualified to make decisions on the suitability of the Company's compensation policies and practices.

A general description of the education and experience of the Compensation Committee members who will be standing for re-election as directors of the Company at the Meeting, which is relevant to the performance of their responsibilities as Compensation Committee members, is contained in their respective biographies set out under "Election of Directors" in this Circular.

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Executive Compensation Decision Making Process

Note:

1. The Board carries out its deliberations and voting with respect to the approval of CEO compensation without the CEO being present.

Compensation Risk Management

The Compensation Committee is responsible for identifying any risks associated with the Company's compensation policies and practices and considering the implications of any such risks ensuring they are mitigated, particularly those arising from policies and practices that may encourage unjustified risk-taking by Executive Officers. The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions.

Incentive compensation is paid in relation to milestones regarding the advancement of NexGen's projects which are subject to considerable review, contestability, and assessment. As such, the Compensation Committee considers that its compensation practices encourage responsible and highly accountable leadership approaches incorporating objective risk assessment and governance.

The Board's oversight of the strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.

Key risk-mitigating features in the compensation structure include:

- Engagement of an independent compensation advisor

- Annual review of compensation programs

- Establishing annual corporate and individual performance objectives

- Fixed and variable compensation

- Short-term and long-term incentives

- Board discretion

- Clawback and anti-hedging policies

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Anti-Hedging

Pursuant to the Company's Code of Business Ethics, the Company's Executive Officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Executive Officer or director.

Clawback Policy

On November 28, 2023, the Board adopted a new Clawback Policy (the "Policy"), under which it will, in the event of an Accounting Restatement, recover excess incentive compensation received by covered executives of the Company.

An Accounting Restatement is where the Company is required to prepare an accounting restatement of its financial statements filed with the Securities and Exchange Commission ("SEC") due to the Company's material non-compliance with any financial reporting requirements under U.S. federal securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period). The determination of the time when the Company is required to prepare an Accounting Restatement shall be made in accordance with applicable SEC and national securities exchange rules and regulations in the U.S.

An Accounting Restatement does not include situations in which financial statement changes did not result from material non- compliance with financial reporting requirements, such as retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company's internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

In addition, under the Policy, the Company may also recover all or a portion of incentive compensation from covered executives and certain other key employees where such employees have engaged in detrimental conduct.

This Policy does not preclude the Company from taking any other action to enforce an employee's obligations to the Company, including termination of employment or instigation of any legal proceedings.

Equity Ownership Guidelines

The Board believes it is in the best interests of the Company and Shareholders to align the financial interests of NexGen's leadership with those of the Shareholders. In 2019, the Board approved the Share Ownership Guidelines which sets out mandatory equity ownership requirements for directors of the Company (which is inclusive of the CEO). The minimum ownership guidelines are set at a multiple of 3x the annual cash retainer, valued based on the share price, at the higher of the measurement date or acquisition date, and are expected to be satisfied by each director within five (5) years. Once the director level of equity ownership satisfies the applicable minimum ownership requirements pursuant to the Share Ownership Guidelines, such individual is expected to maintain their minimum ownership levels for as long as they remain subject to the Ownership Guidelines.

Board members and Executives have only exercised vested options in the final month of the 5-year option term.

Leigh Curyer, Founder, CEO and Board member, holds a multiple of 82 times (versus 3 times as the Equity Ownership Guidelines require) his base salary in Common Shares (based on the market value of the Company's Common Shares as of December 31, 2025) which were all bought outright and not provided to him through direct share-based incentives. He increased his ownership in 2025 by 28.9% valued at $17.7 million (based on price at December 31, 2025).

Minimum ownership equals: 3X The annual cash retainer
CEO Equity Commitment: 82x base salary held in Common Shares

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Succession Management

The Board actively oversees the succession planning with respect to key management roles, ensuring continuity of strong leadership. The CEO is responsible for identifying and developing internal candidates for CEO succession while also cultivating a pipeline of future leaders across the organization. To support this, the CEO ensures NexGen has robust and tailored leadership development initiatives in place for executive succession.

In addition, the CEO, Chief Commercial Officer, and other senior management meet regularly to identify and review the talent across the organization, assess leadership capabilities and readiness, and implement targeted development initiatives including mentoring, executive training, and strategic workforce planning, to build and strengthen leadership capacity across all aspects of business operations.

Executive Compensation Philosophy

NexGen's compensation is designed to be competitive with other North American mining development and operating companies in the uranium and resources sector that have similar scope and growth trajectories.

Each position is evaluated to establish skill requirements and a level of responsibility to provide a basis for internal and external comparisons. The Board and the Compensation Committee assess a number of aspects when structuring compensation policies and programs and individual compensation levels. These include:

- Long-term interests of Shareholders

- Internal comparisons

- Independent market analysis and benchmarking

- Values and culture including accountability and ownership

- Recommendations made by independent compensation consultants retained by the Compensation Committee, from time to time

- Each Executive Officer's individual performance and contribution towards meeting the Company goals and objectives

Executive Compensation Objectives

The goal of Executive compensation at NexGen is to attract, motivate, retain and reward a highly accountable, driven, high- performance management team and to encourage them to attain and exceed expectations focused on driving superior, sustainable Shareholder value creation

The following key principles guide the Company's overall compensation philosophy:

- Attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the organization's success

- Align employees' interests with the strategic visions and business objectives of NexGen

- Focus employees on the key business factors that affect long-term Shareholder value

- Align compensation with NexGen's corporate strategy and financial interests as well as the long-term interests of NexGen

Shareholders

- Compensation should be fair and reasonable to Shareholders and be set with reference to the local market and similar positions in comparable companies

NexGen's compensation practices are based on a pay-for-high-performance philosophy in which assessment of performance is based on the Company's financial and operational performance as well as individual contributions.

The compensation program is designed to reward each Executive Officer based on corporate and individual performance and is also designed to incentivize such Executive Officers to drive the organization's growth in a sustainable and prudent way.

The Company has recently been increasing the size and composition of its senior management team to reflect the Company's focus on development activities. It is continually assessing its compensation philosophy and practices as the Company advances through development and, with the assistance of Laulima, the Compensation Committee has developed a compensation road map for that purpose.

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Executive Compensation Peer Group and Benchmarking

The Compensation Committee uses a variety of data sources, including guidance from independent compensation advisors when retained from time to time, formally determined executive compensation peer group, published compensation surveys, and other market data to identify peer groups for salary comparisons. In 2024, in collaboration with Laulima, the Compensation Committee last updated NexGen's peer group to better reflect its current development, pre-operational stage and the associated workstreams and the market where NexGen competes for skilled executive talent. Based on recommendations from Laulima, this peer group better aligns with NexGen's latest market capitalization and industry focus. There were no additions or changes to the group in 2025, aside from two peers that have dropped off, Calibre Mining Corp and MAG Silver Corp due to corporate takeovers.

The executive compensation peer group selection was based on the following:

- Companies within the same industry segment as NexGen

- Companies with a similar business strategy and scope of operations to NexGen

- Companies based and primarily operating within North America

- Companies with similar market capitalization and assets

The resulting peer group reflects a mix of both development-stage and production-stage mining companies, to gain a balanced perspective on compensation approaches and further lay out NexGen's compensation roadmap. Due to the fact NexGen is resourcing for the construction and operational readiness phase, continuity of key team members is important to the success of not only construction but also the ramp-up and production phases.

NexGen's compensation framework strikes a strategic balance between market competitiveness and capital preservation-critical for a pre-production mining company advancing a world-class asset. The program deliberately emphasizes long-term, performance- driven incentives over cash compensation, with executive and director cash compensation positioned at or below the 50th percentile of peers.

This purposeful approach preserves capital for project development while maximizing Shareholder alignment through significant at- risk pay components. Through this carefully structured program, NexGen successfully attracts and retains top-tier talent in a highly competitive market while maintaining disciplined cost management and ensuring management's interests remain firmly aligned with long-term Shareholder value creation.

As NexGen transitions into production and its role in the global energy supply chain becomes increasingly critical, the Compensation Committee anticipates the peer group will evolve accordingly. Future reviews may consider a broader set of comparators, including energy infrastructure companies, nuclear technology providers, and other entities central to energy security, reflecting NexGen's position as a foundational supplier in the clean energy transition.

The table below summarizes the 2025 executive compensation peer group:

Executive Compensation Peer Group
Cameco Corporation	Ero Copper Corp.
Alamos Gold Inc.	New Gold Inc.
Capstone Copper Corp.	OceanaGold Corporation
Lundin Gold Inc.	Torex Gold Resources Inc.
Hecla Mining Company	Denison Mines Corp.
Eldorado Gold Corporation	Centerra Gold Inc.
IAMGOLD Corporation	Seabridge Gold Inc.
Hudbay Minerals Inc.	NovaGold Resources Inc.
Coeur Mining, Inc.	Uranium Energy Corp.

Compensation Discussion and Analysis	76

A summary of fees paid to the compensation consultants for the last two (2) fiscal years are outlined in the following table:

Year	Consultant	Executive Compensation Related Fees	All Other Fees
2025	Laulima	$135,630	Nil
2024	Laulima / Mercer	$107,794	Nil

Under the engagement agreement with the Company's independent compensation advisor, the Compensation Committee Chair approves all work plans and works with management as needed to complete assignments. Reports are delivered directly to the Compensation Committee Chair, with distribution to management as required.

The Compensation Committee's emphasis is on oversight, discretion and responsibility.

Elements of Executive Compensation

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills, and market demand for the Executive Officer role and/or incumbent.	Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources.

Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.
Short-Term Incentive Award	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company’s business strategy and to the enhancement of Shareholder value.

STI opportunity for each Executive Officer is set based with reference to competitive market practice, the seniority of the Executive Officer's position and his or her industry experience. Actual bonus payments range from 0% - 100% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets, with the opportunity to be awarded more based on extraordinary achievements not to exceed 200%. Each Executive Officer's annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives.

Long-Term Incentive Award	Stock Options & Cash	Designed to motivate Executive Officers and employees to create and grow sustainable total Shareholder return over medium- to long-term performance periods and to facilitate key employee retention.	Option award levels are granted at such levels that total compensation can achieve above-market levels provided that the Company's share price achieves superior returns relative to the grant price over a 5-year period. The Board sets the term and vesting of options under the Stock Option Plan.

Cash award levels are payable on the achievement of significant long-term milestones that are determined to be in line with the Company's strategic outlook and long-term Shareholder interests.
Benefits and Prerequisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of an Executive Officer’s total compensation.	Benefits are provided on a broad basis to the Company's Executive Officers and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when it provides competitive value and promotes retention of key Executive Officers.

During the financial year ended December 31, 2025, compensation of the Company's Executive Officers consisted of a base salary, an annual STI award in the form of a discretionary Performance Bonus and/or Special Bonus based on meeting Company wide and department level criteria, a cash based long-term incentive award, and stock options, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between annual compensation (base salary and cash bonuses) and long-term compensation (stock options).

Compensation Discussion and Analysis	77

Base Salaries

In establishing base salaries, the Compensation Committee considered factors such as experience, changes to roles and responsibilities, corporate growth, length of service, and compensation compared to other employment opportunities for Executive Officers. Base salaries are also intended to be internally equitable. Salaries are reviewed annually by the Board based on recommendations of the Compensation Committee.

Short-Term Incentive Awards

STI awards are granted based on the achievement of pre-determined, measurable corporate and individual performance objectives. Individual performance is evaluated not only on deliverables achieved but also on how effectively employees perform in their roles. During the financial year ended December 31, 2025, STI awards were determined based on performance against Board-approved objectives, known as a Performance Bonus, and/or the successful completion of extraordinary corporate transactions, share price performance, financings, or milestone achievements, referred to as a Special Bonus. In 2025, Special Bonuses were achieved by certain Executives in relation to financings and the continued mineralization of Patterson Corridor East.

A maximum Performance Bonus was established for each Executive Officer as a percentage of base salary. For 2025, the maximum performance bonus was capped at 200% of the target STI. The target STI, expressed as a percentage of base salary, is 100% for the CEO and 30-75% for other Executive Officers, with the potential for additional awards based on extraordinary achievements towards the pre-identified objectives. The Compensation Committee, in collaboration with the CEO and Human Resources, determines key performance indicators and maximum bonus percentages annually. These recommendations are then submitted to the Board for approval, ensuring a tailored and performance-driven incentive structure for each Executive Officer.

The Compensation Committee and Board of Directors approved the 2026 Company and CEO objectives in December 2025.

Long-Term Incentive Awards

Incentive Stock Options

The Board and Compensation Committee believe that the Company's long-term success has been significantly influenced by its historical practice of granting only stock option awards as equity incentives.

Stock options, which are inherently at-risk compensation, provide alignment between long-term share price performance and remuneration for the NexGen team. Given the Company's development stage and not yet currently generating net cash flows through operations, option awards have been preferred to other forms of long-term incentive awards as they provide significant benefits to the Company and its Shareholders and preserve cash resources compared to other forms of equity incentivization that are cash-settled, thereby reducing funds available for Project development execution.

Stock options are granted on a discretionary basis, based on the Board and the Compensation Committee's assessment of each individual's performance. Generally, the number of stock options granted to any Executive Officer is a function of their contribution and achievements to the business and affairs of the Company, the level of authority and responsibility of the Executive Officer, the number of stock options the Company has already granted to the Executive Officer, and such other factors that the Compensation Committee may consider relevant.

Stock options are governed by the Stock Option Plan and awards are generally considered and made semi-annually to annually following the Company's annual Shareholder meeting and at fiscal year-end. Existing stock options have a five (5) year term and are exercisable at the price determined by the Board (which is the market price of the Company's common shares on the day prior to grant), subject to applicable regulatory requirements at the time of grant.

NexGen's option awards have a five (5) year term and two (2) year vesting period, enhancing the Company's ability to retain key employees, which is especially important during the development stage.

Alignment Through Ownership

It's important to note that all options granted have historically only been exercised by Executives and directors in the 60th (final) month prior to expiry, as seen in the table below. In many instances the proceeds from these option exercises have funded the tax liabilities and exercise price associated with a portion of the remaining proceeds reinvested by the Executives into equity.

Compensation Discussion and Analysis	78

For example, the Chief Executive Officer has increased his equity position through this mechanism by a factor of 3.4x since his initial equity purchase, thereby completely aligning performance with Shareholder returns and incentivizing the creation of long- term Shareholder value. Directors are similarly aligned through share ownership guidelines requiring a minimum equity position of three times (3x) their annual retainer. This ownership mindset extends across the organization, over 80% of NexGen employees are shareholders via stock options, ensuring alignment at every level of the Company.

	Year of Grant	2016	2017	2018	2019	2020
	Year of Expiry & Exercise	2021	2022	2023	2024	2025
Director / NEO	Name	Exercised around 180 days of expiry date	Exercised around 180 days of expiry date	Exercised around 180 days of expiry date	Exercised around 180 days of expiry date	Exercised around 180 days of expiry date	Notes:
Director	Chris McFadden	⬤	⬤	⬤	⬤	⬤	Director since 2013
Director	Richard Patricio	⬤	⬤	⬤	⬤	⬤	Director since 2013
Director	Warren Gilman	n/a	⬤	⬤	⬤	⬤	Director since 2017
Director	Sybil Veenman	n/a	n/a	⬤	⬤	⬤	Director since 2018
Director	Karri Howlett	n/a	n/a	⬤	⬤	⬤	Director since 2018
Director	Brad Wall	n/a	n/a	n/a	⬤	⬤	Director since 2019
Director	Ivan Mullany	n/a	n/a	n/a	n/a	n/a	Director in 2023; hence, nil
Director	Sharon Birkett	n/a	n/a	n/a	n/a	n/a	Director in 2025; hence, nil
NEO	Leigh Curyer	⬤	⬤	⬤	⬤	⬤	Director/NEO since 2013
NEO	Travis McPherson	⬤	⬤	⬤	⬤	⬤	Director/NEO since 2014
NEO	Ben Salter	n/a	n/a	n/a	n/a	n/a	Employee/NEO since 2021; hence, nil
NEO	Monica Kras	n/a	n/a	n/a	n/a	n/a	Employee/NEO since 2023; hence, nil
NEO	Luke Moger	n/a	n/a	n/a	n/a	⬤	Consultant in 2020 and became employee in 2021

Notes:

1. n/a = none granted as neither a director or NEO in the year of grant

2. Options granted have a life of five (5) years

3. Data proves year of exercise is the same year of expiry - i.e. exercised around 180 days of expiry date

Compensation Discussion and Analysis	79

Option Valuation

Stock option value is determined by the Black-Scholes model, of which a significant input is the share price of the Company at stock option grant date. The Black-Scholes volatility figure used was 57.29% due to the Company's share price outperformance. The value of stock options granted rises correspondingly with the share price even though the number of stock options and actual value of stock options realized may vary from the Black Scholes model. The realized return above the stock option strike price at expiration is the true value of the option, given the Board's and Executive's track record of holding stock options through to the 60th month of their term.

Rationale for 2025 Option Grants

The 2025 grants reflect both performance that has created value for Shareholders, and retaining and incentivizing the team responsible for what comes next. During the year, the Company delivered meaningful results that justified recognition:

- Achieved a doubling of uranium sales agreement volumes at market related pricing, demonstrating market confidence in NexGen's ability to deliver

- Completed a significant equity financing of CAD$950 million, strengthening the balance sheet ahead of construction

- Successfully completed the two-part Commission Hearing for federal approval of the Rook I Project, a defining regulatory milestone

- Advanced project financing readiness, with materially increased data room activity reflecting strong global interest

- Progressed the La Loche hotel initiative, supporting expanded economic activity in the region and reinforcing the Company's commitment to local community benefit

- Continued building the team essential to project success, with approximately 160 employees, with over 2,500 years of cumulative experience, each critical to execution

- Advancing the growth potential of the 100%-owned land package with systematic drilling at Patterson Corridor East.

Equally important, the grants align leadership with what must be delivered over the next five years. The Rook I Project must be brought into production efficiently, on budget, and safely. The decisions and approach taken over project development will ultimately dictate whether that outcome is achieved. Stock options with five-year terms ensure the team responsible for execution remains focused on, and accountable for, delivering on that promise to Shareholders.

The team that executes is fundamental. Research consistently demonstrates that founder-led companies outperform their peers over the long term, driven by vision, continuity, deep institutional knowledge, and alignment of legacy with company success. NexGen's leadership team, led by the Founder & CEO who has increased his equity position by a factor of 3.4x since his initial purchase, embodies this alignment. The 2025 grants ensure this leadership team remains in place and fully incentivized through the most consequential period in the Company's history.

Long-Term Retention Incentive Program

In 2020, NexGen introduced a Long-Term Retention Cash Based Incentive program. The program was put in place to retain, incentivize, and reward select Executives and technical talent critical to the achievement of defined and material long-term milestones in line with the Company's strategic outlook and long-term shareholder interests. Additional milestone payments were added in 2025 for select NEOs. The rewards are payable on the achievement of specific milestones. To date, no payments have been made pursuant to this long-term incentive.

2025 NEXGEN PERFORMANCE SCORECARD

NexGen utilizes a formalized scorecard methodology to establish annual corporate objectives and assess performance for determining short-term incentive awards. This structured approach ensures that key performance metrics are clearly defined at the beginning of each year, aligning with the Company's strategic priorities, long-term vision, and core values.

The scorecard framework incorporates objectives across multiple focus areas, providing a comprehensive evaluation of performance that supports NexGen's multi-year growth strategy. Each year, the Executive management team proposes scorecard objectives, which are reviewed by the Compensation Committee and approved by the Board of Directors to ensure alignment with Shareholder interests and corporate goals.

Compensation Discussion and Analysis	80

This methodology promotes accountability, transparency, and consistency in performance evaluation, reinforcing NexGen's track record of driving sustainable value creation.

Objectives in 2025 were established within the following focus areas: health and safety, community, permitting, project development, finance, culture/people, and share price appreciation.

The STI formula weighs corporate performance at 80% and individual performance at 20% for the CEO and CCO, reflecting the principle that at the Executive level, individual success is largely tied to Company-wide results. The 20% individual weighting for the CEO and CCO allows for recognition of personal leadership, execution, and contributions to strategic priorities. For NEO's and VP's the STI formula weighs individual performance at 80% and corporate performance at 20%. Critically, NexGen places significant value on the approach, how objectives are pursued, not just whether they are achieved. The Company believes that disciplined execution, rigorous planning, and the right methodology will drive optimal outcomes over time. Long-term incentives, by contrast, are discretionary and more individually tailored-recognizing specific achievements and strategic contributions commensurate with each executive's scope of responsibility and influence on the Company's long-term success.

Market Performance Overview

In 2025, NexGen achieved an all time high share price high of CAD$13.96 on 31st October, increasing from CAD$9.48 on December 31st, 2024, representing a ~47% increase from the start of the year and closed the year at $12.63, a 33% increase for the full-year. Additionally, NexGen experienced a significant boost in its global average daily traded value in the same period, trading an average of ~USD$130 million across all three exchanges (a 77% increase year-over-year) which enabled broader market participation globally.

In 2025, NexGen executed an upsized global CAD$950 million equity financing, following substantial interest from Australian investors, marking the largest equity raise in the uranium sector's history, reflecting global confidence and support in NexGen's Rook I Project and long-term strategy. The transaction's success was shown by the outperformance of the share price following the raise. Further, the transaction materially increased the Company's Australian institutional ownership and free float, positioning NexGen for inclusion into the ASX200 index in December, the preeminent equity index on the Australian Stock Exchange. This represents increased recognition across Australia and in the superannuation fund ecosystem and positions the Company for broader exposure globally, enabling increasing liquidity and price discovery.

Compensation Discussion and Analysis	81

2025 Company Objectives and Achievements

Department (weighing of overall target)	Achievements
OBJECTIVE Advancement of Licensing & Permitting (20%)	- Receipt of Federal Commission hearing dates, and successful conduct of Part 1 of Hearing, attended by Indigenous Partner representation.
- Addressed Provincial EA Conditions required prior to commencement of site construction, and secured required complementary pre-construction Provincial approvals.
- Successfully completed the two-part CNSC Commission hearing, addressing all questions and advancing the Project toward licence issuance on 5 March 2026.
OBJECTIVE Implementation of Benefit Agreements & Early Often Community Engagement (10%)	- Initiated and expanded local training and certification programs for a total of 238 students by the end of 2025; largest summer student program (25) and scholarship program (8) in company history; funded new kitchen at La Loche elementary school.
- Launched “Pathways to Your Future – A Career in Uranium Mining” - successfully delivering 3 programs in CRDN, La Loche and BNDN, equipping 35 LPA community members with essential skills and career pathways in the industry.
- Exceeded Indigenous Rook I Project procurement target commitment to the Nations (30%) with a spend of CAD$50.7M to partnered and local business as of September 30th, representing a 97% of spend with the LPA communities over competitive and single sourced contracts.
OBJECTIVE Discovery of Another Tier One Uranium Deposit (5%)	- Executed key 2025 site exploration infrastructure activities, and confirmation drilling.
- Successfully launched and advanced a 35,366-metre drill program at Patterson Corridor East in 2025 — the largest exploration campaigns in the Athabasca Basin confirming continuity an expansion of uranium mineralization and materially expanding the scale and potential of this emerging high-grade discovery.
- Maintained strong safety culture through reporting and swift action resulting in no LTIs.
OBJECTIVE Optimize Mine Design & Plan (20%)	- Advanced procurement, including awarding of major purchases for equipment and shaft sinking.
- Request proposals for Shaft Sinking.
- Engineering, planning, and project execution plan (“PEP”) documents advanced.
OBJECTIVE Strategic Capital Raises & Strong Balance Sheet (25%)	- Executed a transformational CAD$950 million global equity financing marking the largest equity raise in the uranium sector’s history and reinforcing global confidence in the Rook I Project and NexGen’s long-term strategy.
- Doubled sales volumes through execution of a 5 million pound uranium offtake agreement with a major U.S. utility, further underpinning long-term revenue visibility and market validation.
- Execution of purchase agreement of Rio Tinto’s 10% production carried interest over 39 NexGen-owned mineral claims, including those hosting the Patterson Corridor East (PCE) discovery.
OBJECTIVE Measured Growth & Talent Acquisition (10%)	- Strategically scaled technical, engineering, regulatory teams to successfully support the Company’s development, strengthening internal execution capability.
- Continuing disciplined, staged recruitment aligned with key development milestones and the anticipated construction timeline to ensure operational readiness
- Established a robust performance management framework and streamlined review processes across the organization
- Integrated key HR technologies enhancing compliance, data integrity, and scalability to support NexGen’s next phase of growth.
Strong Health & Safety Culture (10%)	- Implemented proactive injury and illness prevention initiatives resulting in zero lost time incidents and enhanced TRIF performance.
- Maintained strong environmental performance through 2025 Site and exploration drill programs
- Proactive safety performance initiatives demonstrated by leadership and field level team through active implementation of safety culture into daily practices and throughout contractor management.

Compensation Discussion and Analysis	82

CEO Compensation and Performance

The Chief Executive Officer's ("CEO") compensation aligns the Company's strategic objectives, long-term value creation, and the interests of NexGen's shareholders. The compensation framework follows a pay-for-high-performance philosophy, ensuring that a significant portion of the CEO's total compensation is variable and directly linked to corporate performance, financial results, and Shareholder returns.

In 2025, the CEO led the Company through a series of significant milestones and strategic initiatives in line with the Board's objectives. His disciplined execution, rigorous oversight and clear accountability framework translated into measurable results and strengthened the Company's operational and financial performance. Leveraging deep industry expertise and decisive leadership, he navigated a complex operating environment while progressing the Company's responsible growth agenda, materially strengthening its competitive position and delivering sustained value for shareholders.

Item	Achievements
Permitting	- Successfully led the Company through the robust and rigorous regulatory process for the Rook I Project, ensuring the highest regulatory standards were met while maintaining strict adherence to critical timelines across the organization. This disciplined execution resulted in the successful completion of the two-part CNSC Commission hearing, with comprehensive technical, environmental and community submissions delivered and all questions addressed, positioning the Project for final licensing decision.
- Successfully permitted and advanced the 2025 Rook I Site program, delivering key infrastructure safely, on time, and on budget.
Strategic Partnerships	- Maintained strong and enduring relationships with all four Indigenous Nation partners, each providing proactive, independent and continued support throughout the licensing process, demonstrating full alignment and reinforcing a partnership-led model for responsible resource development.
- Progressed advanced financing discussions with globally significant institutions, maintaining optionality and flexibility for potential strategic investment in the Project.
Commercial Funding and Sales Contracts	- Successfully executed a landmark CAD$950 million global equity financing — the largest equity raise in uranium sector history — attracting strong international institutional participation, significantly strengthening the balance sheet, preserving strategic flexibility and fully funding key development milestones ahead of construction.
- Advanced the long-term uranium marketing strategy through disciplined, value-accretive contracting with major global utilities, including a 5 million pound offtake agreement with a leading U.S. utility, doubling sales volumes, enhancing revenue visibility, and firmly anchoring Rook I as the most levered uranium company to future prices.
- Achieved inclusion in the ASX200, enhancing institutional recognition, broadening the shareholder base and increasing global visibility and liquidity
Sustainability Ongoing Growth in Programs / Awards	- Continued to demonstrate industry-leading Indigenous engagement and strong Local Priority Area employment and procurement performance, while embedding robust environmental management, radiation protection and water stewardship frameworks ahead of construction and strengthening sustainability transparency aligned with global investor expectations
Long-Term Growth	- Safely executed one of the largest and most disciplined exploration drilling programs in the Athabasca Basin, delivering record-high uranium assays at Patterson Corridor East and materially expanding high-grade mineralization, reinforcing growth potential beyond Arrow and strengthening NexGen’s position as a long-life, Tier One uranium platform supporting sustainable global nuclear energy supply.

Compensation Discussion and Analysis	83

The following graphic provides an overview of the key components of the CEO's compensation:

Base Salary
The CEO's base salary is designed to provide a fixed level of competitive compensation that reflects the scope of responsibilities, leadership experience, and industry benchmarks. It serves as the foundation of total compensation and is set at a level that enables the Company to attract and retain high-caliber executive talent. The Compensation Committee reviews the CEO's base salary annually, considering factors such as individual performance, market conditions, peer group comparisons, and the overall financial health of the Company. Any adjustments are made to ensure alignment with the Company's compensation philosophy and pay-for-high-performance principles.

Short-Term Incentive Plan
The CEO's short-term incentive, delivered through an annual performance-based bonus, is designed to reward the achievement of key financial, operational, and strategic objectives within the fiscal year. The target bonus is established as a percentage of base salary and is reviewed annually by the Compensation Committee to ensure competitiveness and alignment with Shareholder interests.

Performance metrics for the annual bonus are tied to measurable goals based on a corporate scorecard that consists of key operational and strategic objectives across the organization, representing 80% of the CEO's target incentive and individual objectives, representing 20% of the CEO's target incentive. The Compensation Committee assesses performance against these metrics at the end of the fiscal year, determining the final bonus payout based on the extent to which targets have been met or exceeded. This approach ensures that the CEO is incentivized to drive short-term results that contribute to the Company's long- term success.

Long-Term Incentive Plan
As part of the Company's Executive compensation framework, the CEO participates in the Long-Term Incentive Plan ("LTIP"), designed to align the interests of Executives with those of shareholders and drive sustainable long-term performance. The LTIP is structured to reward the CEO based on the Company's performance over multiple years, ensuring a focus on long-term value creation.

For the fiscal year 2025, the CEO's LTIP award consisted of stock options. The Company elected to create a long-term incentive program for its Executives consisting solely of stock options due to the following strategic and financial considerations:
- Cash Preservation - NexGen is not yet producing or generating revenue and the need to preserve cash for exploration, drilling, permitting, and development. Stock options allow them to compensate the CEO and key employees without immediate cash outflows.
- Alignment with Shareholder Interests - Stock options directly align Executives' incentives with Shareholders and only benefit the CEO if the stock price appreciates materially.
- Strategic & Value-Driven Environment - A stock option-based LTIP ensures that Executives are rewarded only if they create realized, long-term value, rather than receiving guaranteed compensation (as with share units or cash-based incentives).

2025 Assessment of Objectives

During the financial year ended December 31, 2025, the Chair of the Compensation Committee met periodically with the CEO to review the Company's goals, overall performance, and the individual performance of Executive Officers. The Compensation Committee, in collaboration with the CEO, is responsible for setting Executive compensation, including salary adjustments, performance-based or Special Bonuses, and stock option awards. However, compensation decisions for the CEO are determined independently, without the CEO's involvement in the process to ensure accountability and objectivity in the assessment of performance.

The Compensation Committee provided recommendations to the Board regarding Executive Officer compensation. Based on these recommendations, the Board determined the structure and scope of compensation for Executive Officers. The Committee's recommendations were guided by its compensation philosophy and an evaluation of corporate and individual performance, as well as considerations related to recruitment and retention needs. In assessing corporate performance, the Board exercised objective discretion and judgment, referencing the 2025 Corporate Scorecard to support the organization's pay-for-high-performance philosophy.

At the end of 2025, based on the Compensation Committee's recommendation, the Board established a defined set of criteria and objectives that will serve as the foundation for the 2026 performance-based rewards.

Compensation Discussion and Analysis	84

2025 Compensation Mix

In 2025, the Company's Executive compensation program emphasized at risk performance-based compensation. For the CEO, 96% of the overall compensation award is performance based and at risk, with 89% of his total compensation in the form of stock options linked to long-term share price performance and 7% in the form of short-term bonuses dependent on meeting predetermined and significant objectives. For the remaining Executives, on average, 87% of their overall compensation is performance based and at risk, with 77% of their total compensation in the form of stock options linked to long-term share performance and 10% in the form of short- term bonuses dependent on meeting predetermined objectives. The charts below illustrate the Executive compensation mix in 2025.

CEO Stock Option Overview

NexGen has implemented a carefully considered compensation structure designed to be a strong governance feature that aligns the CEO's interests with long-term Shareholder value creation. As careful stewards of shareholder equity, in 2025 the Company has structured 89% of the CEO's overall compensation as unrealized in the form of stock options with five (5) year terms and 96% of total compensation as at risk. The CEO only exercised if the market share price exceeds the exercise price in the 60th month (five (5) year expiry date) following the grant.

The Board, independent Compensation Committee and the Company's independent compensation advisor, Laulima, conducted a thorough review of all incentives, including equity-based incentives for NexGen Executives. They determined that the Company's equity incentive program, consisting entirely of stock option awards, has been a major factor in NexGen's success to date and remains well suited for the Company's unique development stage and associated multi-faceted workstreams in order to attract and retain the best people.

The option structure demands excellence and drives continuous high performance as well as the highest levels of accountability of each team member - leaving no room for mediocrity or complacency. The analysis done of the various incentive structures found that stock options were the best suited to cultivate entrepreneurship, ownership and accountability as they are at risk if the Company does not meet its objectives. The CEO and Executives must play influential roles in driving Company performance that directly benefits shareholders, in order to realize any gain from the stock options at their maturity five (5) years after the grant date.

This structure ensures that Executives are rewarded only when they achieve meaningful results that increase Shareholder value as evidenced in the Total Shareholder Performance graph below. The graphs illustrate alignment between Executive pay and Company performance relative to peers. While the grant date fair value of options suggests that NexGen falls within the top quartile for compensation, an analysis of realizable pay illustrates that the Company is actually near the peer group median on compensation, which supports the fact that pay outcomes are appropriately aligned with performance.

Compensation Discussion and Analysis	85

Notes:

1. The above analysis covers the period 2021 to 2025, and includes salary, actual bonus paid and LTIP awards granted during the period. TSR percentile rank relative to peers on vertical axis and CEO pay percentile rank on horizontal axis. Grant date fair value shows compensation at target (Base + Target Bonus + Stock Option Grant Date Fair Value). Realizable pay includes in-the-money value of stock options and value of share units as of December 31, 2025.

2. Graphs provided by Laulima, NexGen's independent compensation consultant, based on publicly available information.

NexGen's long-term incentive structure is built on a simple principle: the CEO only realizes incremental at-risk compensation when shareholders capture upside. By granting stock options as the primary form of long-term compensation, the CEO's pay is tied directly to the same stock price growth, over the life of the option, that drives shareholder returns. This preserves Company cash and keeps capital focused on what matters most: advancing the Rook I Project.

The results speak for themselves. On average, for every $100 invested by shareholders, the value grew to $504, this is more than double (2 x) the return realized by the CEO on the same $100 of target compensation.

This isn't a coincidence. It's the structure working exactly as intended, with the returns as the proof.

		Value of $100
Period(1)		CEO(2)	Shareholder
2016-01-01	2025-12-31	$290	$1,754
2017-01-01	2025-12-31	$103	$542
2018-01-01	2025-12-31	$168	$393
2019-01-01	2025-12-31	$667	$524
2020-01-01	2025-12-31	$627	$756
2021-01-01	2025-12-31	$230	$360
2022-01-01	2025-12-31	$192	$228
2023-01-01	2025-12-31	$116	$211
2024-01-01	2025-12-31	$79	$136
2025-01-01	2025-12-31	$24	$133
	Average	$250	$504

Notes:

1. The first and last trading day of the specified period are used in the calculation if the first and last calendar day are not trading days.

2. Represents the realizable value achieved at the end of the period for $100 in target direct compensation.

Compensation Discussion and Analysis	86

Stock option grants are valued using the Black-Scholes valuation method. While included in overall compensation disclosures, this represents unrealized value at the time of grant. The Company recognizes that the disclosed Black-Scholes valuation may appear higher than industry peers as a direct result of the unrealized gain calculated using the hypothetical valuation methodolgy; however, many industry peers rely on RSUs and PSUs, which provide payouts even if the share price remains flat or declines.

For 2025, the CEO’s stock option grants had an unrealized Black-Scholes valuation of CAD$23.9 million, whereas the intrinsic value as of December 31, 2025, was CAD$3.6 million. To reach the disclosed value, NexGen’s share price would need to appreciate by approximately 52% to CAD$19.19 per share, which equates to CAD$4.3 billion in market capitalization growth. A performance threshold that directly ties Executive compensation to long-term shareholder value creation.

The intrinsic value of these options is calculated as the difference between the December 31, 2025, TSX closing price of $12.63 and the option exercise price, multiplied by the number of options granted. As per historical exercise practices, these options are only realizable if the market share price exceeds the exercise price after five (5) years.

In contrast, should industry peers deliver performance similar to NexGen, their executive payouts - due to RSU and PSU structures - would far exceed their disclosed values, reinforcing the discipline and rigor of NexGen’s at-risk compensation model. Further, these models often require significant cash outlays by the companies to purchase shares for their employees.

Notes:

1. Assumes NXE delivers 52% share price appreciation, required to approximate Black-Scholes values.

2. Reflects estimated values of peer LTI values assuming 0%, 25% and 52% share price appreciation.

3. At 0% growth from grant date, the value of the options are worth 0 yet the peer group continues to be compensated.

CEO Share Ownership and Holdings

Notes:

1. Share Value is calculated based on the December 31, 2023, 2024 and 2025 closing price of the common shares on the TSX of $9.27, $9.48 and $12.63, respectively, multiplied by the number of shares held by the CEO for each respective year.

2. Average of CEO Common Share Value divided by CEO Base Salary for Fiscal Year 2023, 2024 and 2025. Peers include Cameco Corp, Denison Mines Corp, Energy Fuels Inc, and Uranium Energy Corp. Energy Fuels Inc.

Compensation Discussion and Analysis	87

Summary Compensation Table

For the financial year ended December 31, 2025, the Company's five Named Executive Officers as defined under Form 51-102F6 - Statement of Executive Compensation were: Leigh Curyer, Travis McPherson, Monica Kras, Benjamin Salter, and Luke Moger (collectively, the "Executives").

The following table sets forth the compensation paid to each of the Executives for each of the Company's three most recently completed financial years (2023, 2024, and 2025).

					Cash Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option-based Awards ($)(1)	Annual Incentive Plans(2)	Long-term Incentive Plans(3)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Leigh Curyer President, Chief Executive Officer & Director (4)	2025	967,500	Nil	23,881,000	1,905,975	Nil	Nil	Nil	26,754,475
	2024	900,000	Nil	11,295,000	1,771,200	Nil	Nil	Nil	13,966,200
	2023	847,600	Nil	10,940,000	2,007,457	Nil	Nil	Nil	13,795,057

Travis McPherson Chief Commercial Officer	2025	537,500	Nil	7,728,000	766,031	Nil	Nil	Nil	9,031,531
	2024	500,000	Nil	4,175,000	739,500	Nil	Nil	Nil	5,414,500
	2023	475,000	Nil	3,715,000	812,500	Nil	Nil	Nil	5,002,500

Monica Kras Vice President, Corporate Development	2025	463,269	Nil	1,348,000	306,075	Nil	Nil	Nil	2,117,344
	2024	410,246	Nil	1,711,000	369,047	Nil	Nil	Nil	2,490,293
	2023	355,285	Nil	2,445,000	413,987	Nil	Nil	Nil	3,214,272

Benjamin Salter Chief Financial Officer (5)	2025	410,345	Nil	337,000	122,500	Nil	Nil	Nil	869,845
	2024	385,989	Nil	548,000	148,228	Nil	Nil	Nil	1,082,217
	2023	287,134	Nil	899,000	145,180	Nil	Nil	Nil	1,331,314

Luke Moger Vice President, Environment, Permitting & Licensing	2025	382,297	Nil	842,500	185,000	Nil	Nil	Nil	1,409,797
	2024	356,684	Nil	822,000	175,000	Nil	Nil	Nil	1,353,684
	2023	326,374	Nil	1,272,500	162,500	Nil	Nil	Nil	1,761,374

Notes:

1. Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. Black Scholes Option value are based on the following value per option:

December 10, 2025 - $6.74, August 15, 2025 - $4.86, December 20, 2024 - $5.48, August 9, 2024 - $4.10, December 11, 2023 - $5.09, August 22, 2023 - $3.90,

These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

2. Includes bonus amounts paid to Executives by the end of each financial year, comprising a Performance Bonus and/or Special Bonus.

3. The Company has a long-term incentive retention program to retain and award Executive Officers. For the financial year referenced, milestones are still in progress and not yet payable.

4. Mr. Curyer does not receive any remuneration in his role as a director of NexGen.

5. Mr. Salter was appointed Chief Financial Officer on September 1, 2023. Prior to such date, Mr. Salter was the Vice-President, Finance for the Company.

Compensation Discussion and Analysis	88

The following table compares the Black–Scholes valuation with the intrinsic value at year-end 2025, where the intrinsic value reflects the amount realized if all options are fully vested and exercised on that date. This highlights the potential disparity between theoretical pricing assumptions and the actual economic outcome.

Notes:
1. The intrinsic value is calculated as the difference between the December 31, 2025, closing price of the common shares on the TSX of $12.63 and exercise price of the respective options, multiplied by the number of options granted during the year. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

2. Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following unrealized option value on each of the following dates: December 10, 2025 - $6.74, August 15, 2025 - $4.86, December 20, 2024 - $5.48, August 9, 2024 - $4.10, December 11, 2023 - $5.09, August 22, 2023 - $3.90. All stock options are granted based on the closing price of the Company with a $nil value on the day of grant.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding on December 31, 2025, for each of the Executives. All option-based awards vest one-third at the grant date, and in one-third increments for the following two years annually, based on the anniversary of the date of grant and have five (5) year terms.

		Option-based Awards			Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($) (1)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)
Leigh Curyer	4,000,000	5.84	10-Jun-26	27,160,000
	2,000,000	5.44	14-Dec-26	14,380,000
	250,000	5.31	17-Aug-27	1,830,000
	1,000,000	5.57	18-Dec-27	7,060,000
	1,500,000	6.99	22-Aug-28	8,460,000	Nil	Nil
	1,000,000	9.33	11-Dec-28	3,300,000
	750,000	7.51	9-Aug-29	3,840,000
	1,500,000	10.05	20-Dec-29	3,870,000
	1,100,000	9.37	15-Aug-30	3,586,000
	2,750,000	13.04	10-Dec-30	-
Travis McPherson	750,000	5.84	10-Jun-26	5,092,500
	550,000	5.44	14-Dec-26	3,954,500
	200,000	5.31	17-Aug-27	1,464,000
	550,000	5.57	18-Dec-27	3,883,000
	300,000	6.99	22-Aug-28	1,692,000	Nil	Nil
	500,000	9.33	11-Dec-28	1,650,000
	350,000	7.51	9-Aug-29	1,792,000
	500,000	10.05	20-Dec-29	1,290,000
	550,000	9.37	15-Aug-30	1,793,000
	750,000	13.04	10-Dec-30	-

Compensation Discussion and Analysis	89

Monica Kras	300,000	5.57	18-Dec-27	2,118,000
	300,000	9.33	11-Dec-28	990,000
	150,000	7.51	9-Aug-29	768,000	Nil	Nil
	200,000	10.05	20-Dec-29	516,000
	200,000	13.04	10-Dec-30	-
Benjamin Salter	200,000	5.44	14-Dec-26	1,438,000
	75,000	5.31	17-Aug-27	549,000
	100,000	5.57	18-Dec-27	706,000
	100,000	6.99	22-Aug-28	564,000	Nil	Nil
	100,000	9.33	11-Dec-28	330,000
	100,000	10.05	20-Dec-29	258,000
	50,000	13.04	10-Dec-30	-
Luke Moger	250,000	5.84	10-Jun-26	1,697,500
	200,000	5.44	14-Dec-26	1,438,000
	125,000	5.31	17-Aug-27	915,000
	200,000	5.57	18-Dec-27	1,412,000	Nil	Nil
	250,000	9.33	11-Dec-28	825,000
	150,000	10.05	20-Dec-29	387,000
	125,000	13.04	10-Dec-30	-

Notes:

1. The value of unexercised in-the-money options is calculated by multiplying the difference between the December 31, 2025 closing price of the common shares on the TSX of $12.63 and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2025, the following incentive plan awards vested or were earned for the Executives:

Name	Option-based Awards - Value Vested During the Year(1) ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Leigh Curyer	10,260,000	Nil	1,905,975
Travis McPherson	3,771,333	Nil	766,031
Monica Kras	1,594,667	Nil	306,075
Benjamin Salter	737,333	Nil	122,500
Luke Moger	1,139,000	Nil	185,000

Notes:

1.The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Termination and Change of Control Benefits

The Executive Employment Agreements establish base compensation comprised of base salary and eligibility for an annual performance-based cash short-term incentive award. Executives are also eligible to participate in the Company's Stock Option Plan and long-term retention incentive program in the form of cash payments based off material milestone achievements, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

The Executive Employment Agreements also provide for termination payments in the event that (i) the Executive's employment is terminated without cause (including constructive dismissal), or (ii) within 12 months of a "change of control", the Executive is terminated without cause, resigns, or resigns with good reason.

Compensation Discussion and Analysis	90

In each case, the terminated Executive is entitled to (i) reimbursement of any outstanding expenses, (ii) accrued annual salary and vacation pay to the date of termination, (iii) any Annual Bonus earned but not paid at the date of termination, and (iv) a termination payment equal to the product calculated by multiplying: (a) the sum of (1) his or her annual base salary; and (2) his or her highest bonus (including both Performance Bonuses and Special Bonuses) paid or payable in the preceding three years, in each case, calculated on a monthly basis, by (b) a period of between six (6) and 36 months, with longer periods being applicable only in the case of a change of control (the "Severance Period"). Those Executives eligible for the long-term retention incentive award will also be payable in the event of a change of control. The Executive is also entitled to the continuation of benefits during the Severance Period, or in the event the Company is unable to continue such benefits, payment in lieu equal to the cost of such benefits to the Company.

All outstanding options held by the terminated Executive would also vest immediately and continue to be exercisable until the earlier of the expiry of their term or such period imposed by an applicable regulatory body.

The estimated incremental payments (excluding the Final Wages and payment in lieu of the cost of benefits) payable by the Company to each Executive upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2025, are as follows.

Name	Triggering Event	Estimated Incremental Payment ($)
Leigh Curyer (1)	Termination Without Cause	4,390,837
President & Chief Executive Officer	Change of Control	13,620,425
Travis McPherson (2)	Termination Without Cause	1,303,531
Chief Commercial Officer	Change of Control	4,757,062
Monica Kras (3,6)	Termination Without Cause	217,220
Vice-President, Corporate Development	Change of Control	1,006,638
Benjamin Salter (4,6)	Termination Without Cause	410,345
Chief Financial Officer	Change of Control	799,268
Luke Moger(5,6) Vice-President, Environment, Permitting & Licensing	Termination Without Cause	191,148
	Change of Control	567,297

Notes:

1.In addition, Mr. Curyer holds an aggregate of 3,316,668 unvested stock options. Those options, having an aggregate in-the-money value of $4,960,669 on December 31, 2025, would have vested and become exercisable had a Change of Control occurred. Mr. Curyer's Change of Control benefit includes the long-term incentive retention payable for specific long-term milestones achieved over a stipulated sliding scale timeline.

2. In addition, Mr. McPherson holds an aggregate of 1,150,000 unvested stock options. Those options, having an aggregate in-the-money value of $2,222,667 on December 31, 2025, would have vested and become exercisable had a Change of Control occurred. Mr. McPherson's Change of Control benefit includes a long-term incentive retention payable for specific long-term milestones achieved over a stipulated sliding scale timeline.

3. In addition, Ms. Kras holds an aggregate of 250,001 unvested stock options. Those options, having an aggregate in-the-money value of $428,001 on December 31, 2025, would have vested and become exercisable had a Change of Control occurred.

4. In addition, Mr. Salter holds an aggregate of 66,666 unvested stock options. Those options, having an aggregate in-the-money value of $85,999 on December 31, 2025, would have vested and become exercisable had a Change of Control occurred.

5. In addition, Mr. Moger holds an aggregate of 133,333 unvested stock options. Those options, having an aggregate in-the-money value of $129,000 on December 31, 2025, would have vested and become exercisable had a Change of Control occurred.

6. Ms. Kras, Mr. Moger, and Mr. Salter's change of control and termination payments are calculated using the preceding year's bonus rather than the highest bonus of the three preceding years per their employment contracts.

There are no significant conditions or obligations that apply to receiving any of the above benefits or payments, such as the requirement for the Executive to enter into a non-compete, non-solicitation, non-disparagement or confidentiality agreement.

Compensation Discussion and Analysis	91

Director Compensation

The following section pertains to the compensation arrangements the Company had with each non-executive director, namely Christopher McFadden, Richard Patricio, Warren Gilman, Trevor Thiele, Sybil Veenman, Karri Howlett, Brad Wall, Ivan Mullany, and Susannah Pierce during the year ended December 31, 2025. Director fees were comprised of an annual retainer for serving on the Board and Board committees. Executives do not receive additional compensation for serving as directors. Leigh Curyer is a director but also an Executive and receives no additional compensation for his role as a director.

Board Position	Annualized Retainer ($)	Peer Group Median Annualized Retainers ($)[2]
Board Chair Retainer	90,000	200,000
Board Member Retainer	70,000	100,000
Audit Committee Chair	20,000	30,000
Compensation Committee Chair	20,000	23,759
Sustainability Committee Chair	12,000	20,963
Committee Member	5,000(1)	6,988 - 10,000

Note:

1. The annualized retainer for committee members is $5,000 per committee.

2. USD values have been converted to $CAD at the 12-month rolling exchange of $1.000USD = $1.39756CAD, as of December 31, 2025.

3. Peer Group used is the Executive Compensation Peer Group.

Non-Executive directors were granted Options during the year ended December 31, 2025, under the Stock Option Plan. There were two option grants in 2025. One of the grants relates to the 2024 performance year, during which no equity awards were issued as a result of ongoing compensation structure discussions.

Name	Intrinsic Option Value ($)	Black-Scholes Option value ($)
Christopher McFadden	815,000	2,900,000
Richard Patricio	815,000	2,900,000
Warren Gilman	815,000	2,900,000
Sybil Veenman	815,000	2,900,000
Karri Howlett	815,000	2,900,000
Brad Wall	815,000	2,900,000
Ivan Mullany	815,000	2,900,000
Sharon Birkett	815,000	2,900,000

The Board also adopted a Director Share Ownership Guideline, and the details are set out under Share Ownership Guidelines.

The following table sets forth the compensation provided to the directors of the Company for the financial year ended December 31, 2025.

Compensation paid to Leigh Curyer for the financial year ended December 31, 2025, is set out above under the heading "Summary Compensation Table". Mr. Curyer did not receive any remuneration in his role as a director of the Company.

Name	Fees Earned ($)	Share- based Awards ($)	Option-based Awards (1)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Christopher McFadden	90,000	Nil	2,900,000	Nil	Nil	Nil	2,990,000
Richard Patricio	100,000	Nil	2,900,000	Nil	Nil	Nil	3,000,000
Trevor Thiele(2)	41,786	Nil	Nil	Nil	Nil	Nil	41,786
Warren Gilman	75,000	Nil	2,900,000	Nil	Nil	Nil	2,975,000
Sybil Veenman	80,000	Nil	2,900,000	Nil	Nil	Nil	2,980,000
Karri Howlett	87,000	Nil	2,900,000	Nil	Nil	Nil	2,987,000
Brad Wall(3)	75,000	Nil	2,900,000	Nil	Nil	130,000	3,105,000
Ivan Mullany	87,092	Nil	2,900,000	Nil	Nil	Nil	2,987,092
Sharon Birkett(4)	48,461	Nil	2,900,000	Nil	Nil	Nil	2,948,461
Susannah Pierce(5)	32,500	Nil	Nil	Nil	Nil	Nil	32,500

Compensation Discussion and Analysis	92

Notes:

1. Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies.

2. Mr. Thiele stepped down as Director of the Corporation on June 17, 2025

3. The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a director of the Company, in relation to advice on corporate matters pursuant to a consulting contract and terminable upon three months' notice.

4. Ms. Birkett was appointed a Director of the Corporation on June 18, 2025.

5. Ms. Pierce was appointed a Director of the Corporation on June 18, 2024 and stepped down on June 17, 2025.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding on December 31, 2025, for each of the Company's directors. All option-based awards vest one-third at the grant date, and in one-third increments for the following two years annually, based on the anniversary of the date of grant and have five-year terms.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($) (1)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)
Christopher McFadden	300,000	5.84	10-Jun-26	2,037,000
	300,000	5.44	14-Dec-26	2,157,000
	250,000	5.31	17-Aug-27	1,830,000
	250,000	5.57	18-Dec-27	1,765,000	Nil	Nil
	300,000	6.99	22-Aug-28	1,692,000
	200,000	9.33	11-Dec-28	660,000
	250,000	9.37	15-Aug-30	815,000
	250,000	13.04	10-Dec-30	-
Richard Patricio	300,000	5.84	10-Jun-26	2,037,000
	300,000	5.44	14-Dec-26	2,157,000
	250,000	5.31	17-Aug-27	1,830,000
	250,000	5.57	18-Dec-27	1,765,000	Nil	Nil
	450,000	6.99	22-Aug-28	2,538,000
	200,000	9.33	11-Dec-28	660,000
	250,000	9.37	15-Aug-30	815,000
	250,000	13.04	10-Dec-30	-
Warren Gilman	300,000	5.84	10-Jun-26	2,037,000
	300,000	5.44	14-Dec-26	2,157,000
	250,000	5.31	17-Aug-27	1,830,000
	250,000	5.57	18-Dec-27	1,765,000	Nil	Nil
	300,000	6.99	22-Aug-28	1,692,000
	200,000	9.33	11-Dec-28	660,000
	250,000	9.37	15-Aug-30	815,000
	250,000	13.04	10-Dec-30	-

Compensation Discussion and Analysis	93

Sybil Veenman	300,000	5.84	10-Jun-26	2,037,000
	300,000	5.44	14-Dec-26	2,157,000
	250,000	5.31	17-Aug-27	1,830,000
	250,000	5.57	18-Dec-27	1,765,000	Nil	Nil
	300,000	6.99	22-Aug-28	1,692,000
	200,000	9.33	11-Dec-28	660,000
	250,000	9.37	15-Aug-30	815,000
	250,000	13.04	10-Dec-30	-
Karri Howlett	300,000	5.84	10-Jun-26	2,037,000
	300,000	5.44	14-Dec-26	2,157,000
	250,000	5.31	17-Aug-27	1,830,000
	250,000	5.57	18-Dec-27	1,765,000	Nil	Nil
	300,000	6.99	22-Aug-28	1,692,000
	200,000	9.33	11-Dec-28	660,000
	250,000	9.37	15-Aug-30	815,000
	250,000	13.04	10-Dec-30	-
Brad Wall	300,000	5.84	10-Jun-26	2,037,000
	300,000	5.44	14-Dec-26	2,157,000
	250,000	5.31	17-Aug-27	1,830,000
	250,000	5.57	18-Dec-27	1,765,000	Nil	Nil
	200,000	9.33	11-Dec-28	660,000
	250,000	9.37	15-Aug-30	815,000
	250,000	13.04	10-Dec-30	-
Ivan Mullany	300,000	6.55	31-Jan-28	1,824,000
	200,000	9.33	11-Dec-28	660,000	Nil	Nil
	250,000	9.37	15-Aug-30	815,000
	250,000	13.04	10-Dec-30	-
Sharon Birkett	250,000	9.37	15-Aug-30	815,000	Nil	Nil
	250,000	13.04	10-Dec-30	-

Notes:

1. The pre-tax value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares on the TSX on December 31, 2025, which was $12.63 and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Value Vested or Earned During the Year

During the financial year ended December 31, 2025, the following incentive plan awards vested or were earned for the directors:

Name	Option-based Awards - Value Vested During the Year(1) ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Christopher McFadden	1,350,000	Nil	Nil
Richard Patricio	1,671,000	Nil	Nil
Warren Gilman	1,350,000	Nil	Nil
Sybil Veenman	1,350,000	Nil	Nil
Karri Howlett	1,350,000	Nil	Nil
Brad Wall	708,000	Nil	Nil
Ivan Mullany	1,686,000	Nil	Nil
Sharon Birkett	Nil	Nil	Nil

Note:

1. The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Compensation Discussion and Analysis	94

Stock Option History

The following table provides a three (3) year history of the plan maximum, securities available for grant, securities awarded, and burn rates for the Stock Option Plan required under Section 613 of the TSX Company Manual. This highlights the discipline with which the Company awards stock options under its approved plans whereby the Company always remains well under the shareholder approved plan maximums.

	2025		2024		2023
	#	%	#	%	#	%
Plan Maximum(1)	65,996,007	10%	113,817,703	20%	105,068,105	20%
Remaining Securities Available to Grant(2)	16,468,382	2.50%	65,200,908	11.46%	53,502,303	10.18%
Outstanding Securities Awarded(3)	49,527,625	7.50%	48,616,795	8.54%	51,565,802	9.82%
Burn Rate(4)	11,964,167	2.03%	5,953,000	1.07%	10,849,062	2.18%

Notes:

1.The maximum number of securities issuable under the Stock Option Plan, expressed as a percentage of the total number of Common Shares outstanding as of December 31st of each year.

2.The total number of Common shares reserved for issuance pursuant to the Stock Option Plan, less the number of options outstanding, expressed as a percentage of the total number of Common Shares outstanding as of December 31st of each year.

3.The total number of options pursuant to the Stock Option Plan outstanding expressed as a percentage of the total number of Common Shares outstanding as of December 31st of each year.

4.The annual burn rate under the Stock Option Plan was calculated in accordance with section 613(p) of the TSX Company Manual.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information as of the end of the Company's most recently completed financial year, being December 31, 2025, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities Issuable	Weighted-average Exercise	Number of Securities Remaining
	Upon Exercise of Outstanding	Price of Outstanding Options,	Available for Future Issuance Under
	Options, Warrants and Rights	Warrants and Rights ($)	Equity Compensation Plans (2)
Equity compensation plans approved by security holders (1)	49,527,625	8.01	16,468,382
Equity compensation plans not approved by security holders	Nil	n/a	n/a
Total	49,527,625		16,468,382

Notes:

1.Refers to stock options to purchase securities of the Company pursuant to the Stock Option Plan.

2.The maximum number of shares that may be reserved for issuance under the Stock Option Plan as at December 31, 2025 was 10% of the Company's issued and outstanding shares, less any common shares reserved for issuance under any other security-based compensation arrangements.

Corporate Governance	96

Corporate Governance

Governance Overview

Governance Best Practice Highlights

NexGen and the Board recognize the importance of strong corporate governance including the fundamental role played by directors to instill values, guide culture and drive performance to deliver alignment with Shareholder interests. The Board annually reviews its governance framework, incorporating best practices, trends from proxy advisors, and insights from governance leaders. This proactive approach ensures that NexGen's governance practices remain aligned with its strategy, driving and preserving long-term shareholder value.

- All directors are elected annually

- Independent Chair

- 100% independent Audit, Compensation and Nomination and Governance Committees

- No loans to any officers or directors

- Prohibit directors from engaging in hedging or derivative trading in NexGen securities

- Board Approved Code of Ethics and annual sign off

- Board oversight of the corporate strategy and annual operating plan

- Board oversight of Enterprise Risk Management including cyber security and global insurance program

- Board oversight of Sustainability matters

- Annual evaluation of Board members, Board operations and Board Committees

- Recently updated charters for all Board committees

- In-camera sessions held at the end of each Board meeting

Disclosure

The Disclosure Instrument requires that the Company annually disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 - Corporate Governance Guidelines (the "Guidelines").

The following is a discussion of each of the Company's corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the Board believes that its corporate governance practices are consistent with those recommended by the Guidelines. The Board has established a Board Mandate set out in Schedule A and has adopted Company Corporate Governance Guidelines which are available on the Company's website at www.nexgenenergy.ca.

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About the Board

The Board is responsible for the overall stewardship of the Company on behalf of the Shareholders.

A fundamental objective of the Board is to enhance and preserve long-term value to the Company, to confirm that NexGen meets its obligations on an ongoing basis and that NexGen operates in a reliable and safe manner.

The Board's duties and responsibilities:

Strategic Oversight:

The Board approves and oversees the Company's strategic direction, including exploration and development plans. This includes reviewing and monitoring major investments and ensuring the Company's business strategy aligns with long-term Shareholder value creation.

Corporate Governance and Ethical Standards:

The Board operates with strong corporate governance principles, including establishing and overseeing Board committees, promoting an ethical corporate culture and enforcing the Company’s Code of Conduct and compliance with all regulatory requirements.

CEO & Executive Oversight: The Board hires and evaluates the CEO, approves the compensation structure for the CEO and senior executives, ensuring it aligns with Company performance.	Financial Oversight and Reporting: The Board reviews and approves financial statements to ensure transparency, accuracy and regulatory compliance.

Sustainability Oversight:

The Board oversees sustainability policies, ensuring responsible and ethical mining practices, monitors sustainability efforts, including community engagement and environmental impact mitigation.

The Board discharges this responsibility directly and through delegation of selected and specific responsibilities to committees of the Board as described in the Board Mandate set out in Schedule A and the Company's Corporate Governance Guidelines which can be found on the Company's website, www.nexgenenergy.ca.

Board Committees

There are currently five committees:

Audit Committee: Oversees financial reporting, audits and internal controls.	Compensation Committee: Manages Executive compensation, incentives and long-term incentive plans.	Nomination and Governance Committee: Ensures strong corporate governance, Board effectiveness and director nominations.	Sustainability Committee: Oversees the Company’s sustainability strategy, environmental impact, social responsibility and governance practices.	Technical Committee: Ensures that technical and operational activities align with the Company’s strategic objectives, adhere to regulatory requirements, and mitigate potential risks.

Each committee acts on matters that fall within their area of focus, on matters that may overlap between committees and ultimately may involve the Board as a whole. Charters have been developed for each committee and additional information on the objectives and responsibilities is detailed on pages 52-54.

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Director and Executive Shareholdings

The Directors and Executive Officers of NexGen, as a group, beneficially own, directly or indirectly, or exercise control or direction over 32,076,664 Common Shares, representing approximately 4.9% of the total number of Common Shares outstanding before giving effect to the exercise of options to purchase Common Shares held by such directors and Executive Officers.

Together with Common Shares currently held by certain Convertible Debenture holders that are party to Investor Rights Agreements, a total of 67,907,074 Common Shares are currently held and/or are subject to voting alignment arrangements, representing approximately 10.3% of the total number of Common Shares outstanding, excluding shares issuable on exercise or conversion of convertible securities.

After giving effect to the exercise or conversion of all convertible or exercisable securities, a total of 137,623,424 Common Shares, representing approximately 18.4% of the Company's outstanding Common Shares on a fully diluted basis, would be held and/or subject to voting alignment arrangements under the Investor Rights Agreements.

Enterprise Risk Management

NexGen's Board Mandate explicitly recognizes that the Board's responsibility is to understand the primary risks of the Company's business, which include health and safety, strategic, financial, operational, environmental, human resources, information systems and cyber security, permitting and licensing, and sustainability risks. In addition, it requires NexGen's Board to confirm that there are enterprise risk management ("ERM") systems in place to effectively and proactively monitor and manage those risks with a view to the long-term optimization of NexGen.

NexGen management is responsible for predictively identifying, evaluating, managing and mitigating NexGen's exposure to risk. It is the Board's responsibility to assess key risks facing NexGen and to review management's strategies for risk mitigation.

NexGen's Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Company's Audit Committee (the "Audit Committee"), in its capacity as a committee of the Board, is directly responsible for overseeing the risk identification, assessment and management program of the Company, and must, at least annually, review the Company's ERM and evaluation process and discuss the ERM and steps management has taken to monitor and control such exposures. The Nomination and Governance Committee has the responsibility to review the risk oversight functions that are in place at the Board and committee level, including reviewing the applicable Board committee charters to confirm that such risk oversight is appropriately allocated amongst the various committees.

Cyber Security

The protection and integrity of the Company's data and information systems is paramount. As company information systems face an increased risk of cybercrime in addition to unauthorized access, malware, acts of vandalism, and acts of terrorism, NexGen is keenly aware of these risks and routinely optimizes its cybersecurity defense capabilities.

The information systems assets encompass all components of information systems, including network infrastructure and associated hardware and software, and the information stored thereon.

Security awareness and training are amongst the core components of the Cybersecurity and Information Technology General Use ("ITGU") policies. Annual training for all employees is mandatory, and includes physical and remote access controls and requirements, authentication requirements such as password management, email and internet threat management. Alignment of Company assets with the Code of Ethics, data protection, and general internet and email usage form the staples of the ITGU policy. The annual cybersecurity audit and review, conducted by an independent third party, is also a core of the Cybersecurity policy.

The Audit Committee is responsible for the oversight of information technology risk mitigation initiatives. Related matters within its mandate are reported to the Audit Committee, and cyber security matters are reviewed at least annually and reported on at every Audit Committee meeting. To date the Company has not experienced any known breaches or direct losses relating to cyberattacks. One of the most important things the Company can do to prevent information security breaches is to ensure its people understand the importance of protecting its data and systems.

The senior management team and all personnel are collectively responsible to ensure protection mechanisms are being utilized and followed to prevent unauthorized access to our information systems. Each user of NexGen's information systems is responsible for abiding with the controls and guidelines that the Company establishes, and for reporting any potential information security incidents of which they are aware.

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Meeting Cadence and In-Camera Sessions

The Board and management regularly discuss strategies at quarterly Board meetings and as needed throughout the year. To facilitate open and candid meetings among the non-management directors of the Board, in-camera sessions of the non-management directors are scheduled for the conclusion of each meeting of the Board and occurred at every meeting as per the Company's Corporate Governance Guidelines. Additional meetings for the non-management directors are held as considered necessary. Moreover, the non-management directors have the opportunity to hold discussions in the absence of management through their participation in the Audit Committee, Compensation Committee, Technical Committee and Nomination and Governance Committee, which are comprised solely of non-management directors.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of Business Ethics (the "Code"). A copy of the Code is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at www.nexgenenergy.ca.

The Company's Corporate Secretary is responsible for communicating the Code to directors, officers, and employees. Compliance with the Code is maintained primarily through the reporting process within the Company's organizational structure. The Audit Committee monitors overall compliance with the Code and the Chief Financial Officer reports any alleged breaches of the Code to the Audit Committee. The Company's Chief Financial Officer and the Audit Committee Chair then report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised.

In addition, the Company has a "whistleblower" policy (the "Whistleblower Policy") so that any employee of the Company or its subsidiaries may submit confidential or anonymous concerns regarding questionable business practices without fear of dismissal or retaliation of any kind. The Whistleblower Policy allows employees to direct their concerns to the Chair of the Audit Committee.

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e., where a Board member has an interest in a material contract or material transaction involving the Company), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting of the Company which considers such contract or transaction, in accordance with applicable law.

In rare circumstances, if deemed appropriate, the Company may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Company. A "material relationship" is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

The Board has determined that, assuming all nominees are elected as directors at the Meeting, in accordance with the standards of the NYSE and the Disclosure Instrument, the Board consists of nine individuals, seven (78%) of whom are independent. Accordingly, a majority of the Board is independent.

The current independent directors are Warren Gilman, Karri Howlett, Christopher McFadden, Richard Patricio, Sybil Veenman, Ivan Mullany and Sharon Birkett (representing 7 of 9 non-executive Directors).

Mr. McFadden has been appointed as the Chair of the Board and is responsible for, among other things, providing leadership to ensure that the Board functions independently of management and overseeing the governance obligations of the Board and its committees generally, as more fully described in the section of this Circular entitled "Chair of the Board and CEO Position Descriptions and Director Responsibilities."

Messrs. Curyer and Wall are not independent for the purposes of the NYSE or the Disclosure Instrument. Mr. Curyer is the Company's Founder, President and Chief Executive Officer, and Mr. Wall's consulting company, Flying W Consulting Inc., is engaged to provide advice on key corporate matters primarily related to government relations efforts for the Company.

In accordance with the Company's Corporate Governance Guidelines, all members of the Audit, Compensation, Nomination and Governance Committees of the Board are independent directors.

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Diversity, Equity & Inclusion

NexGen fosters a merit-based, inclusive culture that drives engagement, innovation, and productivity across all levels of the organization. This culture directly enhances Shareholder value through high-performance outcomes. The Company's comprehensive Diversity Policy reinforces the inclusive workplace strategy, ensuring equitable representation and opportunities throughout the organization. The Nomination and Governance Committee oversees and implements the diversity Policy under Board delegation.

The Company seeks to recruit and select candidates for the Board and for management positions that represent business acumen, skills, experience, and incorporates diversity, including equitable and fair representation of people of different genders.

In April 2018, the Board of Directors adopted a policy regarding the diversity of the directors and management of the Company. The Board recognizes the valuable contributions made to Board deliberations and management by people of different gender, geographical representation, education, experience, ethnicity, age and disability. The Board also acknowledges the benefit of diversity in the Company's leadership positions and the need to maximize the effectiveness of the Board and management in their decision- making abilities. The Board focuses on hiring the best quality individuals for the position, while encouraging and incorporating diversity on the Board and in Executive Officer positions. The Nomination and Governance Committee is responsible for reviewing the Diversity Policy annually, updating it as required and reporting to the full Board.

NexGen's 2025 total employees by gender statistics were 61% male and 39% female. In addition, three Board members are female, three females sit on the NexGen leadership team representing 23%, and 20% of the Named Executive Officers are female.

The Company initiates, funds, and facilitates career development across all aspects of mine development, investing in education, training, and certification for local and Indigenous youth. NexGen is focused on optimizing benefits to all Indigenous peoples and stakeholders and will continue to prioritize hiring from the LPA.

In 2025, a total of 290 certificates were earned by Local Priority Area students across various career development initiatives.

The Company has a clear and demonstrated track record of diversity and is committed aspirational target for 75% of the Project's workforce being composed of residents from LPA communities. In addition, 94% of the Rook I site overall spend (which included construction, service, and supply contracts) was awarded to LPA-partnered or member-owned businesses, significantly exceeding the Company's aspirational procurement target of 30%.

The Company will continue to review, assess, and develop ways to promote diversity, including gender diversity, within the Company and industry, ensuring equal opportunity for all to continue to advance and hold leadership roles in NexGen.

Diversity, Equity Inclusion Commitments

The Company provides a diverse work environment in which all individuals are treated with dignity and respect and afforded equal opportunity to succeed.

Seven out of nine NexGen directors possess expertise in environmental, health, and sustainability matters, as outlined in the Board skills matrix (page 41), reinforcing the Company's strong governance framework and commitment to responsible resource development.

The Company's sustainability initiatives are overseen by the Sustainability Committee, and seven of the directors on the Board have environmental, health and sustainability-related expertise.

Embrace Workforce Diversity	Treat all employees equally, regardless of, among other things, age, sex, gender identity and expression, race, national or ethnic origin, religion, language, political beliefs, marital and family status, sexual orientation, physical ability and all other protected grounds.
Value Diversity of Thought and Perspective	Leverage the diverse thinking, skills, experience and working styles of the Company's employees and other stakeholders.
Respect Stakeholder Diversity	Sustain strong and collaborative relationships with diverse Shareholders, communities, employees, governments, suppliers, and other stakeholders.

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 Sustainability

Since NexGen was established, sustainability has been embedded into all business and operational decisions. As detailed in its Sustainability Policy, NexGen's values of honesty, respect, resilience and accountability guide the Company's responsible development, which is underpinned by health and wellness, environmental protection, cultural respect, education, training, careers, economic capacity building, and proactive engagement with local and Indigenous communities and all stakeholders. With sustainability being vital to the short and long-term success of the Company, NexGen will release its 2025 Sustainability Report in May 2026 in accordance with the GRI Standards. The report highlights specific programs, initiatives, and organizational frameworks that NexGen created or expanded upon to deliver as much positivity as possible and demonstrates NexGen's seamless integration of sustainability across all areas of people and project development, execution and operations, and long-term strategic planning.

NexGen increased alignment with the TCFD through completing a climate-related risk and opportunity assessment and integrating findings into the Company's broader risk management framework.

Additionally, the Company will continue to monitor the sustainability disclosures in the jurisdictions where the Company operates, including the International Financial Reporting Standards ("IFRS") Sustainability Disclosure Standards and the Canadian Sustainability Disclosure Standards, and adjust the disclosures as needed.

As part of the Environmental Assessment process, the Company engaged with Indigenous Nations, regulatory agencies, and members of the public. Information gathered, as well as extensive analysis of potential environmental and socio-economic effects, were key resources in understanding the potential impacts of the Project. Company filings, internal reports, GRI Standards, and discussions with other stakeholders were also considered in determining topics and their potential impacts. The five most material topics were validated by NexGen's Executive Officers, and the Sustainability Committee. As NexGen remained in the engineering and permitting phase of development during 2025, there were no changes in Material Topics compared to the prior reporting period.

A copy of the Company's latest Sustainability Report and Sustainability Policy are available on the Company's website at www.nexgenenergy.ca.

Material Sustainability Topics
Environmental Stewardship	Responsible management of land, water and air resources through and beyond all phases of the Rook I Project lifecycle (construction, operations, closure and post-closure).
Health & Safety	Achieve zero harm across the organization, protecting the health, safety and well-being of employees, contractors and communities by ensuring a safe and healthy workplace.
Reclamation & Continuing Land Use	Responsible and progressive reclamation of the Rook I Project site, facilitating ongoing use of the land post-decommissioning.
Regulatory Compliance	Legal and ethical execution in compliance with applicable statutes and regulations through all phases of the Rook I Project lifecycle.
Strong Community & Indigenous Relations	Development of meaningful community programs that focus on youth, and are centered around culture, education, health and wellness, and economic capacity building.

Chair of the Board and CEO Position Descriptions and Director Responsibilities

The Board has written position descriptions for the roles of the Chair and CEO. The Chair of the Board's role is set out in the Board Mandate and is responsible for the management, development and effective performance of the Board, ensuring the Board fulfils its duties as required by law and as set forth in the Mandate. The Chair ensures the focus of the Board's attention is on strategically important issues; sets agendas; facilitates open dialogue between the directors and with management; ensures a transparent and objective process for reviews and evaluations; and liaises with and provides direction to the Board Secretary on matters affecting the work of the Board.

Each director on the Board is responsible for contributing consistently and meaningfully, acting honestly and in good faith in the best interests of the Company. Each director on the Board must exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals and reports to the Board on a regular and transparent basis concerning the Company's advancement of its goals, strategies and objectives.

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 Each director and officer of NexGen must demonstrate the Company values and commit to the success of the organization.

Although the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate of each committee, however, delineates the role and responsibilities of each committee chair.

Terms

The Nomination and Governance Committee identifies candidates for nomination to the Board that possess the skills and greatest ability to strengthen the Board. The Nomination and Governance Committee has a rigorous process, annually reviewing the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives evident by the fact Susannah Pierce and Ivan Mullany were appointed to the Board over the past 2 years.

The Nomination and Governance Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time. The average tenure of independent directors currently is 7.1 years vs the S&P Composite which is 7.8 years.

The below chart demonstrates Board Renewal over the last six years:

Orientation and Continuing Education

Year Appointed	Director
2018	Sybil Veenman and Karri Howlett
2019	Brad Wall
2023	Ivan Mullany
2025	Sharon Birkett

Given the current size of the Company and its stage of development, and as each new director will have a different skill set and professional background, specific orientation and training activities are tailored to the particular needs and experience of each director and consist primarily of meetings with members of the Executive management team.

The Board provides continuing education for directors on an ad hoc basis in respect of issues that are appropriate for them to meet their obligations as directors. All the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit the Company's properties to become familiar with the Company's operations. Presentations by management and the Company's advisors are also organized, as needed, to provide ongoing director education.

Board Performance Assessments

The Nomination and Governance Committee annually manages a formal process for assessing the effectiveness of the Board as a whole, its committees and its individual directors. As part of this process, each director completes a detailed questionnaire based on both quantitative and qualitative ratings of their and the Board's performance in seven key areas, including the effectiveness and contribution of fellow directors, and allows for directors to provide subjective comments in each of those areas.

The Nomination and Governance Committee ("NGC") reviews the results of the Board assessment and makes a final report to the Board with any recommendations. Any action plans as a result of the review are followed-up and monitored by the Nomination and Governance Committee.

The NGC conducts annual performance evaluations which include a self-assessment completed by each director.	The NGC conducts assessments of the Board’s effectiveness, each of its committees, and individual directors.	The NGC identifies enhancements and recommends to the Board.	The Board approves and implements the NGC’s recommendations.

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Other Directorships

Currently, the following directors proposed for re-election at the Meeting serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	IsoEnergy Ltd. (1)
Christopher McFadden	IsoEnergy Ltd. (1)
Richard Patricio	IsoEnergy Ltd. (1)
Toro Energy Ltd
Borealis Mining Company Ltd
Warren Gilman	Gold Royalty Corp.
Queen's Road Capital Investment Ltd. (1)
Sybil Veenman	Royal Gold Inc.
Major Drilling Group International Inc.
Karri Howlett	Gold Royalty Corp.
Ivan Mullany	Westgold Resources Ltd.
BMC Minerals Ltd.
Brad Wall	Whitecap Resources Inc.
Maxim Power Corp.
Helium Evolution Inc.(2)
Ag Growth International
REalloys Inc.

Notes:

1. Messrs. Curyer, McFadden, and Patricio serve as directors of IsoEnergy Ltd., a TSX listed company of which NexGen is the largest shareholder, with beneficial ownership of approximately 31.8% of IsoEnergy's outstanding common shares.

Messrs. Patricio and Gilman each hold senior executive roles with strategic investors in NexGen. Mr. Patricio, as President and CEO of Mega Uranium Ltd., a NexGen Shareholder, serves as a Mega Uranium representative on the board of directors of Toro Energy Ltd. in addition to Chairman of IsoEnergy Ltd., each being an investee company of Mega Uranium. Mr. Gilman is Chairman and CEO of Queen's Road Capital Investment Ltd., a Shareholder and holder of convertible debentures in NexGen.

2. Mr Wall is not standing for re-election for the board of Helium Evolution Inc at their May 2026 Annual General Meeting.

Indebtedness of Directors and Executive Officers

As at the date of this Circular, no Executive Officer, Director, employee or former Executive Officer, Director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or Executive Officer of the Company, any proposed nominee for election as a director of the Company, or any associate of any such director, Executive Officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

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Additional Information

Information about NexGen

Financial information relating to the Company is provided in the Company's audited consolidated financial statements (the "Financial Statements") and the MD&A for the financial year ended December 31, 2025. Shareholders may download the Financial Statements and the MD&A from SEDAR+ (www.sedarplus.ca) or contact the Company directly to request copies of the Financial Statements and the MD&A by: (i) mail to #3150 - 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3 or (ii) e-mail to ddang@nxe-energy.ca.

Technical Disclosure

All technical information in this Management Information Circular has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, as a qualified person under National Instrument 43-101.

Cautionary Note Regarding Forward-Looking Information and Statements

This Circular contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital. Generally, forward-looking information and statements can be identified by the use of forward- looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration and development activities are as anticipated and on time, the price of uranium, the cost of planned exploration and development activities, there will be limited changes in any project parameters as plans continue to be refined, that financing will be available if and when needed and on reasonable terms, that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration and development activities will be available on reasonable terms and in a timely manner, that there will be no revocation of government approvals and that general business, economic, competitive, social, and political conditions will not change in a material adverse manner.

Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of additional financing, price of uranium, the appeal of alternate sources of energy, exploration risks, uninsurable risks, reliance upon key management and other personnel, imprecision of mineral resource estimates, potential cost overruns on any development, changes in climate or increases in environmental regulation, aboriginal title and consultation issues, deficiencies in the Corporation's title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, changes in laws, regulations and policy, competition for resources and financing, volatility in market price of the Corporation's shares, and other factors discussed or referred to in the AIF under the heading "Risk Factors".

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Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward- looking information or statements. The forward-looking information and statements contained in this Circular are made as of the date of this Circular and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward- looking information as a result of new information or events except as required by applicable securities laws.

Board Approval

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. The contents and the sending of the Circular have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
OF NEXGEN ENERGY LTD.

"Leigh Curyer"

President & Chief Executive Officer

Vancouver, British Columbia

May 11, 2026

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Schedule A

Board Mandate

I. GENERAL

The Board of Directors (the "Board") has the responsibility to supervise the management of the business and affairs of NexGen Energy Ltd. (the "Corporation") and all entities controlled by the Corporation other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies, (collectively, "NexGen") in the best interests of the holders of the Corporation's shares (the "Shareholders"). A fundamental objective of the Board is to enhance and preserve long-term value to the Corporation, to confirm that NexGen meets its obligations on an ongoing basis and to confirm that NexGen operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, service providers and communities).

The Board has responsibility for managing its own affairs and the stewardship of NexGen, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

II. BOARD CHAIR

The Board will appoint a chair (the "Board Chair"), who, if possible and if in the best interests of NexGen, will be a person other than an officer or employee of the Corporation. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, as well as works with the Chief Executive Officer (the "CEO") to ensure that the Corporation fulfils its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public.

III. STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and objectives, and a strategic planning process in place for NexGen and to participate with management in developing and approving the strategy by which it proposes to achieve these goals and objectives. The Board will:

(a) adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and

(b) monitor performance against the strategic plan.

IV. RISK MANAGEMENT

The Board has the responsibility to understand the primary risks of the business in which NexGen is engaged and verify that NexGen achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of NexGen. The Board will:

(a) confirm that a management system is in place to identify the principal risks to NexGen and its business and that appropriate procedures are in place to monitor and mitigate those risks;

(b) confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and

(c) review insurance coverage annually.

Schedule A	109

V. FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a) approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

(b) approve annual operating and capital budgets;

(c) approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;

(d) confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(e) approve significant changes in accounting practices or policies.

VI. CORPORATE GOVERNANCE

The Board as a whole is responsible for overseeing and developing the Corporation's approach to corporate governance. The Board will:

(a) review and approve changes to the Corporation's Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;

(b) The Board shall establish from time-to-time committees so as to assist it in discharging its responsibilities and functions more effectively and so as to comply with all applicable rules and regulations relating to the Corporation, and approve and periodically review their respective charters and limits of authority delegated to each committee;

(c) develop, approve and periodically review written position descriptions for the Board Chair, the CEO and, if it deems desirable, the Chairperson of each committee of the Board, and measure the performance of those acting in such capacities against such position descriptions;

(d) oversee, either directly or through an appropriate committee, the review of the effectiveness of the Board, its committees and individual directors on an annual basis.

VII. CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for NexGen, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.

Schedule B	111

Notice of Change of Auditor

TO:	KPMG LLP

AND TO:	PricewaterhouseCoopers LLP

British Columbia Securities Commission
TO:	Alberta Securities Commission

Autorité des marchés financiers Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Financial and Consumer Services Division (Prince Edward Island)

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities, Nunavut

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Yukon

Ontario Securities Commission

The audit committee (the "Audit Committee") of NexGen Energy Ltd. (the "Company") has conducted a comprehensive request for proposal process with respect to the Company's external auditor engagement, which process was initiated by the Audit Committee in accordance with its mandate and with a view to best corporate governance practices, including consideration of auditor tenure.

Following completion of that process, and upon the recommendation of the Audit Committee, the board of directors of the Company (the "Board") requested that KPMG LLP (the "Former Auditor") tender its resignation as auditor of the Company and approved the appointment of PricewaterhouseCoopers LLP (the "Successor Auditor") as auditor of the Company.

In accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), the Company reports as follows:

1. Date of termination and appointment - The resignation of the Former Auditor and the appointment of the Successor Auditor each became effective on March 5, 2026, being the date on which the Board requested the resignation of the Former Auditor and appointed the Successor Auditor.

2. Reason for change of auditor - The change of auditor occurred at the request of the Company following completion of a competitive request for proposal process conducted by the Audit Committee.

3. Former Auditor's reports - The Former Auditor's reports on the audited consolidated financial statements of the Company for the two most recently completed financial years ended December 31, 2025 and December 31, 2024 did not contain a modified opinion.

4. Reportable events - There are no "reportable events" (as such term is defined in NI 51-102) between the Company and the Former Auditor.

DATED this 6th day of March, 2026.

NEXGEN ENERGY LTD.

By:

"Benjamin Salter"
Benjamin Salter
Chief Financial Officer

Schedule B	112

TO:  British Columbia Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Financial and Consumer Services Division (Prince Edward Island)

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities, Nunavut

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Yukon

Ontario Securities Commission

March 6, 2026

Dear Sir/Madam

Re: Notice of Change of Auditors of NexGen Energy Ltd.

We have read the Notice of NexGen Energy Ltd. dated March 6, 2026 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants

March 6, 2026

Schedule B	113

March 10, 2026

To:

British Columbia Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Financial and Consumer Services Division (Prince Edward Island)

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities, Nunavut

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Yukon

Ontario Securities Commission

We have read the statements made by NexGen Energy Ltd. in the attached copy of change of auditor notice dated March 6, 2026, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated March 6, 2026

Yours very truly,

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400

Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806

Fax to mail: ca_vancouver_main_fax@pwc.com

www.pwc.com/ca	"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Shareholder Rights Plan

good energy
CCM
BAUER

NexGen Energy Ltd.

Shareholder Rights Plan	115

Shareholder Rights Plan

Shareholder Rights Plan Table of Contents
ARTICLE 1 INTERPRETATION	2
1.1 Certain Definitions	~~5~~2
1.2 Holder	~~16~~15
~~1.3~~1.3 Acting Jointly or in Concert	~~16~~15
~~1.4~~1.4 Application of Statutes, Regulations and Rules	16
~~1.5~~1.5 Currency	16
~~1.6~~1.6 Headings and References	~~17~~16
1.7 Singular, Plural, etc~~17~~.	16
~~1.8~~1.8 Generally Accepted Accounting Principles	~~17~~16
ARTICLE 2 THE RIGHTS	17
~~2.1~~2.1 Issuance and Legend on Common Share Certificates	~~17~~17
~~2.2~~2.2 Initial Exercise Price: Exercise of Rights: Detachment of Rights	18
~~2.3~~2.3 Adjustments to Exercise Price, Number of Rights	20
~~2.4~~2.4 Date on Which Exercise is Effective	~~24~~26
~~2.5~~2.5 Execution, Authentication, Delivery and Dating of Rights Certificates	~~24~~26
~~2.6~~2.6 Registration, Registration of Transfer and Exchange	~~25~~26
~~2.7~~2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates	~~25~~27
2.8 Persons Deemed Owners	~~26~~28
~~2.9~~2.9 Delivery and Cancellation of Certificates	~~26~~28
~~2.10~~2.10 Agreement of Rights Holders	~~26~~28
ARTICLE 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS	29
3.1 Flip-in Event	~~27~~29
ARTICLE 4 THE RIGHTS AGENT	30
4.1 General	~~28~~30
~~4.2~~4.2 Merger or Amalgamation or Change of Name of Rights Agent	~~29~~31
~~4.3~~4.3 Duties of Rights Agent	~~29~~32
~~4.4~~4.4 Change of Rights Agent	~~31~~34
~~4.5~~4.5 Compliance with Money Laundering Legislation	~~31~~34
4.6 Privacy Provision	~~32~~35
ARTICLE 5 MISCELLANEOUS	35
5.1 Redemption and Waiver	~~32~~35
5.2 Expiration	~~33~~37
~~5.3~~5.3 Issuance of New Rights Certificates	~~33~~37
5.4 Supplements and Amendments	~~34~~37
~~5.5~~5.5 Fractional Rights and Fractional Common Shares	~~35~~38

Shareholder Rights Plan	116

5.6 Rights of Action		~~35~~39
~~5.7~~5.7 Holder of Rights Not Deemed a Shareholder		~~35~~39
~~5.8~~5.8 Notice of Proposed Actions		~~36~~39
5.9 Notices		~~36~~40
5.10	Costs of Enforcement	~~37~~41
5.11	Successors	~~37~~41
~~5.12~~5.12 Benefits of this Agreement		~~37~~41
5.13	Governing Law	~~37~~41
5.14	Counterparts	~~37~~41
5.15	Severability	~~37~~41
~~5.16~~5.16 Determinations and Actions by the Board of Directors		~~37~~42
5.17	Effective Date	~~38~~42
5.18	Shareholder Review	~~38~~42
~~5.19~~5.19 Declaration as to Non-Canadian Holders		~~38~~42
5.20	Regulatory Approvals	~~38~~42
5.21	U.S. Registration	~~38~~43
5.22	Force Majeure	~~38~~43
~~5.23~~5.23 Time of the Essence		~~39~~43

Exhibit ~~A~~A Form of Rights Certificate

Shareholder Rights Plan	117

THIS AGREEMENT is made as of [~~●~~], ~~2023~~ 2026 (amending and ~~restated~~ restating the Shareholder Rights Plan Agreement of April ~~22~~24, ~~2017~~ 2023)

BETWEEN:

NEXGEN ENERGY LTD., a Company existing under the laws of the Province of British Columbia

(the "Company")

- and -

COMPUTERSHARE INVESTOR SERVICES INC., a company existing under the laws of Canada and having an office in Vancouver, British Columbia

("Rights Agent")

WHEREAS:

(1) The Board of Directors (as hereinafter defined) determined that it was advisable and in the best interests of the Company to adopt a shareholder rights plan agreement dated April 22, 2014 (the "Original Agreement") to ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company are treated fairly in connection with any Take- over Bid (as herein defined) and the Original Agreement expires as of the date hereof;

(2) The Board of Directors determined that it was advisable and in the best interests of the Company to adopt the shareholder rights plan agreement dated April 22, 2017 (the "2017 Plan"), contemporaneously with the expiration of the Original Agreement to ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company are treated fairly in connection with any Take-over Bid;

(3) The Board of Directors determined it was advisable and in the best interests of the Company to amend and restate the 2017 Plan effective as of April 20, 2020 (the "~~Existing Rights~~ 2020 Plan") and to continue ongoing effectiveness;

(4) The Board of Directors has determined it was in the best interests of the Company to amend and restate the 2020 Plan effective as of April 24, 2023 (the "2023 Plan") and to continue its ongoing effectiveness;

(5~~) (4)~~ The Board of Directors has determined it is in the best interests of the Company to amend and restate the ~~Existing Rights~~ 2023 Plan (the "Rights Plan") and to continue its ongoing effectiveness upon the receipt of the requisite approval of shareholders; and

(6) ~~(5)~~ In the implementation of the 2017 Plan, the Board of Directors:

(a) authorized the issuance of one Right (as hereinafter defined) in respect of each Common Share outstanding contemporaneously with the expiration of the rights under the Original Agreement (the "Record Time") to each holder of record of Common Shares as of the Record Time;

(b) authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(c) authorized the issuance of the Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

(7) ~~(6)~~ Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth in this Agreement; and

(8) ~~(7)~~ The Rights Agent has agreed to act on behalf of the Company in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this ~~Agreement.~~Agreement.

NOW, THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

Shareholder Rights Plan	118

~~ARTICLE 1~~ ARTICLE 1 - INTERPRETATION

1.1 Certain Definitions

In this Agreement, unless the context otherwise requires:

"Acquiring Person" means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Company or any Subsidiary of the Company;

(ii) an underwriter or member of a banking or selling group that acquires Voting Shares from the Company in connection with a distribution by the Company to the public of securities;

(iii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares solely as a result of one or any combination of:

(A) a Corporate Acquisition which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such Person to or above 20% or more of the Voting Shares then outstanding;

(B) a Permitted Bid Acquisition;

(C) an Exempt Acquisition;

(D) a Pro-Rata Acquisition; or

(E) a Convertible Security Acquisition, provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of any one or a combination of a Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition and, after such Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Voting Shares then outstanding other pursuant to any one or a combination of a Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition, then, as of such date such Person shall become an "Acquiring Person";

(iv) for a period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause (~~iii~~)(~~B~~iv)(B) of the definition of Beneficial Owner. In this definition, "Disqualification Date" means the first date of public announcement of facts indicating that such Person has or is making or has announced an intention to make a Take-over Bid alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person; or

(v) any Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time the Grandfathered Person: (A) ceases to own 20% or more of the outstanding Voting Shares; or (B) becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares then outstanding in addition to those Voting Shares such Person then Beneficially Owns other than pursuant to a Corporate Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, or a Convertible Security Acquisition or any combination thereof.

"Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a body corporate shall be deemed to be an Affiliate of another body corporate if one of them is the Subsidiary of the other or if both are Subsidiaries of the same body corporate or if each of them is controlled by the same Person.

"Associate", when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

A Person shall be deemed the "Beneficial Owner" and to have "Beneficial Ownership" of and to "Beneficially Own":

(i) any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities of which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (A) upon the exercise of any Convertible Securities (other than the Rights), or (B) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, in either case where such right is exercisable immediately or within a period of 60 days and whether or not on condition or the happening of any contingency or making of a payment other than:

Shareholder Rights Plan	119

(A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement;

(B) pledges of securities in the ordinary course of the pledgee's business as a lender granted as security for bona fide indebtedness; and

(C) any agreement between the Company and any Person or Persons relating to a plan of arrangement, amalgamation or other statutory procedure which is subject to the prior approval of the shareholders;

(iii) any securities which are subject a lock-up agreement or similar commitment to deposit or tender such securities to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates; and

(iv) ~~(iii)~~ any securities that are Beneficially Owned within the meaning of clauses (i) ~~or~~ , (ii) or (iii) of this definition by any other Person with which such Person is acting jointly or in concert, provided that a Person shall not be deemed the "Beneficial Owner" of, ~~or~~ to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A) where: (1) the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause (iii) of this definition pursuant to a Permitted Lock-up Agreement; or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B) where such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security; provided that:

(a) the ordinary business of such Person (the "Investment Manager") includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Investment Manager in the ordinary course of such business in the performance of the Investment Manager's duties for the account of any other Person (a "Client") including non- discretionary accounts held on behalf of a Client by a broker or dealer or broker-dealer registered under applicable law;

(b) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an "Estate Account") or in relation to other accounts (each, an "Other Account") and holds such security in the ordinary course of and for the purposes of the activities of such Estate Accounts or for such Other Accounts;

(c) such Person (the "Statutory Body") is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purposes of its activities as such; or

(d) such Person (the "Plan Administrator") is the administrator or the trustee of one or more pension funds or plans registered under applicable laws and holds such security for the purposes of its activities as such (each, a "Plan") or is a Plan and such security is Beneficially Owned or held by the Person in the ordinary course of and for the purposes of its activities as such;

provided, however, that in any of the foregoing cases, the Investment Manager, the Trust Company, the Statutory Body, the Plan Administrator or the Plan, as the case may be is not then making or has not then announced an intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Company, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Company;

(C) where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

Shareholder Rights Plan	120

(D) where such Person is a Client of a Investment Manager and such security is owned at law or in equity by the Investment Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(E) where such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For purposes of this definition, the percentage of Voting Shares Beneficially Owned by any Person at any time shall be and be deemed to be the product determined by the formula:

~~100 x A / B~~

~~where:~~

~~A = the number of votes for the election of all directors generally attached to the Voting Shares Beneficially Owned by such Person at such time; and~~

~~B = the number of votes for the election of all directors generally attaching to all Voting Shares actually outstanding.~~

100 x A / B

where:

A = the number of votes for the election of all directors generally attached to the Voting Shares Beneficially Owned by such Person at such time; and

B = the number of votes for the election of all directors generally attaching to all Voting Shares actually outstanding.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but unissued Voting Shares which another Person may be deemed to Beneficially Own shall not be included in the denominator of the above formula.

"Board of Directors" means the board of directors of the Company.

"Business Day" means any day other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in Vancouver, BC, (or after the Separation Time, the principal office of the Rights Agent in Vancouver, BC) are generally authorized or obligated by law to close.

"Canadian-U.S. Exchange Rate" means, on any date, the inverse of the U.S.- Canadian Exchange Rate.

"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

"Close of Business" on any given date, unless otherwise specified herein, means 11:59 p.m. (Vancouver time, unless otherwise specified), on such date provided, however, that if such date is not a Business Day, Close of Business on such date shall mean 11:59 p.m. (Vancouver time, unless otherwise specified) on the next succeeding Business Day.

"Common Shares" means the common shares which the Company is authorized to issue, as such common shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and "common shares" when used with reference to any Person other than the Company means the class or classes of shares (or similar equity interests) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

"Competing Permitted Bid" means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

Shareholder Rights Plan	121

(ii) satisfies all of the components of the definition of a Permitted Bid other than the requirement set out in clause (ii)(A) of that definition; and

(iii) contains, and the taking up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that no securities will be taken up or paid for pursuant to that Take- over Bid prior to the Close of Business on a date that is not earlier than the minimum number of days such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62- 104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the components of this definition and provided that, at such time, any acquisition of securities made pursuant to such Competing Permitted Bid, including any acquisition of securities theretofore made, will cease to be a Permitted Bid Acquisition.

"controlled": a Person shall be deemed to be "controlled" by another Person or two or more Persons acting jointly or in concert if:

(i) securities entitled to vote in the election of directors or trustees, as the case may be, of such first Person, carrying more than 50% of the votes for the election of directors or trustees, as the case may be, are held, directly or indirectly, by or for the benefit of the other Persons; and

(ii) the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Company or other Person,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

"Convertible Securities" means at any time any securities (other than the Rights) carrying any exercise, conversion, or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares.

"Convertible Security Acquisition" means the acquisition of Voting Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition.

"Corporate Acquisition" means an acquisition, redemption or cancellation by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person.

"Effective Date" means April 22, 2017.

"Exempt Acquisition" means the acquisition of Voting Shares or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsections 5.1(b), 5.1(c) or 5.1(d) hereof; (ii) pursuant to a regular dividend reinvestment or other similar share purchase plan of the Company made available by it to all holders of Voting Shares of a class or series or Voting Shares where such plan permits the holder to direct that dividends paid in respect of such Voting Shares be applied to the purchase from the Company of' further securities of the Company; or (iii) pursuant to a distribution by the Company of Voting Shares or Convertible Securities pursuant to a prospectus, provided that such distribution has received the approval of the Board of Directors and all applicable securities regulatory authorities and the Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than that person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; (iv) pursuant to a distribution by the Company of Voting Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid or upon the exercise by an individual employee of the Company of options to purchase Voting Shares granted under a stock option plan of the Company or rights to purchase or acquire securities granted under a share purchase or incentive plan of the Company, provided that (a) all necessary stock exchange approvals for such private placement, securities exchange take-over bid, stock option plan or share purchase or incentive plan have been obtained and such private placement, securities exchange take-over bid, stock option plan or share purchase or incentive plan complies with the terms and conditions of such approvals and (b) such Person does not become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the distribution, and in making this determination, the Voting Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the distribution; or (v) pursuant to a plan of arrangement, amalgamation or other statutory procedure which has been approved by the Board and the holders of Common Shares at a meeting duly called by the Board and held for such purposes.

"Exercise Price" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be an amount equal to three times the Market Price per Common Share, as at the Separation Time.

Shareholder Rights Plan	122

"Expiration Time" means the earliest of (i) the Termination Time, and (ii) the termination of the annual meeting of the shareholders of the Company at which this Agreement was not confirmed or reconfirmed as provided for in Section 5.18 of this Agreement.

"Fiduciary" means, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

"Flip-in Event" means a transaction or event that results in a Person becoming an Acquiring Person; provided, however, that a Flip-in Event shall be deemed to occur at the Close of Business on the tenth day (or such later day as the Board of Directors may determine) after the Stock Acquisition Date.

"Independent Shareholders" means all holders of Common Shares other than (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Person referred to in clauses (i), (ii) or (iii) above, and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Company or a wholly-owned Subsidiary of the Company, unless the beneficiaries of such plan or trust direct the manner in which such Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid. For greater certainty, persons who are exempt from the definition of "Beneficial Owner" by virtue of any of paragraphs (iii)(A) through (E) of the definition of "Beneficial Owner" shall be "Independent Shareholders" until they cease to be "Independent Shareholders" in accordance with this definition.

"Market Price" per security of any securities on any date means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days ending on the third Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i) the closing board lot sale price on such date or, if such price is not available, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange on which such securities are listed or admitted for trading;

(ii) if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over- the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

(iii) if the securities are not listed or admitted to trading as contemplated in clauses (i) or (ii) above, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date the closing price per security cannot be determined in accordance with the foregoing, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined by the Board of Directors, after consultation with a nationally or internationally recognized investment banking firm as to the fair value per security of such securities. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

"NI 62-104" means National Instrument 62-104 - Take-Over Bids and Issuers Bid adopted by the Canadian securities regulatory authorities.

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"Offer to Acquire" includes:

(i) an offer to purchase, or a solicitation of an offer to sell, Common Shares or Convertible Securities or a public announcement of an intention to make such an offer or solicitation; and

(ii) an acceptance of an offer to sell Common Shares or Convertible Securities, whether or not such offer to sell has been solicited; or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

"Offeror" means a Person who is making or has announced a current intention to make a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an ordinary market transaction (including a prearranged trade in the ordinary course of business) contemplated in paragraph (ii) of the definition of Beneficial Owner) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

"Permitted Bid" means a Take-over Bid which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Common Shares (other than the Offeror);

(ii) the Take-over Bid shall contain, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that no securities shall be taken up or paid for pursuant to the Take- over Bid:

(A) prior to the Close of Business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter period that a take-over bid (that is not exempt from the requirements of Part 2 of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62- 104; and

(B) only if at such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) the Take-over Bid shall contain irrevocable and unqualified provisions that securities may be deposited pursuant to the Take-over Bid at any time during the period described in subparagraph ~~(ii)(A~~1.1(ii)(A) of this definition and all securities deposited or tendered pursuant to the Take- over Bid may be withdrawn, unless restricted by law, until taken up and paid for; and

(iv) the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that the deposit condition set forth in subparagraph ~~(ii)(B~~1.1(ii)(B) of this definition is satisfied and such Common Shares are taken up by the Offeror, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of securities for not less than ten days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and any acquisitions of securities made pursuant to such Permitted Bid, including any acquisition of securities theretofore made, will cease to be a Permitted Bid Acquisition.

"Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

"Permitted Lock-Up Agreement" means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each, a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Company, not later than the date of the Lock- up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the "Lock-up Bid") made or to be made by the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i) the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or withdraw securities from the Lock-up Bid in order to tender or deposit the securities to another Take-over Bid or support another transaction prior to the securities being taken up and paid for under the Lock-Up Bid:

(A) where the price or value offered under such Take-Over Bid or transaction to the Locked-up Person exceeds the price or value offered under the Lock-Up Bid; or

(B) if:

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(1) the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or

(2) the number of securities to be purchased under the other Take- over Bid or transaction exceeds by as much as or more than a specified number (the "Specified Number") the number of securities that the Offeror has offered to purchase under the Lock-up Bid at a price or value per security that is not less than the price or value per security offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take- over Bid or transaction or other similar limitation on a Locked- up Person's right to withdraw securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw securities in sufficient time to tender to the other Take-over Bid or to participate in and support the other transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked- up Person; and

(B) 50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities to the Lock-up Bid or withdraws Voting Shares or Convertible Securities in order to deposit or tender such Voting Shares or Convertible Securities to the other Take-over Bid or support another transaction.

"Person" includes any individual, firm, partnership, association, trust, body corporate, joint venture, syndicate or other form of unincorporated organization, government and its agencies and instrumentalities or other entity or group (whether or not having legal personality) and any successor (by merger, statutory amalgamation or arrangement, or otherwise) thereof.

"Pro-Rata Acquisition" means the acquisition of Voting Shares or Convertible Securities:

(i) as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting Shares or Convertible Securities on the same pro-rata basis as all other holders of Voting Shares of the same class or series;

(ii) pursuant to a regular dividend reinvestment plan or other plan of the Company made available by the Company to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Company of further securities of the Company;

(iii) pursuant to the receipt and/or exercise of rights issued by the Company on a pro-rata basis to all holders of a class or series of Voting Shares to subscribe for or purchase Voting Shares or securities convertible into or exchangeable for Voting Shares provided that such rights are acquired directly from the Company and not from any other Person; or

(iv) pursuant to a distribution by the Company of Voting Shares or Convertible Securities (and the conversion or exchange of such securities) made pursuant to a prospectus or by way of a private placement by the Company, provided that in all cases, the Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than that Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

"Redemption Price" has the meaning ascribed to that term in subsection 5.1(a) hereof.

"Regular Periodic Cash Dividends" means cash dividends paid at regular intervals in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year; and

(ii) 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year.

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"Rights" means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

"Rights Agent" means Computershare Investor Services Inc., a trust company existing under the federal laws of Canada, and having an office in Toronto, Ontario, and any successor Rights Agent appointed pursuant to the provisions hereof.

"Rights Certificate" has the meaning ascribed to that term in subsection 2.2(c) hereof.

"Rights Register" and "Rights Registrar" shall have the respective meanings ascribed thereto in subsection 2.6(a) hereof.

"Securities Act (British Columbia)" means the Securities Act (British Columbia), as amended, and the regulations thereunder, unless otherwise specified, as the same exist on the date hereof.

"Separation Time" means the Close of Business (Toronto time) on the tenth Business Day after the earliest of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be,); and

(iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors, provided that: (A) if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall (subject to any determination of the Board of Directors as aforesaid) be the Record Time; (B) if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time without securities deposited thereunder being taken up and paid for, then such Take-over Bid shall be deemed, for purposes of this definition, never to have been made; and (C) if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

"Shares" means shares in the capital of the Company.

"Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of NI 62-104) by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

"Take-over Bid" means an Offer to Acquire Common Shares or Convertible Securities (or both), where the securities subject to the Offer to Acquire, together with the Common Shares, if any, into which the securities subject to the Offer to Acquire are convertible and the Voting Shares Beneficially Owned by the Offeror at the date of the Offer to Acquire constitute, in the aggregate, 20% or more of the then outstanding Voting Shares.

"Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 hereof.

"Trading Day", when used with respect to any securities, means a day on which the principal securities exchange in Canada on which such securities are listed or admitted to trading is open for the transaction of business, or if the securities are not listed or admitted to trading on any securities exchange in Canada, a Business Day.

"U.S.-Canadian Exchange Rate" means, on any date:

(i) if on such date the Bank of Canada posts ~~a single~~ the daily average rate for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate on such date for the conversion of one United States dollar into Canadian dollars calculated in the manner which shall be determined by the Board of Directors from time to time.

"U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

"Voting Shares" means, collectively, the Common Shares and any other Shares entitled to vote generally for the election of directors.

1.2 Holder

As used in this Agreement, unless the context otherwise requires, the term "holder" when used with reference to Rights, means the registered holder of such Rights or, prior to the Separation Time, the associated Common Shares.

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1.3 Holder

For purposes of this Agreement, it is a question of fact whether a Person is acting jointly or in concert with another Person but a Person (the "First Person") shall be deemed to be acting jointly or in concert with every other Person who, ~~is a party to~~ as a result of any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the ~~first mentioned~~ First Person or any Associate or Affiliate thereof or any other Person acting jointly or in concert with the First Person, ~~who~~ acquires or makes an offer to acquire Voting Shares or Convertible Securities (other than (a) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (b) pursuant to a pledge of securities in the ordinary course of business).

1.4 Application of Statutes, Regulations and Rules

Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefore, to the same as it is in effect on the date of this Agreement.

1.5 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.6 Headings and References

The headings of the Articles and Sections of this Agreement and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to Articles, Sections and Exhibits are to articles and sections of and exhibits to, and forming part of, this Agreement. The words "hereto", "herein", "hereof", "hereunder", "this Agreement", "the Rights Agreement" and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, modified or supplemented at any time or from time to time.

1.7 Singular, Plural, etc.

In this Agreement, where the context so admits, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.8 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

~~ARTICLE 2~~ ARTICLE 2 - THE RIGHTS

2.1 ~~1.1~~ Issuance and Legend on Common Share Certificates

In this Agreement, unless the context otherwise requires:

(a) One Right in respect of each Common Share outstanding at the Record Time and each Common Share that may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof. Notwithstanding the foregoing, one Right in respect of each Common Share issued after the Record Time upon the exercise of rights pursuant to Convertible Securities outstanding at the Record Time may be issued after the Separation Time but prior to the Expiration Time.

(b) Certificates for Common Shares issued after the Record Time hereof but prior to the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed, printed, or written thereon or otherwise affixed thereto a legend in substantially the following form:

"Until the Separation Time (as such term is defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement, made as of ~~April 22, 2017~~[], 2026, as amended and supplemented from time to time (the "Rights Agreement"), between NexGen Energy Ltd. (the "Company") and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain circumstances, they are "Beneficially Owned" by a "Person" who is or becomes an "Acquiring Person" or any Person acting jointly or in concert with an Acquiring Person or with an "Affiliate" or "Associate" of an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof), or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as possible after the receipt of a written request therefor."

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Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of a legend in substantially the foregoing form until the earlier of the Separation Time and the Expiration Time and where Certificates representing Common Shares have the legend set forth in the Original Agreement , the 2017 Plan, the 2020 Plan or the 2023 Plan, such legend shall be deemed to be amended for all purposes to read the same as the legend set forth above.

2.2 ~~1.2~~ Initial Exercise Price: Exercise of Rights: Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price (or its U.S. Dollar Equivalent on the Business Day immediately preceding the date of exercise of the Right), one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) for administrative purposes, each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights: (i) may be exercised and (ii) shall be registered and transferable independent of Common Shares. Promptly following the Separation Time, the Company shall prepare and the Rights Agent shall mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of subsection 3.1(b) hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights), at such holder's address as shown in the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i) ~~(iii)~~ a certificate (a "Rights Certificate") in substantially the form of Exhibit A hereto appropriately completed and registered in such holder's name, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii) ~~(iv)~~ a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (A) and (B) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Company to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first person to furnish such information and documentation as the Company deems necessary.

(d) Rights may be exercised in whole at any time or in part from time to time on any Business Day (or other day that is not a bank holiday at the place of exercise) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in the City of Toronto, Ontario or at any other office of the Rights Agent in the cities specified in the Rights Certificate or designated from time to time for that purpose by the Company after consultation with the Rights Agent:

(i) ~~(v)~~ the Rights Certificate evidencing such Rights with an Election to Exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate, appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

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(ii) ~~(vi)~~ payment by certified cheque, bank draft, wire transfer or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the issuance, transfer or delivery of Rights Certificates or the issuance, transfer or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate accompanied by a duly completed and executed Election to Exercise which does not indicate that Rights evidenced by such Rights Certificate have become void pursuant to subsection 3.1(b) hereof and payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Company) shall thereupon promptly:

(i) ~~(vii)~~ requisition from a transfer agent of the Common Share certificates for the number of Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) ~~(viii)~~ when appropriate, requisition from the Company the amount of any funds to be paid in lieu of issuing fractional Common Shares;

(iii) ~~(ix)~~ after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder together with, where applicable, a cheque representing any cash payment in lieu of a fractional interest; and

(iv) ~~(x)~~ tender to the Company all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing (subject to the provisions of subsection 5.5(a) hereof) the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Company covenants and agrees to:

(i) ~~(xi)~~ take all such action as may be necessary on its part and within its powers to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and be fully paid and non- assessable;

(ii) ~~(xii)~~ take all reasonable action as may be necessary on its part and within its power to comply with any applicable requirements of the Business Corporations Act (British Columbia), the Securities Act (British Columbia) or comparable legislation of each of the provinces and territories of Canada, and the rules and regulations thereunder, and any other applicable law, rule or regulation, in connection with the issuance and delivery of Rights Certificates and of any securities of the Company upon exercise of Rights;

(iii) ~~(xiii)~~ use its reasonable efforts to cause all Shares of the Company issued upon exercise of Rights to be listed upon the Toronto Stock Exchange or such other stock exchange on which the Shares are listed at that time;

(iv) ~~(xiv)~~ pay when due and payable any and all Canadian federal, provincial transfer taxes (not including any taxes referable to the income or profit of the holder or exercising Person or any liability of the Company to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or of any Shares of the Company issued upon the exercise of Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised;

(v) ~~(xv)~~ if necessary, cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(vi) ~~(xvi)~~ after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

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2.3 ~~1.3~~ Adjustments to Exercise Price, Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) If the Company shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on Common Shares payable in Voting Shares or Convertible Securities otherwise than pursuant to any optional share dividend program;

(ii) subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Voting Shares or Convertible Securities in respect of, in lieu of, or in exchange for, existing Common Shares in a reclassification or re-designation of Common Shares, an amalgamation or statutory arrangement;

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under subsection 3.1(a). If the Exercise Price and number of Rights are to be adjusted:

(v) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof (assuming the exercise of all such exchange or conversion rights, if any); and

(vi) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights shall be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Voting Share or Convertible Security shall have exactly one Right associated with it.

If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment shall be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof. To the extent that any such rights of exchange, conversion or acquisition are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares or Convertible Securities actually issued upon the exercise of such rights. If after the Record Time and prior to the Expiration Time the Company shall issue any Shares of its authorized capital other than Common Shares in a transaction of a type described in the first sentence of this subsection 2.3(a), such Shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(b) If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Shares or Convertible Securities at a price per Common Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price (including the price required to be paid to purchase such Convertible Security) per share) that is less than the Market Price per Common Share on such record date, the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price and of which the denominator shall be the number of shares of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid in a form other than cash, the value of such non-cash consideration shall be as determined by the Board of Directors. To the extent that any such rights or warrants are not so issued or, if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number of Common Shares or Convertible Securities actually issued upon the exercise of such rights or warrants, as the ease may be. For purposes of this Agreement, the granting of the right to purchase Common Shares (whether previously unissued, treasury shares or otherwise) pursuant to any optional dividend reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends payable on securities of the Company and/or employee stock option, stock purchase or other employee benefit plan (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Company; provided, however, that, in the case of any dividend reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plan) of the Common Shares.

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(c) If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares) or rights or warrants (excluding those referred to in subsection 2.3(a) or 2.3(b)), the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall, subject to adjustment as provided in the penultimate sentence of subsection 2.3(b), equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.

(d) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance in the case of an adjustment made pursuant to subsection 2.3(a) above; and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to subsections 2.3(b) or 2.3(c) above.

(e) Subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with the provisions of subsection 5.4(b) or 5.4(c), as applicable, if the Company shall at any time after the Record Time and prior to the Expiration Time issue any Shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such Shares, or Convertible Securities, in a transaction referred to in clause 2.3(a)(i) or 2.3(a)(iv) above and if the Board of Directors determines that the adjustments contemplated by subsections 2.3(a), 2.3(b) and 2.3(d) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding such clauses, such adjustments (rather than the adjustments contemplated by subsections 2.3(a), 2.3(b) and 2.3(d) above) shall be made and the Company and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(f) Anything herein to the contrary notwithstanding, no adjustment to the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. Each adjustment made pursuant to this Section shall be calculated to the nearest cent or to the nearest one ten-thousandth of a Common Share or Right, as the case may be.

(g) All Rights originally issued by the Company subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in subsection 2.3(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 2.3(b) and 2.3(c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth) obtained by:

(i) multiplying (A) the number of Common Shares covered by a Right immediately prior to this adjustment, by (B) the ExercisePrice in effect immediately prior to such adjustment of the Exercise Price; and

(ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(i) The Company may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record immediately prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to the adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any date thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days after the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 2.3(j), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing the additional Rights to which such holder shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution or replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Company, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

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(j) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(k) If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any

(l) Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(m) In any case in which this Section 2.3 shall require that any adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares or other securities upon the occurrence of the event requiring such adjustment.

(n) Notwithstanding anything in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that, in their judgment, the Board of Directors determines advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance wholly for cash of any Common Shares at less than the applicable Market Price, (iii) issuance wholly for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Common Shares, and subject to applicable taxation laws, shall not be taxable to such shareholders.

(o) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Company shall promptly:

(i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii) file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights

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Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 ~~1.4~~ Date on Which Exercise is Effective

Each Person in whose name any certificate for Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly submitted (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such exercise is a date upon which the relevant share transfer books of the Company are closed, such Person shall be deemed to have become the recorded holder of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the said share transfer books of the Company are open.

2.5 ~~1.5~~ Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Company by any two of its Chairman, President and Chief Executive Officer, its Chief Financial Officer or its Corporate Secretary. The Rights Certificates may be signed by any of these officers manually, or by facsimile or any other electronic means.

(b) Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c) Promptly after the Company learns of the Separation Time, the Company shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Company) and deliver such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6~~1.6~~ Registration, Registration of Transfer and Exchange

(a) Following the Separation Time, the Company shall cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(c) below, the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of transfer thereon duly completed and endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the

Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing.

As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable fees and expenses of its Rights Agent) connected therewith.

(d) The Company shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7~~1.7~~ Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute, and the Rights Agent shall countersign and deliver a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

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(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such surety bond and indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company's request, the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement

2.8~~1.8~~ Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights means the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9~~1.9~~ Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10~~1.10~~ Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a) prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share;

(b) after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(c) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(d) such holder has waived all rights to receive any fractional Right or fractional Common Share upon exercise of a Right;

(e) such holder is otherwise bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof in respect of all Rights held;

(f) this Agreement may be supplemented or amended from time to time pursuant to the last sentence of the penultimate paragraph of subsection 2.3(a) hereof upon the sole authority of the Board of Directors without the approval of any holder of Rights; and

(g) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any government authority, prohibiting or otherwise restraining performance of such obligation.

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~~ARTICLE 3~~ ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to the provisions of Section 2.2 and Section 5.1 hereof and except as provided below, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall thereafter constitute, effective at the Close of Business on the tenth Business Day after the relevant Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Company having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Common Shares).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person); or

(ii) a direct or indirect transferee of, or other successor in title to, such Rights (a "Transferee"), who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, in a transfer, whether or not for consideration, that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding the provisions of this subsection 3.1(b) applicable in the circumstances contemplated in clause (i) hereof;

shall thereupon become and be void and any holder of such Rights (including any Transferee) shall thereafter have no rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent, or any Co-Rights Agent (as hereinafter defined), upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such rights shall be null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses 3.1(b)(i) or 3.1(b)(ii) of subsection 3.1(b) hereof or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person or an Affiliate or Associate thereof or acting jointly or in concert with any of them. The issuance of a Rights Certificate without the legend referred to in this subsection shall be of no effect on the provisions of this subsection.

~~ARTICLE 4~~ ARTICLE 4 - THE RIGHTS AGENT

4.1 General

(a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more co-rights agents (each, a "Co-Rights Agent") as it may deem necessary or desirable after consultation with the Rights Agent. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Company may determine with the written approval of the Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors, employees or agents, for anything done or omitted by them in connection with the acceptance and performance of this Agreement, including legal costs and expenses, which right to indemnification shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

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(b) The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Voting Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

(d) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstance whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(e) Notwithstanding any other provisions of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12)

4.2 Merger or Amalgamation or Change of Name of Rights Agent

(a) Any body corporate into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any body corporate succeeding to the securityholder services business of the Rights Agent or any successor Rights Agent shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such body corporate would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion, and the Rights Agent, at the Company's expense, may also retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate, acting reasonably, to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent will be entitled to act and rely in good faith on the advice of any such expert or advisor.

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(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action or refraining from taking any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an individual believed by the Rights Agent to be the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Vice-President and by the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) Nothing in this Agreement shall be construed as relieving the Rights Agent from liability hereunder for its own gross negligence, bad faith or willful misconduct.

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only.

(e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non- assessable.

(f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized to rely upon and directed to accept written instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Vice-President or the Secretary or any Assistant Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

(h) The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Shares by first class mail, and mailed or delivered to the holders of the Rights in accordance with Section 5.9 hereof. The Company may remove the Rights Agent upon 30 days' notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of the Shares by first class mail, and mailed to the holders of the Rights in accordance with Section 5.9 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Company), then the holder of any Rights may apply, at the Company's expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a body corporate incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon receipt of all fees and expenses outstanding to the predecessor Rights Agent by the Company shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Shareholder Rights Plan	137

4.5 Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days' written notice to the Company, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 Business Day period, then such resignation shall not be effective.

4.6 Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

~~ARTICLE 5~~ ARTICLE 5 - MISCELLANEOUS

5.1 Redemption and Waiver

The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1. In addition,

(a) Subject to the prior consent of the holders of Common Shares or Rights obtained as set forth in Section 5.4(b) or Section 5.4(c), the Board of Directors, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment to the Exercise Price provided for in Section 2.3 hereof if an event analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) Subject to the prior consent of the holders of Common Shares obtained as set forth in Section 5.4(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, waive the application of Section 3.1 to such Flip-in Event if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take- over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d).

Shareholder Rights Plan	138

(c) Prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 3.1 to such Flip-in Event but only if such Flip-in Event occurs as a result of a Take- over Bid made by way of a Take-over Bid circular sent to all holders of record of Common Shares; provided, however, that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry time of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1(c).

(d) The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Common Shares or has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within thirty (30) days of the date on which such contractual arrangement is entered into, such that at the time of the waiver pursuant to this subsection 5.1(d), it is no longer an Acquiring Person.

(e) If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under subsection 5.1(c) hereof any outstanding Common Shares, the Board of Directors of the Company shall, notwithstanding the provisions of subsection 5.1(a) hereof, immediately upon such acquisition and without further formality be deemed to have elected to redeem, and shall redeem, the Rights at the Redemption Price.

(f) If the Board of Directors elects to or is deemed to have elected to redeem the Rights and, in circumstances where subsection 5.1(a) is applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) no further Rights shall thereafter be issued.

(g) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the Common Share register maintained by the Company's transfer agent. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(h) Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(i) Upon the Rights being redeemed pursuant to section 5.1(h), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.

5.2 Expiration

No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of Voting Shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Company may make, without the approval of the holders of Rights or Common Shares, any supplements or amendments to this Agreement: (i) specifically contemplated in subsection 2.10(f); (ii) to correct any clerical or typographical error; or (iii) which are required to maintain the validity and effectiveness of the Agreement as a result of any change in any applicable laws, rules or regulatory requirements. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article ~~IV~~ 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

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(b) Subject to subsection 5.4(a), the Company, with the prior consent of the holders of Common Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Common Shares at a meeting called and held in compliance with applicable laws, rules and regulatory requirements and the requirements in the articles and notice of articles of the Company. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all Independent Shareholders represented in person or by proxy at the special meeting.

(c) Subject to subsection 5.4(a), the Company, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, may amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a special meeting of holders of Rights called and held in compliance with applicable laws, rules and regulatory requirements and, to the extent possible, with the requirements in the articles and by- laws of the Company applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to subsection 3.1(b)), represented in person or by proxy at the special meeting. For the purposes hereof, each outstanding Right (other than Rights which have become null and void pursuant to subsection 3.1(b)) shall be entitled to one vote, and the procedures for calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's articles and the Business Corporations Act (British Columbia) with respect to meetings of shareholders of the Company.

(d) Any amendments made by the Company to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i) if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called in accordance with the provisions of Section 5.4(c) hereof.

(e) The Company shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, rescission or variation.

Any amendments shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, and where the prior consent of the holders of Common Shares or Rights is required, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the holders of Common Shares or the holders of Rights or is not submitted to the holders of Common Shares or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within a period of six months of the making of any such amendment, at the end of such period, and no subsequent resolution of Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the holders of Common Shares or the holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Common Shares

(a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of issuing fractional Rights, the Company shall pay to the registered holders of the Rights Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Company shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

Shareholder Rights Plan	140

(b) The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Company shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights, or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8 Notice of Proposed Actions

If after the Separation Time and prior to the Expiration Time:

(i) there shall occur an adjustment in Rights attaching to the Right pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event; or

(ii) the Company proposes to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company's assets.

then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 5.9, a notice of such event or proposed action, which shall specify the date on which such change to the Rights, liquidation, dissolution or winding up occurred or is to take place, and such notice shall be so given within 10 Business Days after the occurrence of a change to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Company.

5.9 Notices

Any notice, demand or other communication required or permitted to be given or made by the Rights Agent or by the holder of any Rights to or on the Company or by the Company or by the holder of any Rights to or on the Rights Agent shall be in writing and shall be well and sufficiently given or made if:

(i) delivered in person during normal business hours on a Business Day and left with the receptionist or other responsible employee at the relevant address set forth below; or

(ii) except during any general interruption of postal services due to strike, lockout or other cause, sent by first-class mail; or

(iii) sent by telegraph, facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing as aforesaid;

Shareholder Rights Plan	141

if to the Company, addressed to it at:

NexGen Energy Ltd.

Attention: President and Chief Executive Officer

#3150 - 1021 West Hastings Street

Vancouver, BC V6E OC3

Fax No.: 604-259-0321

and if to the Rights Agent, addressed to it at:

Computershare Investor Services Inc. Manager, Client Services

3rd Floor, 510 Burrard Street Vancouver, BC V6C 3B9 Fax No.: 604-661-9401

Notices, demands or other communications required or permitted to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be in writing and shall be well and sufficiently given or made if delivered personally to such holder or delivered or mailed by first class mail to the address of such holder as it appears on the Rights register maintained by the Rights Agent, or, prior to the Separation Time, in the register of shareholders maintained by the transfer agent for the Common Shares.

Any notice so given or made shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout, or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 Costs of Enforcement

The Company agrees that if the Company fails to fulfill any of its obligations pursuant to this Agreement, then the Company shall reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder and actions to enforce his rights pursuant to any Rights or this Agreement.

5.11 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and permitted assigns hereunder.

5.12 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14 Counterparts

This Agreement may be executed in any number of counterparts by original, facsimile or other electronic signature and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.15 Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors to any liability to the holders of the Rights.

Shareholder Rights Plan	142

5.17 Effective Date

This Agreement is effective and in full force and affect in accordance with its terms, as may be amended, from and after the Effective Date.

5.18 Shareholder Review

This Agreement must be reconfirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation and approval at a meeting of holders of Common Shares to be held, mutatis mutandis, every three years thereafter or such earlier time as may be required by any applicable stock exchange or regulatory body. If this Agreement is not so reconfirmed and approved or its not presented for reconfirmation and approval at any such meeting (or at any postponement or adjournment thereof), this Agreement and all outstanding Rights shall terminate and be void and of no further force effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation and approval of this Agreement and the date of termination of the annual meeting of holders of Common Shares in the applicable year; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to this Agreement), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.18.

5.19 Declaration as to Non-Canadian Holders

If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Company, as the Company may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20 Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including the Toronto Stock Exchange while any securities of the Company are listed and posted for trading thereon and for a period of 6 months thereafter.

5.21 U.S. Registration

Notwithstanding anything to the contrary, no Rights shall be deemed issued to a U.S. holder until a registration of the Rights under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, is effective, but, regardless of when that registration shall become effective, the Rights shall be effective in accordance with ~~Section~~ Article 2 in respect of each Common Share outstanding as the Record Time and each Common Share that may be issued after the Effective Time and prior to the earlier of the Separation Time and the Expiration Time.

5.22 Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

5.23 Time of the Essence

Time shall be of the essence in this Agreement.

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NEXGEN ENERGY LTD.

By: _______________________________________________
Authorized Signatory

By: _______________________________________________
Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

By: _______________________________________________
Authorized Signatory ~~Exhibit A~~

By: _______________________________________________
Authorized Signatory

Shareholder Rights Plan	144

Exhibit A

~~[~~Form of Rights Certificate~~]~~

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR WITH AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME VOID WITHOUT FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that ___________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of a Shareholder Rights Plan Agreement made as of April 22, 2017, as amended and restated on April ~~22~~20, 2020, April 24, 2023, and May 5, 2026 (the "Rights Agreement") between NEXGEN ENERGY LTD., a corporation existing under the laws of the Province of British Columbia (the "Company"), and COMPUTERSHARE INVESTOR SERVICES INC., as Rights Agent, to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share in the capital of the Company (a "Common Share") (subject to adjustment as provided in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a duly completed and executed Form of Election to Exercise and payment of the Exercise Price by way of certified cheque, bank draft or money order made payable to the Company at the principal office of the Rights Agent in the City of Toronto, Canada. The Exercise Price shall initially be an amount equal to three time the Market Price per Common Share as at the Separation Time per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

This Rights Certificate is subject to all the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by this reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Company and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights.

Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at a redemption price of $0.00001 per Right.

Shareholder Rights Plan	145

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, nor will Rights Certificates be issued for less than one whole Right. In lieu thereof, a cash payment will be made as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Date: _________________________________

~~NEXGEN ENERGY LTD.~~	NEXGEN ENERGY LTD.

~~_______________________________________________~~	_______________________________________________
~~By: Name: ●~~	By: Name: ●
~~Time: ●~~	Title: ●

~~_______________________________________________~~	_______________________________________________
~~By: Name: ●~~	By: Name: ●
~~Time: ●~~	Title: ●

~~COMPUTERSHARE INVESTOR SERVICES INC.~~	COMPUTERSHARE INVESTOR SERVICES INC.
~~Countersigned:~~	Countersigned:

~~_______________________________________________~~	_______________________________________________
~~By: Authorized Signatory~~	By: Authorized Signatory

~~Date: _____________________________________________~~	Date: _____________________________________________

~~A-2~~

Shareholder Rights Plan	146

~~[~~Form of Reverse Side of Rights Certificate~~]~~

FORM OF TRANSFER

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates.)

FOR VALUE RECEIVED _____________________________________________________________________________________

hereby sells, assigns and transfers unto ___________________________________________________________________________________

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________________________, as attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated:
~~Signature Guaranteed:~~	~~By:~~ ___________________________________________________
~~Signature~~

Signature Guaranteed:	By: ___________________________________________________
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee Program (STAMP).

(To be completed if true)

CERTIFICATION

The undersigned hereby represents and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have not been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

~~________________________________________________________~~	~~___________________________________________________~~
Dated	Signature

~~A-3~~
________________________________________________________	___________________________________________________
Dated	Signature

Shareholder Rights Plan	147

NOTICE

In the event the certification set forth above is not completed in connection with a purported transfer, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with such Acquiring Person or an Affiliate or Associate of such Acquiring Person (all as defined in the Rights Agreement) and accordingly the Rights evidenced by this Rights Certificate will be null and void.

Shareholder Rights Plan	148

~~[~~To be attached to each Rights Certificate~~]~~

FORM OF ELECTION TO EXERCISE

(To be executed if holder desires to exercise the Rights Certificate.)

TO: NEXGEN ENERGY LTD.

The undersigned hereby irrevocably elects to exercise ____________________________ whole Rights represented by the attached

Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

________________________________________________________

(Name)

________________________________________________________

(Street)

________________________________________________________

(City and State or Province)

________________________________________________________

(Country, Postal Code or Zip Code)

________________________________________________________

SOCIAL INSURANCE, SOCIAL SECURITY

OR OTHER TAXPAYER INDENTIFICATION NUMBER

Shareholder Rights Plan	149

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall he registered in the name of and delivered to:

________________________________________________________

(Name)

________________________________________________________

(Street)

________________________________________________________

(City and State or Province)

________________________________________________________

(Country, Postal Code or Zip Code)

________________________________________________________

SOCIAL INSURANCE, SOCIAL SECURITY

OR OTHER TAXPAYER ~~IDENTIFICATION~~ INDENTIFICATION NUMBER

Dated:

~~Signature Guaranteed:~~	~~Signature~~

Signature Guaranteed:	___________________________________________________
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee Program (STAMP).

Shareholder Rights Plan	150

(To be completed if true)

CERTIFICATION

The undersigned hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

~~Dated~~	~~Signature~~
________________________________________________________	___________________________________________________
Dated	Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported exercise, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (all as defined in the Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate will be null and void.

Amended Rights Plan	152

Amended Rights Plan

Amended Rights Plan	153

Exhibit A	Form of Rights Certificate

Amended Rights Plan	154

THIS AGREEMENT is made as of [●], 2026 (amending and restating the Shareholder Rights Plan Agreement of April 24, 2023)

BETWEEN:

NEXGEN ENERGY LTD., a Company existing under the laws of the Province of British Columbia

(the "Company")

- and -

COMPUTERSHARE INVESTOR SERVICES INC., a company existing under the laws of Canada and having an office in Vancouver, British Columbia

("Rights Agent")

WHEREAS:

(1) The Board of Directors (as hereinafter defined) determined that it was advisable and in the best interests of the Company to adopt a shareholder rights plan agreement dated April 22, 2014 (the "Original Agreement") to ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company are treated fairly in connection with any Take- over Bid (as herein defined) and the Original Agreement expires as of the date hereof;

(2) The Board of Directors determined that it was advisable and in the best interests of the Company to adopt the shareholder rights plan agreement dated April 22, 2017 (the "2017 Plan"), contemporaneously with the expiration of the Original Agreement to ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company are treated fairly in connection with any Take-over Bid;

(3) The Board of Directors determined it was advisable and in the best interests of the Company to amend and restate the 2017 Plan effective as of April 20, 2020 (the "2020 Plan") and to continue ongoing effectiveness;

(4) The Board of Directors has determined it was in the best interests of the Company to amend and restate the 2020 Plan effective as of April 24, 2023 (the "2023 Plan") and to continue its ongoing effectiveness;

(5) The Board of Directors has determined it is in the best interests of the Company to amend and restate the 2023 Plan (the "Rights Plan") and to continue its ongoing effectiveness upon the receipt of the requisite approval of shareholders; and

(6) In the implementation of the 2017 Plan, the Board of Directors:

(a) authorized the issuance of one Right (as hereinafter defined) in respect of each Common Share outstanding contemporaneously with the expiration of the rights under the Original Agreement (the "Record Time") to each holder of record of Common Shares as of the Record Time;

(b) authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(c) authorized the issuance of the Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

(7) Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth in this Agreement; and

(8) The Rights Agent has agreed to act on behalf of the Company in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

NOW, THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

Amended Rights Plan	155

ARTICLE 1 INTERPRETATION

1.1 Certain Definitions

In this Agreement, unless the context otherwise requires:

"Acquiring Person" means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Company or any Subsidiary of the Company;

(ii) an underwriter or member of a banking or selling group that acquires Voting Shares from the Company in connection with a distribution by the Company to the public of securities;

(iii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares solely as a result of one or any combination of:

(A) a Corporate Acquisition which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such Person to or above 20% or more of the Voting Shares then outstanding;

(B) a Permitted Bid Acquisition;

(C) an Exempt Acquisition;

(D) a Pro-Rata Acquisition; or

(E) a Convertible Security Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of any one or a combination of a Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition and, after such Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Voting Shares then outstanding other pursuant to any one or a combination of a Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition, then, as of such date such Person shall become an "Acquiring Person";

(iv) for a period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause (iv)(B) of the definition of Beneficial Owner. In this definition, "Disqualification Date" means the first date of public announcement of facts indicating that such Person has or is making or has announced an intention to make a Take-over Bid alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person; or

(v) any Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time the Grandfathered Person: (A) ceases to own 20% or more of the outstanding Voting Shares; or (B) becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares then outstanding in addition to those Voting Shares such Person then Beneficially Owns other than pursuant to a Corporate Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, or a Convertible Security Acquisition or any combination thereof.

"Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a body corporate shall be deemed to be an Affiliate of another body corporate if one of them is the Subsidiary of the other or if both are Subsidiaries of the same body corporate or if each of them is controlled by the same Person.

"Associate", when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

A Person shall be deemed the "Beneficial Owner" and to have "Beneficial Ownership" of and to "Beneficially Own":

Amended Rights Plan	156

(i) any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities of which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (A) upon the exercise of any Convertible Securities (other than the Rights), or (B) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, in either case where such right is exercisable immediately or within a period of 60 days and whether or not on condition or the happening of any contingency or making of a payment other than:

(A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement;

(B) pledges of securities in the ordinary course of the pledgee's business as a lender granted as security for bona fide indebtedness; and

(C) any agreement between the Company and any Person or Persons relating to a plan of arrangement, amalgamation or other statutory procedure which is subject to the prior approval of the shareholders;

(iii) any securities which are subject a lock-up agreement or similar commitment to deposit or tender such securities to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates; and

(iv) any securities that are Beneficially Owned within the meaning of clauses (i), (ii) or (iii) of this definition by any other Person with which such Person is acting jointly or in concert,

provided that a Person shall not be deemed the "Beneficial Owner" of, to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A) where: (1) the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause (iii) of this definition pursuant to a Permitted Lock-up Agreement; or (2) such security has been deposited or tendered pursuant to a Take- over Bid made by such Person or any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B) where such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security; provided that:

(a) the ordinary business of such Person (the "Investment Manager") includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Investment Manager in the ordinary course of such business in the performance of the Investment Manager's duties for the account of any other Person (a "Client") including non- discretionary accounts held on behalf of a Client by a broker or dealer or broker-dealer registered under applicable law;

(b) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an "Estate Account") or in relation to other accounts (each, an "Other Account") and holds such security in the ordinary course of and for the purposes of the activities of such Estate Accounts or for such Other Accounts;

(c) such Person (the "Statutory Body") is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purposes of its activities as such; or

(d) such Person (the "Plan Administrator") is the administrator or the trustee of one or more pension funds or plans registered under applicable laws and holds such security for the purposes of its activities as such (each, a "Plan") or is a Plan and such security is Beneficially Owned or held by the Person in the ordinary course of and for the purposes of its activities as such;

Amended Rights Plan	157

provided, however, that in any of the foregoing cases, the Investment Manager, the Trust Company, the Statutory Body, the Plan Administrator or the Plan, as the case may be is not then making or has not then announced an intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Company, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Company;

(C) where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(D) where such Person is a Client of a Investment Manager and such security is owned at law or in equity by the Investment Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(E) where such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For purposes of this definition, the percentage of Voting Shares Beneficially Owned by any Person at any time shall be and be deemed to be the product determined by the formula:

100 x A / B

where:

A = the number of votes for the election of all directors generally attached to the Voting Shares Beneficially Owned by such Person at such time; and

B = the number of votes for the election of all directors generally attaching to all Voting Shares actually outstanding.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but unissued Voting Shares which another Person may be deemed to Beneficially Own shall not be included in the denominator of the above formula.

"Board of Directors" means the board of directors of the Company.

"Business Day" means any day other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in Vancouver, BC, (or after the Separation Time, the principal office of the Rights Agent in Vancouver, BC) are generally authorized or obligated by law to close.

"Canadian-U.S. Exchange Rate" means, on any date, the inverse of the U.S.- Canadian Exchange Rate.

"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

"Close of Business" on any given date, unless otherwise specified herein, means 11:59 p.m. (Vancouver time, unless otherwise specified), on such date provided, however, that if such date is not a Business Day, Close of Business on such date shall mean 11:59 p.m. (Vancouver time, unless otherwise specified) on the next succeeding Business Day.

"Common Shares" means the common shares which the Company is authorized to issue, as such common shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and "common shares" when used with reference to any Person other than the Company means the class or classes of shares (or similar equity interests) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

Amended Rights Plan	158

"Competing Permitted Bid" means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(ii) satisfies all of the components of the definition of a Permitted Bid other than the requirement set out in clause (ii)(A) of that definition; and

(iii) contains, and the taking up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that no securities will be taken up or paid for pursuant to that Take- over Bid prior to the Close of Business on a date that is not earlier than the minimum number of days such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62- 104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the components of this definition and provided that, at such time, any acquisition of securities made pursuant to such Competing Permitted Bid, including any acquisition of securities theretofore made, will cease to be a Permitted Bid Acquisition.

"controlled": a Person shall be deemed to be "controlled" by another Person or two or more Persons acting jointly or in concert if:

(i) securities entitled to vote in the election of directors or trustees, as the case may be, of such first Person, carrying more than 50% of the votes for the election of directors or trustees, as the case may be, are held, directly or indirectly, by or for the benefit of the other Persons; and

(ii) the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Company or other Person,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

"Convertible Securities" means at any time any securities (other than the Rights) carrying any exercise, conversion, or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares.

"Convertible Security Acquisition" means the acquisition of Voting Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition.

"Corporate Acquisition" means an acquisition, redemption or cancellation by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person.

"Effective Date" means April 22, 2017.

"Exempt Acquisition" means the acquisition of Voting Shares or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsections 5.1(b), 5.1(c) or 5.1(d) hereof; (ii) pursuant to a regular dividend reinvestment or other similar share purchase plan of the Company made available by it to all holders of Voting Shares of a class or series or Voting Shares where such plan permits the holder to direct that dividends paid in respect of such Voting Shares be applied to the purchase from the Company of' further securities of the Company; or (iii) pursuant to a distribution by the Company of Voting Shares or Convertible Securities pursuant to a prospectus, provided that such distribution has received the approval of the Board of Directors and all applicable securities regulatory authorities and the Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than that person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; (iv) pursuant to a distribution by the Company of Voting Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid or upon the exercise by an individual employee of the Company of options to purchase Voting Shares granted under a stock option plan of the Company or rights to purchase or acquire securities granted under a share purchase or incentive plan of the Company, provided that (a) all necessary stock exchange approvals for such private placement, securities exchange take-over bid, stock option plan or share purchase or incentive plan have been obtained and such private placement, securities exchange take-over bid, stock option plan or share purchase or incentive plan complies with the terms and conditions of such approvals and (b) such Person does not become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the distribution, and in making this determination, the Voting Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the distribution; or (v) pursuant to a plan of arrangement, amalgamation or other statutory procedure which has been approved by the Board and the holders of Common Shares at a meeting duly called by the Board and held for such purposes.

Amended Rights Plan	159

"Exercise Price" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be an amount equal to three times the Market Price per Common Share, as at the Separation Time.

"Expiration Time" means the earliest of (i) the Termination Time, and (ii) the termination of the annual meeting of the shareholders of the Company at which this Agreement was not confirmed or reconfirmed as provided for in Section 5.18 of this Agreement.

"Fiduciary" means, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

"Flip-in Event" means a transaction or event that results in a Person becoming an Acquiring Person; provided, however, that a Flip-in Event shall be deemed to occur at the Close of Business on the tenth day (or such later day as the Board of Directors may determine) after the Stock Acquisition Date.

"Independent Shareholders" means all holders of Common Shares other than (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Person referred to in clauses (i), (ii) or (iii) above, and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Company or a wholly-owned Subsidiary of the Company, unless the beneficiaries of such plan or trust direct the manner in which such Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid. For greater certainty, persons who are exempt from the definition of "Beneficial Owner" by virtue of any of paragraphs (iii)(A) through (E) of the definition of "Beneficial Owner" shall be "Independent Shareholders" until they cease to be "Independent Shareholders" in accordance with this definition.

"Market Price" per security of any securities on any date means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days ending on the third Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i) the closing board lot sale price on such date or, if such price is not available, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange on which such securities are listed or admitted for trading;

(ii) if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over- the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

(iii) if the securities are not listed or admitted to trading as contemplated in clauses (i) or (ii) above, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date the closing price per security cannot be determined in accordance with the foregoing, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined by the Board of Directors, after consultation with a nationally or internationally recognized investment banking firm as to the fair value per security of such securities. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

Amended Rights Plan	160

"NI 62-104" means National Instrument 62-104 - Take-Over Bids and Issuers Bid adopted by the Canadian securities regulatory authorities.

"Offer to Acquire" includes:

(i) an offer to purchase, or a solicitation of an offer to sell, Common Shares or Convertible Securities or a public announcement of an intention to make such an offer or solicitation; and

(ii) an acceptance of an offer to sell Common Shares or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

"Offeror" means a Person who is making or has announced a current intention to make a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an ordinary market transaction (including a prearranged trade in the ordinary course of business) contemplated in paragraph (ii) of the definition of Beneficial Owner) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

"Permitted Bid" means a Take-over Bid which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Common Shares (other than the Offeror);

(ii) the Take-over Bid shall contain, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that no securities shall be taken up or paid for pursuant to the Take- over Bid:

(A) prior to the Close of Business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter period that a take-over bid (that is not exempt from the requirements of Part 2 of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62- 104; and

(B) only if at such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) the Take-over Bid shall contain irrevocable and unqualified provisions that securities may be deposited pursuant to the Take-over Bid at any time during the period described in subparagraph 1.1(ii)(A) of this definition and all securities deposited or tendered pursuant to the Take- over Bid may be withdrawn, unless restricted by law, until taken up and paid for; and

(iv) the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that the deposit condition set forth in subparagraph 1.1(ii)(B) of this definition is satisfied and such Common Shares are taken up by the Offeror, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of securities for not less than ten days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and any acquisitions of securities made pursuant to such Permitted Bid, including any acquisition of securities theretofore made, will cease to be a Permitted Bid Acquisition.

"Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

"Permitted Lock-Up Agreement" means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each, a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Company, not later than the date of the Lock- up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the "Lock-up Bid") made or to be made by the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i) the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or withdraw securities from the Lock-up Bid in order to tender or deposit the securities to another Take-over Bid or support another transaction prior to the securities being taken up and paid for under the Lock-Up Bid:

Amended Rights Plan	161

(A) where the price or value offered under such Take-Over Bid or transaction to the Locked-up Person exceeds the price or value offered under the Lock-Up Bid; or

(B) if:

(1) the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or

(2) the number of securities to be purchased under the other Take- over Bid or transaction exceeds by as much as or more than a specified number (the "Specified Number") the number of securities that the Offeror has offered to purchase under the Lock-up Bid at a price or value per security that is not less than the price or value per security offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take- over Bid or transaction or other similar limitation on a Locked- up Person's right to withdraw securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw securities in sufficient time to tender to the other Take-over Bid or to participate in and support the other transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked- up Person; and

(B) 50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities to the Lock-up Bid or withdraws Voting Shares or Convertible Securities in order to deposit or tender such Voting Shares or Convertible Securities to the other Take-over Bid or support another transaction.

"Person" includes any individual, firm, partnership, association, trust, body corporate, joint venture, syndicate or other form of unincorporated organization, government and its agencies and instrumentalities or other entity or group (whether or not having legal personality) and any successor (by merger, statutory amalgamation or arrangement, or otherwise) thereof.

"Pro-Rata Acquisition" means the acquisition of Voting Shares or Convertible Securities:

(i) as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting Shares or Convertible Securities on the same pro-rata basis as all other holders of Voting Shares of the same class or series;

(ii) pursuant to a regular dividend reinvestment plan or other plan of the Company made available by the Company to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting

Shares be applied to the purchase from the Company of further securities of the Company;

(iii) pursuant to the receipt and/or exercise of rights issued by the Company on a pro-rata basis to all holders of a class or series of Voting Shares to subscribe for or purchase Voting Shares or securities convertible into or exchangeable for

Voting Shares provided that such rights are acquired directly from the Company and not from any other Person; or

(iv) pursuant to a distribution by the Company of Voting Shares or Convertible Securities (and the conversion or exchange of such securities) made pursuant to a prospectus or by way of a private placement by the Company, provided that in all cases, the Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than that Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

"Redemption Price" has the meaning ascribed to that term in subsection 5.1(a) hereof.

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"Regular Periodic Cash Dividends" means cash dividends paid at regular intervals in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year; and

(ii) 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year.

"Rights" means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

"Rights Agent" means Computershare Investor Services Inc., a trust company existing under the federal laws of Canada, and having an office in Toronto, Ontario, and any successor Rights Agent appointed pursuant to the provisions hereof.

"Rights Certificate" has the meaning ascribed to that term in subsection 2.2(c) hereof.

"Rights Register" and "Rights Registrar" shall have the respective meanings ascribed thereto in subsection 2.6(a) hereof.

"Securities Act (British Columbia)" means the Securities Act (British Columbia), as amended, and the regulations thereunder, unless otherwise specified, as the same exist on the date hereof.

"Separation Time" means the Close of Business (Toronto time) on the tenth Business Day after the earliest of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be,); and

(iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors, provided that: (A) if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall (subject to any determination of the Board of Directors as aforesaid) be the Record Time; (B) if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time without securities deposited thereunder being taken up and paid for, then such Take-over Bid shall be deemed, for purposes of this definition, never to have been made; and (C) if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

"Shares" means shares in the capital of the Company.

"Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of NI 62-104) by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

"Subsidiary": A body corporate is a Subsidiary of another body corporate if:

(i) it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other, or

(ii) it is a Subsidiary of a body corporate that is that other's Subsidiary.

"Take-over Bid" means an Offer to Acquire Common Shares or Convertible Securities (or both), where the securities subject to the Offer to Acquire, together with the Common Shares, if any, into which the securities subject to the Offer to Acquire are convertible and the Voting Shares Beneficially Owned by the Offeror at the date of the Offer to Acquire constitute, in the aggregate, 20% or more of the then outstanding Voting Shares.

"Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 hereof.

"Trading Day", when used with respect to any securities, means a day on which the principal securities exchange in Canada on which such securities are listed or admitted to trading is open for the transaction of business, or if the securities are not listed or admitted to trading on any securities exchange in Canada, a Business Day.

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"U.S.-Canadian Exchange Rate" means, on any date:

(i) if on such date the Bank of Canada posts the daily average rate for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate on such date for the conversion of one United States dollar into Canadian dollars calculated in the manner which shall be determined by the Board of Directors from time to time.

"U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

"Voting Shares" means, collectively, the Common Shares and any other Shares entitled to vote generally for the election of directors.

1.2 Holder

As used in this Agreement, unless the context otherwise requires, the term "holder" when used with reference to Rights, means the registered holder of such Rights or, prior to the Separation Time, the associated Common Shares.

1.3 Acting Jointly or in Concert

For purposes of this Agreement, it is a question of fact whether a Person is acting jointly or in concert with another Person but a Person (the "First Person") shall be deemed to be acting jointly or in concert with every other Person who, as a result of any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the First Person or any Associate or Affiliate thereof or any other Person acting jointly or in concert with the First Person, acquires or makes an offer to acquire Voting Shares or Convertible Securities (other than (a) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (b) pursuant to a pledge of securities in the ordinary course of business).

1.4 Application of Statutes, Regulations and Rules

Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefore, to the same as it is in effect on the date of this Agreement.

1.5 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.6 Headings and References

The headings of the Articles and Sections of this Agreement and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to Articles, Sections and Exhibits are to articles and sections of and exhibits to, and forming part of, this Agreement. The words "hereto", "herein", "hereof", "hereunder", "this Agreement", "the Rights Agreement" and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, modified or supplemented at any time or from time to time.

1.7 Singular, Plural, etc.

In this Agreement, where the context so admits, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.8 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

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ARTICLE 2 THE RIGHTS

2.1 Issuance and Legend on Common Share Certificates

(a) One Right in respect of each Common Share outstanding at the Record Time and each Common Share that may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof. Notwithstanding the foregoing, one Right in respect of each Common Share issued after the Record Time upon the exercise of rights pursuant to Convertible Securities outstanding at the Record Time may be issued after the Separation Time but prior to the Expiration Time.

(b) Certificates for Common Shares issued after the Record Time hereof but prior to the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed, printed, or written thereon or otherwise affixed thereto a legend in substantially the following form:

"Until the Separation Time (as such term is defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement, made as of May 5, 2026, as amended and supplemented from time to time (the "Rights Agreement"), between NexGen Energy Ltd. (the "Company") and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain circumstances, they are "Beneficially Owned" by a "Person" who is or becomes an "Acquiring Person" or any Person acting jointly or in concert with an Acquiring Person or with an "Affiliate" or "Associate" of an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof), or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as possible after the receipt of a written request therefor."

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of a legend in substantially the foregoing form until the earlier of the Separation Time and the Expiration Time and where Certificates representing Common Shares have the legend set forth in the Original Agreement, the 2017 Plan, the 2020 Plan or the 2023 Plan, such legend shall be deemed to be amended for all purposes to read the same as the legend set forth above.

2.2 Initial Exercise Price: Exercise of Rights: Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price (or its U.S. Dollar Equivalent on the Business Day immediately preceding the date of exercise of the Right), one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) for administrative purposes, each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights: (i) may be exercised and (ii) shall be registered and transferable independent of Common Shares. Promptly following the Separation Time, the Company shall prepare and the Rights Agent shall mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of subsection 3.1(b) hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights), at such holder's address as shown in the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

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(i) a certificate (a "Rights Certificate") in substantially the form of Exhibit A hereto appropriately completed and registered in such holder's name, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii) a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (A) and (B) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Company to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first person to furnish such information and documentation as the Company deems necessary.

(d) Rights may be exercised in whole at any time or in part from time to time on any Business Day (or other day that is not a bank holiday at the place of exercise) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in the City of Toronto, Ontario or at any other office of the Rights Agent in the cities specified in the Rights Certificate or designated from time to time for that purpose by the Company after consultation with the Rights Agent:

(i) the Rights Certificate evidencing such Rights with an Election to Exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate, appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment by certified cheque, bank draft, wire transfer or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the issuance, transfer or delivery of Rights Certificates or the issuance, transfer or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate accompanied by a duly completed and executed Election to Exercise which does not indicate that Rights evidenced by such Rights Certificate have become void pursuant to subsection 3.1(b) hereof and payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Company) shall thereupon promptly:

(i) requisition from a transfer agent of the Common Share certificates for the number of Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) when appropriate, requisition from the Company the amount of any funds to be paid in lieu of issuing fractional Common Shares;

(iii) after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder together with, where applicable, a cheque representing any cash payment in lieu of a fractional interest; and

(iv) tender to the Company all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing (subject to the provisions of subsection 5.5(a) hereof) the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Company covenants and agrees to:

(i) take all such action as may be necessary on its part and within its powers to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and be fully paid and non- assessable;

(ii) take all reasonable action as may be necessary on its part and within its power to comply with any applicable requirements of the Business Corporations Act (British Columbia), the Securities Act (British Columbia) or comparable legislation of each of the provinces and territories of Canada, and the rules and regulations thereunder, and any other applicable law, rule or regulation, in connection with the issuance and delivery of Rights Certificates and of any securities of the Company upon exercise of Rights;

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(iii) use its reasonable efforts to cause all Shares of the Company issued upon exercise of Rights to be listed upon the Toronto Stock Exchange or such other stock exchange on which the Shares are listed at that time;

(iv) pay when due and payable any and all Canadian federal, provincial transfer taxes (not including any taxes referable to the income or profit of the holder or exercising Person or any liability of the Company to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or of any Shares of the Company issued upon the exercise of Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised;

(v) if necessary, cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(vi) after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price, Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) If the Company shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on Common Shares payable in Voting Shares or Convertible Securities otherwise than pursuant to any optional share dividend program;

(ii) subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Voting Shares or Convertible Securities in respect of, in lieu of, or in exchange for, existing Common Shares in a reclassification or re-designation of Common Shares, an amalgamation or statutory arrangement;

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under subsection 3.1(a). If the Exercise Price and number of Rights are to be adjusted:

(v) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof (assuming the exercise of all such exchange or conversion rights, if any); and

(vi) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights shall be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Voting Share or Convertible Security shall have exactly one Right associated with it.

If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment shall be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof. To the extent that any such rights of exchange, conversion or acquisition are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares or Convertible Securities actually issued upon the exercise of such rights. If after the Record Time and prior to the Expiration Time the Company shall issue any Shares of its authorized capital other than Common Shares in a transaction of a type described in the first sentence of this subsection 2.3(a), such Shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

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If the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(b) If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Shares or Convertible Securities at a price per Common Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price (including the price required to be paid to purchase such Convertible Security) per share) that is less than the Market Price per Common Share on such record date, the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price and of which the denominator shall be the number of shares of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid in a form other than cash, the value of such non-cash consideration shall be as determined by the Board of Directors. To the extent that any such rights or warrants are not so issued or, if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number of Common Shares or Convertible Securities actually issued upon the exercise of such rights or warrants, as the ease may be. For purposes of this Agreement, the granting of the right to purchase Common Shares (whether previously unissued, treasury shares or otherwise) pursuant to any optional dividend reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends payable on securities of the Company and/or employee stock option, stock purchase or other employee benefit plan (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Company; provided, however, that, in the case of any dividend reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plan) of the Common Shares.

(c) If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares) or rights or warrants (excluding those referred to in subsection 2.3(a) or 2.3(b)), the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall, subject to adjustment as provided in the penultimate sentence of subsection 2.3(b), equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.

(d) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance in the case of an adjustment made pursuant to subsection 2.3(a) above; and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to subsections 2.3(b) or 2.3(c) above.

(e) Subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with the provisions of subsection 5.4(b) or 5.4(c), as applicable, if the Company shall at any time after the Record Time and prior to the Expiration Time issue any Shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such Shares, or Convertible Securities, in a transaction referred to in clause 2.3(a)(i) or 2.3(a)(iv) above and if the Board of Directors determines that the adjustments contemplated by subsections 2.3(a), 2.3(b) and 2.3(d) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding such clauses, such adjustments (rather than the adjustments contemplated by subsections 2.3(a), 2.3(b) and 2.3(d) above) shall be made and the Company and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

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(f) Anything herein to the contrary notwithstanding, no adjustment to the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. Each adjustment made pursuant to this Section shall be calculated to the nearest cent or to the nearest one ten-thousandth of a Common Share or Right, as the case may be.

(g) All Rights originally issued by the Company subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in subsection 2.3(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 2.3(b) and 2.3(c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth) obtained by:

(i) multiplying (A) the number of Common Shares covered by a Right immediately prior to this adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and

(ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(i) The Company may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record immediately prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to the adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any date thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days after the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 2.3(j), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing the additional Rights to which such holder shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution or replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Company, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(k) If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any

(l) Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(m) In any case in which this Section 2.3 shall require that any adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares or other securities upon the occurrence of the event requiring such adjustment.

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(n) Notwithstanding anything in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that, in their judgment, the Board of Directors determines advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance wholly for cash of any Common Shares at less than the applicable Market Price, (iii) issuance wholly for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Common Shares, and subject to applicable taxation laws, shall not be taxable to such shareholders.

(o) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Company shall promptly:

(i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii) file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly submitted (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such exercise is a date upon which the relevant share transfer books of the Company are closed, such Person shall be deemed to have become the recorded holder of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the said share transfer books of the Company are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Company by any two of its Chairman, President and Chief Executive Officer, its Chief Financial Officer or its Corporate Secretary. The Rights Certificates may be signed by any of these officers manually, or by facsimile or any other electronic means.

(b) Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c) Promptly after the Company learns of the Separation Time, the Company shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Company) and deliver such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) Following the Separation Time, the Company shall cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(c) below, the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

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(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of transfer thereon duly completed and endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing.

As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable fees and expenses of its Rights Agent) connected therewith.

(d) The Company shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute, and the Rights Agent shall countersign and deliver a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such surety bond and indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company's request, the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights means the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10 Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a) prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share;

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(b) after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(c) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(d) such holder has waived all rights to receive any fractional Right or fractional Common Share upon exercise of a Right;

(e) such holder is otherwise bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof in respect of all Rights held;

(f) this Agreement may be supplemented or amended from time to time pursuant to the last sentence of the penultimate paragraph of subsection 2.3(a) hereof upon the sole authority of the Board of Directors without the approval of any holder of Rights; and

(g) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to the provisions of Section 2.2 and Section 5.1 hereof and except as provided below, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall thereafter constitute, effective at the Close of Business on the tenth Business Day after the relevant Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Company having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Common Shares).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person); or

(ii) a direct or indirect transferee of, or other successor in title to, such Rights (a "Transferee"), who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, in a transfer, whether or not for consideration, that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding the provisions of this subsection 3.1(b) applicable in the circumstances contemplated in clause (i) hereof;

shall thereupon become and be void and any holder of such Rights (including any Transferee) shall thereafter have no rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent, or any Co-Rights Agent (as hereinafter defined), upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such rights shall be null and void.

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(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses 3.1(b)(i) or 3.1(b)(ii) of subsection 3.1(b) hereof or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person or an Affiliate or Associate thereof or acting jointly or in concert with any of them. The issuance of a Rights Certificate without the legend referred to in this subsection shall be of no effect on the provisions of this subsection.

ARTICLE 4 THE RIGHTS AGENT

4.1 General

(a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more co-rights agents (each, a "Co-Rights Agent") as it may deem necessary or desirable after consultation with the Rights Agent. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Company may determine with the written approval of the Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors, employees or agents, for anything done or omitted by them in connection with the acceptance and performance of this Agreement, including legal costs and expenses, which right to indemnification shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Voting Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

(d) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstance whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(e) Notwithstanding any other provisions of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of claim.

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4.2 Merger or Amalgamation or Change of Name of Rights Agent

(a) Any body corporate into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any body corporate succeeding to the securityholder services business of the Rights Agent or any successor Rights Agent shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such body corporate would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion, and the Rights Agent, at the Company's expense, may also retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate, acting reasonably, to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent will be entitled to act and rely in good faith on the advice of any such expert or advisor.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action or refraining from taking any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an individual believed by the Rights Agent to be the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Vice-President and by the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) Nothing in this Agreement shall be construed as relieving the Rights Agent from liability hereunder for its own gross negligence, bad faith or willful misconduct.

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only.

(e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

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(f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized to rely upon and directed to accept written instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Vice-President or the Secretary or any Assistant Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

(h) The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Shares by first class mail, and mailed or delivered to the holders of the Rights in accordance with Section 5.9 hereof. The Company may remove the Rights Agent upon 30 days' notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of the Shares by first class mail, and mailed to the holders of the Rights in accordance with Section 5.9 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Company), then the holder of any Rights may apply, at the Company's expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a body corporate incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon receipt of all fees and expenses outstanding to the predecessor Rights Agent by the Company shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5 Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days' written notice to the Company, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 Business Day period, then such resignation shall not be effective.

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4.6 Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5 MISCELLANEOUS

5.1 Redemption and Waiver

The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1. In addition,

(a) Subject to the prior consent of the holders of Common Shares or Rights obtained as set forth in Section 5.4(b) or Section 5.4(c), the Board of Directors, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment to the Exercise Price provided for in Section 2.3 hereof if an event analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) Subject to the prior consent of the holders of Common Shares obtained as set forth in Section 5.4(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, waive the application of Section 3.1 to such Flip-in Event if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take- over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d).

(c) Prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 3.1 to such Flip-in Event but only if such Flip-in Event occurs as a result of a Take- over Bid made by way of a Take-over Bid circular sent to all holders of record of Common Shares; provided, however, that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry time of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1(c).

(d) The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Common Shares or has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within thirty (30) days of the date on which such contractual arrangement is entered into, such that at the time of the waiver pursuant to this subsection 5.1(d), it is no longer an Acquiring Person.

(e) If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under subsection 5.1(c) hereof any outstanding Common Shares, the Board of Directors of the Company shall, notwithstanding the provisions of subsection 5.1(a) hereof, immediately upon such acquisition and without further formality be deemed to have elected to redeem, and shall redeem, the Rights at the Redemption Price.

(f) If the Board of Directors elects to or is deemed to have elected to redeem the Rights and, in circumstances where subsection 5.1(a) is applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) no further Rights shall thereafter be issued.

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(g) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the Common Share register maintained by the Company's transfer agent. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(h) Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(i) Upon the Rights being redeemed pursuant to section 5.1(h), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.

5.2 Expiration

No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of Voting Shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Company may make, without the approval of the holders of Rights or Common Shares, any supplements or amendments to this Agreement: (i) specifically contemplated in subsection 2.10(f); (ii) to correct any clerical or typographical error; or (iii) which are required to maintain the validity and effectiveness of the Agreement as a result of any change in any applicable laws, rules or regulatory requirements. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to subsection 5.4(a), the Company, with the prior consent of the holders of Common Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Common Shares at a meeting called and held in compliance with applicable laws, rules and regulatory requirements and the requirements in the articles and notice of articles of the Company. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all Independent Shareholders represented in person or by proxy at the special meeting.

(c) Subject to subsection 5.4(a), the Company, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, may amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a special meeting of holders of Rights called and held in compliance with applicable laws, rules and regulatory requirements and, to the extent possible, with the requirements in the articles and by- laws of the Company applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to subsection 3.1(b)), represented in person or by proxy at the special meeting. For the purposes hereof, each outstanding Right (other than Rights which have become null and void pursuant to subsection 3.1(b)) shall be entitled to one vote, and the procedures for calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's articles and the Business Corporations Act (British Columbia) with respect to meetings of shareholders of the Company.

Amended Rights Plan	177

(d) Any amendments made by the Company to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i) if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called in accordance with the provisions of Section 5.4(c) hereof.

(e) The Company shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, rescission or variation.

Any amendments shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, and where the prior consent of the holders of Common Shares or Rights is required, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the holders of Common Shares or the holders of Rights or is not submitted to the holders of Common Shares or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within a period of six months of the making of any such amendment, at the end of such period, and no subsequent resolution of Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the holders of Common Shares or the holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Common Shares

(a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of issuing fractional Rights, the Company shall pay to the registered holders of the Rights Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Company shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

(b) The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Company shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights, or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

Amended Rights Plan	178

5.8 Notice of Proposed Actions

If after the Separation Time and prior to the Expiration Time:

(i) there shall occur an adjustment in Rights attaching to the Right pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event; or

(ii) the Company proposes to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company's assets.

then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 5.9, a notice of such event or proposed action, which shall specify the date on which such change to the Rights, liquidation, dissolution or winding up occurred or is to take place, and such notice shall be so given within 10 Business Days after the occurrence of a change to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Company.

5.9 Notices

Any notice, demand or other communication required or permitted to be given or made by the Rights Agent or by the holder of any Rights to or on the Company or by the Company or by the holder of any Rights to or on the Rights Agent shall be in writing and shall be well and sufficiently given or made if:

(i) delivered in person during normal business hours on a Business Day and left with the receptionist or other responsible employee at the relevant address set forth below; or

(ii) except during any general interruption of postal services due to strike, lockout or other cause, sent by first-class mail; or

(iii) sent by telegraph, facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing as aforesaid;

if to the Company, addressed to it at:

NexGen Energy Ltd.

Attention: President and Chief Executive Officer

#3150 - 1021 West Hastings Street

Vancouver, BC V6E OC3

Fax No.: 604-259-0321

and if to the Rights Agent, addressed to it at:

Computershare Investor Services Inc.
Manager, Client Services

3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9
Fax No.: 604-661-9401

Notices, demands or other communications required or permitted to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be in writing and shall be well and sufficiently given or made if delivered personally to such holder or delivered or mailed by first class mail to the address of such holder as it appears on the Rights register maintained by the Rights Agent, or, prior to the Separation Time, in the register of shareholders maintained by the transfer agent for the Common Shares.

Any notice so given or made shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout, or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

Amended Rights Plan	179

5.10 Costs of Enforcement

The Company agrees that if the Company fails to fulfill any of its obligations pursuant to this Agreement, then the Company shall reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder and actions to enforce his rights pursuant to any Rights or this Agreement.

5.11 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and permitted assigns hereunder.

5.12 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14 Counterparts

This Agreement may be executed in any number of counterparts by original, facsimile or other electronic signature and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.15 Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors to any liability to the holders of the Rights.

5.17 Effective Date

This Agreement is effective and in full force and affect in accordance with its terms, as may be amended, from and after the Effective Date.

5.18 Shareholder Review

This Agreement must be reconfirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation and approval at a meeting of holders of Common Shares to be held, mutatis mutandis, every three years thereafter or such earlier time as may be required by any applicable stock exchange or regulatory body. If this Agreement is not so reconfirmed and approved or its not presented for reconfirmation and approval at any such meeting (or at any postponement or adjournment thereof), this Agreement and all outstanding Rights shall terminate and be void and of no further force effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation and approval of this Agreement and the date of termination of the annual meeting of holders of Common Shares in the applicable year; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to this Agreement), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.18.

5.19 Declaration as to Non-Canadian Holders

If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Company, as the Company may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

Amended Rights Plan	180

5.20 Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including the Toronto Stock Exchange while any securities of the Company are listed and posted for trading thereon and for a period of 6 months thereafter.

5.21 U.S. Registration

Notwithstanding anything to the contrary, no Rights shall be deemed issued to a U.S. holder until a registration of the Rights under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, is effective, but, regardless of when that registration shall become effective, the Rights shall be effective in accordance with Article 2 in respect of each Common Share outstanding as the Record Time and each Common Share that may be issued after the Effective Time and prior to the earlier of the Separation Time and the Expiration Time.

5.22 Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

5.23 Time of the Essence

Time shall be of the essence in this Agreement.

NEXGEN ENERGY LTD.

By: _______________________________________________

Authorized Signatory

By: _______________________________________________

Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

By: _______________________________________________

Authorized Signatory

By: _______________________________________________

Authorized Signatory

Amended Rights Plan	181

Exhibit A

Form of Rights Certificate

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR WITH AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME VOID WITHOUT FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that ___________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of a Shareholder Rights Plan Agreement made as of April 22, 2017, as amended and restated on April 20, 2020, April 24, 2023, and May 5, 2026 (the "Rights Agreement") between NEXGEN ENERGY LTD., a corporation existing under the laws of the Province of British Columbia (the "Company"), and COMPUTERSHARE INVESTOR SERVICES INC., as Rights Agent, to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share in the capital of the Company (a "Common Share") (subject to adjustment as provided in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a duly completed and executed Form of Election to Exercise and payment of the Exercise Price by way of certified cheque, bank draft or money order made payable to the Company at the principal office of the Rights Agent in the City of Toronto, Canada. The Exercise Price shall initially be an amount equal to three time the Market Price per Common Share as at the Separation Time per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

This Rights Certificate is subject to all the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by this reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Company and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights.

Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, nor will Rights Certificates be issued for less than one whole Right. In lieu thereof, a cash payment will be made as provided in the Rights Agreement.

Amended Rights Plan	182

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, nor will Rights Certificates be issued for less than one whole Right. In lieu thereof, a cash payment will be made as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent. WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Date:	NEXGEN ENERGY LTD.

	By:	Name: ●
Title: ●

	By:	Name: ●
Title: ●

COMPUTERSHARE INVESTOR SERVICES INC.
Countersigned:

	By:	Authorized Signatory

Date:

Amended Rights Plan	183

Form of Reverse Side of Rights Certificate

FORM OF TRANSFER

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates.)

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto
(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________________________, as attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated:
Signature Guaranteed:	By:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee Program (STAMP).

(To be completed if true)

CERTIFICATION

The undersigned hereby represents and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have not been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

Dated	Signature

Amended Rights Plan	184

NOTICE

In the event the certification set forth above is not completed in connection with a purported transfer, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with such Acquiring Person or an Affiliate or Associate of such Acquiring Person (all as defined in the Rights Agreement) and accordingly the Rights evidenced by this Rights Certificate will be null and void.

Amended Rights Plan	185

To be attached to each Rights Certificate

FORM OF ELECTION TO EXERCISE

(To be executed if holder desires to exercise the Rights Certificate.)

TO: NEXGEN ENERGY LTD.

The undersigned hereby irrevocably elects to exercise ____________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

(Name)

(Street)

(City and State or Province)

(Country, Postal Code or Zip Code)

SOCIAL INSURANCE, SOCIAL SECURITY
OR OTHER TAXPAYER INDENTIFICATION NUMBER

Amended Rights Plan	186

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall he registered in the name of and delivered to:

(Name)

(Street)

(City and State or Province)

(Country, Postal Code or Zip Code)

SOCIAL INSURANCE, SOCIAL SECURITY
OR OTHER TAXPAYER INDENTIFICATION NUMBER

Dated:
Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee Program (STAMP).

Amended Rights Plan	187

(To be completed if true)

CERTIFICATION

The undersigned hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

Dated	Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported exercise, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (all as defined in the Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate will be null and void.

NexGen Energy Ltd.	188

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